5. Follow-Up... Materials

06014059

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cobham PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 05 2006
THOMSON FINANCIAL

FILE NO. 82- 34983 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: DW

DAT : 6/5/06

# Annual Report & Accounts 2005




N599L

COBHAM

# Contents



*Front cover: Cobham's synthetic vision Electronic Flight Instrument System (EFIS)*

# Profile

**Cobham plc** is an international company engaged in the development, delivery and support of advanced aerospace and defence systems in the air, on land, at sea and in space. The company has five technology divisions and one service division that collectively specialise in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

# Financial Highlights

**Revenue (continuing and discontinued)***
£1,090.4m
(2004: £979.0m)

+11.4%

**Underlying profit before taxation***
£167.0m
(2004: £142.3m)

+17.4%

**Trading profit***
£177.7m
(2004: £150.0m)

+18.5%

**Earnings per ordinary share**
– basic 8.71p
(2004: 9.00p)

-3.2%

**Earnings per ordinary share**
– fully diluted 8.66p
(2004: 8.94p)

-3.1%

**Earnings per ordinary share***
– underlying 10.58p
(2004: 9.12p)

+16.0%

**Interim Dividend**
– paid 13 December 2005 1.01p
(2004: 0.92p)

+10%

**Recommended final dividend**
– payable 7 July 2006 2.40p
(2004: 2.18p)

+10%

**Recommended dividend per ordinary share**
3.41p
(2004: 3.10p)

+10%

Analysis of revenue
£m


1,200
1,000
800
600
400
200
0
979
1,090
489.5
557
489.5
533
Non Military
Military
'04
'05

Earnings per ordinary share – underlying
Pence


12
10
8
6
4
2
0
9.12
10.58
'04
'05

Dividend
Pence


4
3
2
1
0
3.10
3.41
'04
'05

*To assist with the understanding of earnings trends, trading profit (formerly underlying operating profit) and underlying earnings have been defined to exclude the impact of the amortisation of intangible assets recognised upon acquisition and the impact of the marking to market of foreign exchange derivatives not realised in the period. All underlying measures also include the revenue and operational results of both continuing and discontinued businesses until the point of sale, but exclude exceptional profits or losses arising on disposals actually completed during the period. None exist in the current period, but any impairments of goodwill would also be excluded.

# Chairman's Statement



Gordon Page, Chairman

> 2005 has been a successful and transformational year

> REMEC Defense & Space Inc. is a pivotal acquisition

> Six divisions created with a flatter, more simplified management structure

> The Group's focus on technology leadership is the key to growth as the market and industry evolution continues

REMEC Defense & Space Inc.,
San Diego, California, USA


REMEC

Cobham's six new divisions

- Cobham Air Refuelling and Auxiliary Mission Equipment
- Cobham Antennas
- Cobham Avionics and Surveillance
- Cobham Defence Electronic Systems
- Cobham Life Support
- Cobham Services

**Results**

Group revenue in 2005 (continuing and discontinued) increased by 11% to £1,090.4 (2004: £979.0m). Profit before taxation decreased by 1.2% to £138.9 (2004: £140.6m). Trading profit rose by 18.5% to £177.7m (2004: £150.0m) and underlying profit before tax rose by 17.4% to £167.0m (2004: £142.3m). It gives me great pleasure to be able to report another set of record results.

Underlying earnings per share of 10.58p (2004: 9.12p) were 16.0% higher than the previous year and your directors have recommended a final dividend of 2.40p per share (2004: 2.18p). Together with the interim dividend of 1.01p (2004: 0.92p) which was paid in December 2005, this represents an increase of 10% compared to 2004. Subject to shareholders' approval, the final dividend will be paid on 7 July 2006 to all shareholders on the register at 2 June 2006.

Further information on these results are detailed in the Financial Review on page 10.

**Corporate Development**

During the year the Group completed a comprehensive strategic review, the details of which are set out later in this report. Continuation of organic growth and acquisition together with an increased focus on technology development will underpin sustained future growth. Reshaping of the Group's portfolio is largely complete although there are likely to be further refinements in 2006.

A number of acquisitions were made in 2005 and are set out in this report. The two most significant were announced at the end of 2004 and completed in 2005. They were H Koch and Sons for a cash consideration of US$51m, and REMEC Defense & Space Inc. for a cash consideration of US$257m. Both have been successfully integrated into the Group and we look forward to them each making a significant contribution to the Group's future prosperity. In November the Group's Fluid and Air distribution business was sold to the US-based Eaton Corporation for a cash consideration of £150m.

**People**

Marcus Beresford was appointed Senior Independent Director in 2005, replacing Mike Smith who retired in June 2005 after nine years as a Board member. Mike Smith made an outstanding contribution to the Group and, on behalf of the Board, I thank him and wish him a long and happy future.

In June 2005 Geoff Cooper resigned after ten years as an executive director and again, on behalf of the Board, I thank him for his significant contribution and wish him well for the future.

Dr John Patterson, Executive Director Development of AstraZeneca plc, was appointed a non executive director of the Group on 1 November 2005. He brings wide ranging and relevant experience to the Group and we welcome him to the Board.

2005 presented many internal and external challenges to the Group as we refocused on a sharper technology-driven approach to our business. In these circumstances we owe thanks and appreciation to our employees for their skill and dedication. I thank them sincerely.

G F Page
Chairman
7 April 2006

# Chief Executive's Review



Allan Cook, Chief Executive

- Defence spending in the USA continues to be robust
- Good visibility of US and UK defence priorities
- Civil aerospace market remains buoyant
- Cobham's technology focus aligns with customer demands
- Excellent organic growth prospects and order book

Cobham's strategy

**Enhanced shareholder value through profitable growth**

| Focus on leading technology positions | Build capabilities | Drive operating performance |
|---|---|---|

**Introduction**

2005 has been a successful year and the start of a transformational process. We have delivered a strong financial performance, successfully integrated our largest acquisition to date and completed a strategic review which is a defining point for Cobham. Implementation of this strategy is proceeding well with good progress in reshaping the portfolio with value already being derived from disposals, and with improvements in operating performance.

**Market in Context**

The UK Defence Industrial Strategy (DIS) and the Quadrennial Defense Review (QDR) in the USA have provided good visibility of priorities. US military budgets continue to rise with renewed emphasis on intelligence, communication and the efficient and safe deployment of assets, areas where Cobham is a market leader for land, sea and airborne platforms.

Cobham will continue to benefit from the growth in aircraft and passenger numbers in the commercial and civil markets, for both fixed and rotary wing aircraft. Customers increasingly place a premium on products that enhance the safety, efficiency and utility of platforms, which align with the Group's technology focus.

**Business Overview**

2005 was a successful year for us with double-digit growth in revenue, trading profit and underlying earnings per share and an improvement in operating cash conversion to 99%. Across the Group we were successful in winning some major contracts that will underpin our future growth. New order intake increased by 24%. The order book at the end of March 2006 was more than £1.8bn including the new Coastwatch contract.

Chelton had a very strong year. As well as the acquisition of REMEC Defense & Space Inc. (REMEC), the performance was underpinned by double-digit organic growth in revenue and trading profit. This performance has been driven by a relentless focus on technology investment in new products that meet very demanding customer requirements.

The Aerospace Systems Group reported relatively flat revenue, with sales impacted by the disposal of Fluid and Air in November and the acquisition of H Koch and Sons. Organic growth in trading profit for the Air Refuelling and Auxiliary Mission Equipment Division was particularly strong and this, together with other operational performance improvements, more than offset transaction exchange headwind.

Margins in Flight Operations and Services have normalised following the exceptional result in 2004. Revenue was slightly up and trading profit reduced reflecting higher bid costs, fuel price increases for outsourced flying for the Australian resource industry, and lower profitability on the renewed Qantas contract.

**Prospects**

Our proven technologies and those under development position us well to take advantage of the evolution and growth of the aerospace and defence market, where we serve a wide range of civil and military customers.

Looking ahead, we will secure additional benefits from portfolio reshaping and the operating performance improvement programme, and investment in R&D. The Group continues to seek acquisitions and to dispose of some smaller companies, both of which will enhance shareholder value.

**People**

Finally, let me extend my thanks to our people. We achieved an immense amount in 2005 driven by the passion, energy and commitment of our people. It is a privilege to lead this world-class organisation.



**Allan Cook,**
**Chief Executive**
7 April 2006



Tuning and testing of an advanced antenna

- Strong performance with good organic and acquisition growth
- Presence increased on key land, sea and air platforms including the Global Hawk UAV
- US$100m order for Synthetic Vision EFIS on Bell helicopters

Synthetic vision Electronic Flight Instrument System (EFIS)



In **Antennas,** the A400M aircraft has become a major platform for Cobham's communications and navigation antennas, with selection by EADS CASA to supply phased array electronically steerable SATCOM antennas. Cobham will provide European logistical support once the aircraft enters into service.

In the USA, Cobham was selected by Boeing to supply communications and data link antennas as part of the avionics modernisation programme for the C130 aircraft both for standard and special operations configurations.

An agreement has been reached with Rockwell Collins to supply Traffic Collision Avoidance Antennas for a further five years and the first deliveries were made of high-speed data SATCOM systems for Embraer and Gulfstream for factory installation on new aircraft. The SATCOM system provides an office-in-the-sky capability including internet and high quality voice and data link communications. Throughout the Group, sales of SATCOM antennas have benefited from the superior performance offered by Cobham products.

In January Cobham acquired WA Systems Limited in the UK, a company that specialises in software and hardware solutions primarily in the aerospace and defence domain with Battle Management Systems supporting soldier, vehicle and naval platforms. Existing BattleHawk and WaveHawk products form the basis of current and future developments which include unique Soldier C4I (Command, control, communications, computers and intelligence) solutions for a number of modernisation programmes around the world.

In February the Group announced the acquisition of Mastsystem Intl'l Oy (Mastsystem) based in Joensuu, Finland in a move that strengthens Cobham's land domain products. The company designs, manufactures and markets telescopic antenna mast systems for use in defence markets, including portable and mobile telescopic masts of carbon and glass fibre composite construction.

In June, Cobham acquired 100% of the share capital of Vector Fields Ltd (Vector) based in the UK. Vector develops and supplies commercial antenna and microwave software products and has customers in Asia, Europe and the USA.

In September Cobham completed the acquisition of the remaining 60% of the shares in US-based TracStar. TracStar's steerable land-based antenna SATCOM products recorded very strong sales driven in part by the US Federal Emergency Management Agency (FEMA) disaster response to the autumn hurricane activity.

Cobham's innovative, small footprint interference cancellation product mINCAN was selected by the US Army and won acceptance onto the US Coastguard Rescue 21 programme. Interference cancellation is a requirement where data link or speech systems are operated in a jamming or high interference environment in order to maintain signal integrity, and is key to successful network-centric communications. Wider military interest continues to be shown as mINCAN is a fraction of the size of previous systems which are deployed at sea and in fixed ground installations.



Cobham provides an eleven part ship set for the Global Hawk UAV Signal Intelligence payload

In **Avionics and Surveillance** one of the most significant successes for Cobham in 2005 was the selection by Bell Helicopters to supply its synthetic environment Electronic Flight Instrument System (EFIS) as standard equipment on a number of their helicopter platforms. This is the first major Original Equipment Manufacturer (OEM) success for the EFIS and makes Bell the first major OEM to offer synthetic vision for all light and medium single engine helicopters. It is anticipated that there will be a strong upgrade market for the EFIS.

Significant orders have been received from the US Army for tactical communications equipment and customer evaluation of the new Wulfsberg Fliteline avionics suite has started. Sales of the COSPAS-SARSAT compliant search and rescue beacon products have also been strong.

In **Defence Electronic Systems,** there has been excellent growth which is anticipated to continue. US military requirements for a light vehicle variant of the ROVIS vehicle intercom system are the largest contributor to this growth with many of the newly equipped vehicles destined for Iraq and Afghanistan.

Following the acquisition of REMEC in May 2005 the financial performance has been strong. In line with expectations, REMEC increased Cobham's presence on key platforms including the F-35, F-18 Growler, DDX Multi-Mission Surface Combatant ship, Common Data Link, Aerial Common Sensor, and the US Coastguard Deepwater programme and Global Hawk Uninhabited Aerial Vehicle (UAV).

Since acquisition, significant orders have been received for the US F/A-22 and a number of missile programmes. These include unique radio frequency and microwave modules that are used in the radar, electronic warfare and integrated communications, navigation and identification (CNI) systems on the F/A-22. Delivery of these modules will be integrated with the current orders and is scheduled to be completed in 2007.

In July Cobham announced the acquisition of selected assets of the Microwave Development Company (MDC) based in Salem, New Hampshire, USA to further strengthen the already successful microwave business. MDC develops and manufactures microwave products that are vital to network-centric warfare, primarily for the US military market. During the year the business and staff were integrated into an existing microwave facility in New Hampshire as planned.


Revenue
£m
600
500
400
300
200
100
0
408.5
519.2
'04
'05


Trading profit
£m
120
100
80
60
0
71.0
102.5
'04
'05

# Business Review: Aerospace Systems



Inspection of a fourth generation air refuelling pod

- €85m Airbus order for fourth generation pods for A400M
- £130m Eurofighter Typhoon orders for weapons carriage and release
- Successful trials for HMMWV personal safety equipment
- US$200m passenger service units order for Boeing 787

AFSOC MC-130H 'Combat Talon II' refuelling V-22 Osprey with telescopic probe



In **Air Refuelling and Auxiliary Mission Equipment,** Cobham was selected by Airbus to supply its fourth generation refuelling systems for the tanker versions of the A400M military transport aircraft for Germany, Spain and France. The order consolidated Cobham's position as the market leader for strategic and tactical air refuelling solutions, with the A400M carrying wing pod dispensing equipment and hose drum units for centreline refuelling operations. Work continues on the A330 Multi Role Tanker Transport (MRTT) programme which has now passed the critical design review for the launch customer in Australia.

In Sweden, air refuelling trials were successfully completed using a Swedish C-130E tanker and Gripen single and dual-seat fighters which flew a total of six sorties. The Swedish C-130 tanker was fitted with the latest generation 904E wing pods which include an all-electric hose reel supply, proven cockpit control systems, variable drag drogue technology and flexibility to role change.

V-22 Osprey and Gripen fighters were fitted with Cobham's space saving telescopic probes. These probes, comprising a three-tube aluminium design, extend out to a length of approximately four metres when receiving fuel, and retract fully into the structure of the aircraft to give maximum aerodynamic benefits.

Outside Europe, excellent progress has been made in delivering air refuelling pods to the Air Force Special Operations Command (AFSOC) programme, to Lockheed Martin for the US Marine Corps C-130J and upgrades for the Su-30. Cobham continues to develop its links with India as a growing market and is providing both refuelling and weapons carriage release systems for their use.

In air refuelling, Cobham provides wing pod refuelling systems on the A330, A310, A400M, C130 and KC130J aircraft together with advanced systems for large, medium and small fighter-to-fighter refuelling systems. All systems are capable of being fitted with variable speed drogues whose capability is being further enhanced under the Group's accelerated technology development programme.

Major orders were received for Eurofighter Typhoon tranche two weapons carriage and release products for deliveries over the next five years. Cobham is the design authority for the platform's defensive aid chaff and flare systems which have now entered into service after extensive qualification testing.

In the USA, a further low rate initial production order was received to provide Boeing with the BRU-61/A pneumatic weapons carriage release system assembly. The first weapon integrated on the carriage will be the Boeing Small Diameter Bomb, with the US Air Force planning to use the carriage to deliver a family of miniature munitions in the future. The BRU-61/A can accommodate four small weapons on aircraft weapon stations. The previous carriage was only able to carry one precision-guided munition.

In **Life Support,** completion of the acquisition of H Koch & Sons has provided Cobham with a complementary range of personal survival equipment. Since acquisition, the business has won important orders for restraints to be fitted to the US Army's Tank-automotive and Armament Command (TACOM) fleet of High Mobility Multipurpose Wheeled Vehicles (HMMWV).

The Group won a major order to supply Super Integrated Passenger Service Units (SIPSUs) for the Boeing 787 aircraft. The SIPSU integrates the electronic unit including wiring, reading lights, air outlet and emergency oxygen.

The summer of 2005 saw the first widespread use of Cobham's Air Warrior Microclimate Cooling System by US Army helicopter pilots during operations in Iraq. The system greatly increases the operational effectiveness of aircrew and consists of a vapour compression-based chiller which cools water and pumps it through a tubed garment worn by the user. Cobham designs and manufactures the Microclimate Cooling Unit (MCU) which lies at the heart of the system.

Cobham received the initial delivery order for the Advanced Oxygen Systems from the US Navy. This is the first of several releases from a four year contract of science and technology development funding from NAVAIR in the USA, to develop Integrated Manifold and Tube (IMAT) Ceramic Oxygen Generating Systems (COGS) for aviation applications. The research and development efforts focus on three primary areas: IMAT COGS generator, enabling and supporting technologies, and advanced methods for monitoring and controlling oxygen production.

Officials from the March Air Reserve Base, California, USA, took delivery of their first Boeing C-17 Globemaster III airlifter which included Cobham's On Board Inert Gas Generating System (OBIGGS). The system displaces potentially explosive mixtures of air fuel vapors with nitrogen making the aircraft less vulnerable to fuel vapor explosions.

Elsewhere in the USA, Cobham won an initial order for an advanced joint service water-activated personnel parachute release (JWARS) from the Naval Air Systems Command. JWARS is designed to replace current release systems that enable aircrew to automatically separate from their parachutes upon landing in water.

The initial contract award is for the qualification and integration of JWARS hardware for all USN/USMC/USAF ejection seat equipped aircraft with qualification scheduled for completion in 2006. Ultimately, the device will be fitted on all US military ejection seat equipped aircraft and increase the breadth of Cobham's life support business with the US forces.

Revenue
£m


400
300
200
100
0
382.0
374.0
'04
'05

Trading profit
£m


80
60
40
20
0
59.3
60.5
'04
'05



Cobham designs and manufactures multi-missile launcher and missile eject launchers for METEOR missiles on the Eurofighter Typhoon

# Business Review: Flight Operations and Services



Coastwatch mission equipment operator on board a Dash 8 aircraft

> £50m, 20 year maintenance contract for UK E-3D Sentry

> Falcon 20 fleet conversion to glass cockpit completed early

> A$100m Qantas 717 order

> A$1bn, 12 year Australian Coastwatch contract

E-3D Sentry Airborne Warning and Control System aircraft maintained by Cobham



In **Special Mission Flight Operations** Cobham was awarded preferred bidder status in 2005 for *the prestigious Australian Coastwatch contract.* On 3 March 2006 a A$1bn, 12 year contract was signed to provide key elements of a border patrol service to the Australian government. Under the new contract Cobham will provide, operate and maintain an updated fleet of ten Dash 8 aircraft through to the year 2020, starting in January 2008. It is Cobham's biggest ever single order to date and underlines the Group's surveillance expertise in an increasingly demanding network-centric environment.

The new service, based on Bombardier Dash 8 aircraft, will double the fleet of fully electronic surveillance aircraft available under the existing contract from five to ten. The aircraft will provide all-weather, day and night electronic surveillance of Australia's maritime Exclusive Economic Zone to detect and deter illegal activity such as drug and people smuggling, illegal fishing and environmental offences.

In January 2006 the Group announced the acquisition of the minority interest in its 51% owned UK-based flight inspection subsidiary Flight Precision Limited (FPL) and the entire issued share capital of Aerodata Flight Inspection GmbH (AFI) in Germany, from Aerodata AG.

FPL and AFI have military and civil customers throughout the UK, the Netherlands, Spain, Portugal, Germany and countries in North Africa and the Middle East. The acquisitions enhance Cobham's market-leading position in the highly specialised flight inspection service market. The market worldwide is growing steadily with the emergence of new airports and equipment upgrades and a trend by military and civil organisations to outsource flight inspection activities. With an enlarged fleet of common aircraft and bases in the UK and mainland Europe, Cobham is well placed for further growth.

In **Aircraft Engineering,** a 20 year contract was won to support the UK fleet of E-3D Sentry Airborne Warning and Control System (AWACS) aircraft at RAF Waddington. Cobham is a member of a team led by Northrop Grumman, that includes BAE Systems and the AAR Corporation, that provides logistics support under the E-3D Sentry Whole Life Support Programme. The contract builds on a Partnering Agreement signed with BAE Systems in 2004 with Cobham being the preferred maintenance provider to BAE Systems for large military aircraft. The E-3D Sentry programme, together with Cobham's support of the Nimrod fleet at RAF Kinloss represent good organic growth and brings the total number of military bases where Cobham personnel are located to five.

An order was received for the conversion of two DC10 aircraft to air refuelling tankers. The conversion using Cobham air refuelling pods will be carried out at Bournemouth International Airport and be completed in 2006.

In **Outsourced Commercial Aviation,** a new two year freight contract was signed with Australian air Express (AaE), a joint venture between Qantas and Australia Post, to continue operating five B727s. Cobham is Australia's largest operator of containerised jet aircraft operating five B727s and three BAe 146 freighters. On behalf of AaE, Cobham flies 70,000 tonnes of priority freight and mail annually throughout Australia.

A contract, initially worth approximately A$100m, was finalised to operate and maintain a fleet of eight Boeing 717s on behalf of Qantas in Australia. Five Boeing 717s were introduced into service in 2005 replacing BAe 146 aircraft already operated by Cobham, with three more to be introduced in 2006. The eight 115 seat passenger jets will be used on QantasLink regional routes in Western Australia, the Northern Territory and Northern Queensland. The first new aircraft was put into service in only four months illustrating the flexibility and responsiveness of Cobham, highlighting why Qantas chose to extend its relationship with Cobham in a very competitive environment. Each aircraft is anticipated to operate for between two and three years under the new contract.

In **Military Training,** the upgrade of the Falcon 20 fleet of aircraft to glass cockpit was completed ahead of schedule, with 14 aircraft converted and fully operational. Discussions on Electronic Warfare training needs for the Eurofighter Typhoon have commenced.



Revenue
£m
200
150
100
50
0
188.5
197.2
'04
'05




Trading profit
£m
25
20
15
10
5
0
22.0
17.2
'04
'05




QANTASLINK


One of eight Boeing 717 aircraft operated and maintained on behalf of Qantas in Australia

# Financial Review



**Warren Tucker, Group Financial Director**

- Double-digit growth in revenue, trading profit and earnings per share
- Excellent operating cash conversion
- Good progress on portfolio reshaping with value derived from disposals

### Basis of Reporting
In line with the regulatory requirements for UK listed companies, the Group financial statements in this report have been prepared in accordance with International Financial Reporting Standards (IFRS), together with the associated International Financial Reporting Interpretation Council (IFRIC) interpretations and those parts of the Companies Act 1985 applicable to entities reporting under IFRS. All relevant financial comparatives for 2004 have also been presented on an IFRS basis. Parent company accounts have been presented in accordance with UK GAAP.

To assist with the understanding of earnings trends, underlying profit and earnings have been defined to exclude the impact of the amortisation of intangible assets recognised upon acquisition and the impact of marking to market of foreign exchange derivatives not realised in the period.

All underlying measures also include revenue and operational results of both continuing and discontinued businesses, until the point of sale, but exclude exceptional profits or losses arising on disposals actually completed in the period.

### Financial Record
- Share price increased by 37.0% and Cobham delivered total shareholder return of 39.6%
- Operating cash flow of £172.1m (2004: £124.9m), which is a conversion rate of 98.6% (2004: 84.7%) to trading profit, excluding profit after tax from joint ventures
- Free cash flow £122.4m (2004: £99.7m)
- Underlying profit before tax increased by 17.4% to £167.0m (2004: £142.3m)
- Underlying earnings per share increased by 16.0% to 10.58p
- Recommended dividend per share increased by 10%

### Accounting Policies
The Board has reviewed the accounting policies in accordance with IAS 8 and determined that they are appropriate for the Group.

### Transition to IFRS
On 6 June 2005 the Group published an analysis of the impact of adopting IFRS from 1 January 2004.

During the transition process it was discovered that the accounting for the acquisition of National Jet Systems in 2000 excluded the required provisions for maintenance and return conditions for leased aircraft. This has now been corrected. For full details see note 29 to the Group Financial Statements. In addition, some minor adjustments have been made to the IFRS conversion to reflect reclassification more accurately and the amended reconciliations can be seen in note 40 of the Notes to the Group Financial Statements.

### Acquisitions and Investments in Associates
During the year the company completed seven acquisitions for a total net cash consideration of £189.0m and contingent consideration of £3.4m.

In October 2005, agreement was reached to purchase the remaining equity of the Group's 40% associate TracStar Inc. for total cash consideration of US$7.4m.

In January 2006, agreement was reached to acquire the minority interest in its 51% owned subsidiary Flight Precision Ltd, together with the equity of Aerodata Flight Inspection GmbH for a debt-free total consideration of €11.2m. These transactions were completed in February 2006.

### Discontinued Businesses
During the year, the Board decided to dispose of various business operations, in line with the Group's strategy to focus on key markets and value-added technologies.

On 27 June 2005, an announcement was made to dispose of the Cobham Fluid Systems products division, which produces equipment for handling specialist fluids and gases for non-airborne applications. The disposal of this division was completed on 1 August 2005, on which date control of this business passed to the acquirer.

On 28 June 2005, the Board decided to dispose of the Group's countermeasures operations and the process has now been completed. FR Countermeasures Inc was sold on 23 December 2005 and accordingly, this has been treated as a disposal in these Financial Statements. On 8 March 2006 a definitive agreement was signed to sell Wallop Defence Systems Ltd (WDSL) and this is classified as held for sale and presented separately in the balance sheet. The operations are included in the Aerospace Systems division in the Group's segmental analysis. The proceeds of disposal of WDSL exceeded the book value of the related net assets and accordingly no impairment losses have been recognised on the classification of these operations as held for sale and their results are reported within discontinued operations. The disposal was completed on 27 March 2006.

On 13 September 2005, an announcement was made to dispose of the Fluid and Air group of companies. This group designs and manufactures hydraulic and air distribution assemblies, composite struts and shafts, fuel pumps and fuel components. The disposal was completed on 17 November 2005, on which date control of the whole of the Fluid and Air group operations passed to the acquirer.

**Results**

Group revenue increased by 11.4% to £1,090.4m (2004: £979.0m). Trading profit, excluding the impact of the company's share in the post tax results from joint ventures increased by 18.5% to £174.6m (2004: £147.4m). The company's share of profit from joint ventures and associates after interest and tax charges rose from £2.6m in 2004 to £3.1m in 2005. Underlying selling, distribution and administration costs were 12.4% of revenue (2004: 12.1%).

Profit before taxation decreased to £138.9m (2004: £140.6m), primarily due to IFRS conversion relating to derivative instruments and amortisation of intangible assets recognised on acquisition. However, profit before tax on an underlying basis increased by 17.4% to £167.0m (2004: £142.3m).

Net finance expenses rose from £7.7m to £10.7m, primarily as a result of the purchase of REMEC Defense and Space Inc in May being only partially offset by the cash inflow from the sale of the Fluid and Air division in November.

Total revenue comprises the following:

| £m | 2004 | 2005 |
|---|---|---|
| Revenue from continuing activities | 832.3 | **970.3** |
| Revenue from discontinued activities | 146.7 | **120.1** |
| **Total Revenue** | 979.0 | **1,090.4** |

Total trading profit comprises the following:

| £m | 2004 | 2005 |
|---|---|---|
| Trading profit from continuing activities | 143.8 | **170.0** |
| Trading profit from discontinued activities | 6.2 | **7.7** |
| **Total Trading Profit** | 150.0 | **177.7** |

Underlying profit before tax is as follows:

| £m | 2004 | 2005 |
|---|---|---|
| **Group Operating Profit** (including discontinued operations) | 148.3 | **144.7** |
| Loss on revaluation of currency instruments | Not applicable | 16.1 |
| Amortisation of intangible fixed assets arising on acquisition | 1.7 | 16.9 |
| **Trading Profit** | 150.0 | **177.7** |
| Net finance expense (including discontinued operations) | (7.7) | (10.7) |
| **Underlying Profit before Taxation** | 142.3 | **167.0** |
| Taxation charge on underlying profit | (40.4) | (47.9) |
| Minority interest | (0.3) | (0.5) |
| **Underlying Profit After Tax Attributable to Equity Shareholders** | 101.6 | **118.6** |
| **Underlying EPS** | 9.12 | **10.58** |

### Revenue Analysis

The table below categorises revenue into the various end-market segments, of which military remains the largest:

| | 2004 % | 2005 % |
|---|---|---|
| Military | 50 | **51** |
| Commercial Aerospace | 14 | **13** |
| General Aviation | 5 | **5** |
| Outsourcing – non military | 11 | **10** |
| Government – non military | 7 | **5** |
| Telecommunications | 7 | **8** |
| Marine/Space/Law Enforcement | 6 | **8** |

### Taxation

The tax charge of £40.8m (2004: £40.0m) on the profit before tax of £138.9m (2004: £140.6m) represents a rate of 29.4% (2004: 28.4%). On an underlying basis, the effective rate for the year would be 28.7% (2004: 28.4%). This adjusted tax charge is lower than the prevailing tax rates across the various countries in which the Group operates, primarily because a benefit has arisen from the tax credit for research and development and the treatment required under IFRS for share of profit from joint ventures to be recorded net of interest and tax within profit before tax of the Group. Further details on the tax charge can be found in note 4 of the Notes to the Group Financial Statements.

### Earnings per Share

The basic earnings per share was 8.71p (2004: 9.00p) whilst the fully diluted earnings per share amounted to 8.66p (2004: 8.94p). However, after adjusting for the amortisation of intangibles recognised on acquisition, the loss on revaluation of financial instruments the exceptional gain on the sale of Fluid and Air division and the loss on the sale of FR Countermeasures Inc, underlying earnings per share increased by 16.0% to 10.58p (2004: 9.12p).

### Dividends

The directors are recommending a final ordinary dividend of 2.40p (2004: 2.18p) which represents an increase of 10% on last year. If approved by shareholders, this will result in a total dividend of 3.41p per share (2004: 3.10p), also an increase of 10%.

The total ordinary dividend for the year will absorb £38.3m (2004: £34.8m).

### Financing

During 2005, the Group continued to generate funds and, at the year end, the net debt was £168.3m (2004: £163.9m). Included in this figure are all amounts owing under bank loans, debenture loans, finance leases and other borrowings. This debt represents a gearing level of 28.7% (2004: 30.7%). Net interest cover is at a prudent level of 15 times (2004:19 times). 2005 net debt is 0.8 times 2005 earnings before interest, tax, depreciation and amortisation.

The Group had two main borrowings outstanding at the end of the year under the following facilities

a) The October 2002 private placement of Cobham guaranteed senior notes which raised US$225m. The facility comprises two series of notes repayable in seven and ten years respectively. As a result of an interest swap, the interest expense varies with LIBOR.

b) The £300m five year multi-currency credit agreement which was entered into in July 2005. The borrowings carry a variable rate of interest. US$260m of this facility, used to finance the acquisition of REMEC Defense & Space Inc., has been swapped into fixed rate borrowings. At the end of 2005 £241.6m had been drawn under this agreement.

### Cash Flow

The Group gives high priority to cash management. It is therefore particularly pleasing to highlight the operating and free cash flow generated in 2005 shown in the following summary. The operating cash flow amounted to £172.1m (2004: £124.9m), which is 98.6% (2004: 84.7%) of underlying operating profit (excluding profits from joint venture and associates). £122.4m (2004: £99.7m) of free cash flow was generated.

Control over working capital continues to be a major focus within the operating companies and growth in working capital over the year is less than would be expected given the underlying growth in the business. As was the case in recent years, a substantial proportion of the year's business was invoiced in the latter part of 2005 due, in part, to the defence procurement cycle. Stock turns at the end of 2005 were steady at 3.7 times (2004: 3.7 times) and trade debtor days at the end of 2005 improved to 54 days (2004: 56 days). The impact of acquisitions was to increase debtors by £13.2m and stocks by £9.9m.

Further detail relating to the cash flows and movements in net debt of the Group is given in the Consolidated Cash Flow Statement on page 44 and in note11 of the Notes to the Group Financial Statements. A summary of the change in net debt is set out opposite.

### Cash Flow Analysis

| | 2004 | 2005 |
|---|---|---|
| Trading Profit (excluding joint ventures) | 147.4 | **174.6** |
| Depreciation and other movements | 38.1 | **42.3** |
| Increase in working capital and provisions | (20.8) | **(6.6)** |
| Net capital expenditure and financial investment | (39.8) | **(38.2)** |
| Operating cash flow | 124.9 | **172.1** |
| Net interest paid | (7.3) | **(11.7)** |
| Tax paid | (22.9) | **(39.2)** |
| Dividend received from joint venture | 5.0 | **1.2** |
| Free cash flow | 99.7 | **122.4** |
| Dividends paid | (32.6) | **(36.1)** |
| Net cash outflow for acquisitions less disposal proceeds | (73.8) | **(64.9)** |
| Movements in funding and exchange movements | (2.0) | **(25.8)** |
| Increase in net debt | (8.7) | **(4.4)** |

**Pensions**
During the period the Group made normal contributions to its defined benefits schemes of £3.4m in excess of the current service costs as assessed under IAS 19. In addition, a special contribution of £24m was made in a withdrawal agreement with the Cobham Pension Plan trustees relating to the disposal of FR HiTemp Ltd. Cobham remains committed to the support of the pension schemes within the Group and continues to work with the trustees of those schemes to ensure that deficit issues are dealt with appropriately.

All of the Group's defined benefit pension schemes are closed to new entrants, although alternative defined contribution schemes have been offered in all cases.

**Foreign Exchange**
The Group's aim has been to reduce, or eliminate where practical, foreign exchange risk. The pound sterling/US dollar exchange rate is the most important as far as the Group is concerned. This is primarily due to the level of US dollars which the UK and European subsidiaries expect to receive from their business activities, as certain global aerospace and defence contracts are denominated in US dollars. Additionally, some exposure arises from operating companies based in the USA, offset partially by dollar denominated borrowings. All significant foreign exchange transactions are approved by the parent company. In addition to the structured borrowing, a number of financial instruments are used to manage the foreign exchange exposure, such as forward rate contracts and options.

Details of the most significant of these are described in note 25 of the Notes to the Group Financial Statements. The Group has a policy of managing 12 months of potential exposure on a rolling three month basis. As a consequence, the majority of the anticipated exposure to US$ in the UK and European subsidiaries is hedged at an average rate of 1.76 for sterling for 2006.

**Going Concern**
The Group's finances are sound and the balance sheet remains strong. Accordingly, after making enquiries, the directors have formed a judgement at the time of approving the financial statements that there is a reasonable expectation that the company and the Group as a whole have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the Group and Parent Company Financial Statements.

**Warren Tucker**
**Group Financial Director**
7 April 2006

# Cobham's Commitment to Corporate Responsibility



Cobham apprentices, Jack Prescott and Robin Lane winners of 1st & 3rd place of the EEF Apprentice of the Year Award for SW England

- Signatory to a pioneering Sustainable Aviation initiative which establishes the mechanisms for monitoring and reporting on progress towards a range of specific objectives
- Reduction in Accident incidence rate
- Improvement in the efficiency of energy, waste and water use
- 29% of waste recycled
- A full Corporate Responsibility report will be published on the Cobham website in May 2006

UK Sustainable Aviation initiative

SUSTAINABLE AVIATION

Cobham's commitment to Corporate Responsibility was reinforced in June 2005 when it became a signatory to a pioneering Sustainable Aviation initiative sponsored by organisations including the Society of British Aerospace Companies (SBAC). The initiative commits UK companies over a 15 year period to a joint strategy aimed at enabling people throughout the world to satisfy their basic needs and to enjoy a better quality of life without compromising the quality of life for future generations. It is the first national sustainability strategy ever produced for the aviation industry and establishes the mechanisms for monitoring and reporting on progress towards the eight goals and 34 detailed commitments it sets out.

The delivery of the goals and commitments outlined in Sustainable Aviation is a long-term project to which Cobham is committed, in particular with the aim of ensuring that the Group makes a positive contribution to the skills, knowledge and motivation of all employees and provides a safe and healthy work environment.

In September 2005, as part of its strategic review, Cobham built on its commitment to Sustainable Aviation announcing that priority was being placed on the development of people's capabilities across the Group and the improvement of operating performance. The latter including a reduction in waste under an initiative referred to as 'business lean'.

To help achieve these and related Group goals, Cobham has an internal framework of policies and measures to enable companies to operate in an economically, environmentally and socially responsible way. These policies cover the Group's approach to business ethics, fraud, equal opportunities, health and safety, environment, community involvement and whistle-blowing.

**Corporate Responsibility Management**

All Cobham sites have an environmental, human resource and health and safety representative who reports to the on-site Corporate Responsibility focal. There is a dialogue between site representatives and Cobham's Corporate Responsibility Co-ordinator, who reports to the Director of Special Projects. The Director of Special Projects, who reports directly to the Chief Executive, has overall responsibility for Corporate Responsibility performance. Other Group functions including HR, Communications and Insurance and Risk, support the Director of Special Projects. The Board takes account of Corporate Responsibility issues in its annual risk assessment, and monitors progress throughout the year.

More information on the management and development of Cobham's people is in the Directors' Report on pages 24 and 25.



Board
Chief Executive
Group Insurance & Risk Manager
Director of Special Projects
Group HR & Group Communications Directors
Cobham CR Co-ordinator
Site CR Focal
Environmental
HR
H&S



Attendees at the first risk management seminar in the USA


NATIONAL AIR SUPPORT
DOLPHIN
RESEARCH

Cobham sponsors the Whale & Dolphin Conservation Society's new research boat in Australia


BANK OF SCOTLAND

Cobham staff present a cheque to a club in Scotland which provides support to adults with learning difficulties

| 2005 Objectives | Progress |
| --- | --- |
| Review Key Performance Indicators | ◦ KPIs have been revised and aligned with commitments to Sustainable Aviation |
| | ◦ Greenhouse gas emissions removed as a key indicator, as data analysis proved emissions of green house gases other than $CO_2$ from energy use were insignificant |
| | ◦ Measures added for absence, training, and diversity at different levels across the organisation |
| | ◦ More information regarding local community complaints is now collected |
| Internal Verification of CR data | ◦ Programme of internal, independent verification began in 2005 with over 40% of companies by revenue in UK, Europe and the USA audited |
| | ◦ CR questionnaires revised to reflect feedback from internal/external stakeholders and to improve guidance and definitions |

| Health and Safety Objectives | Targets |
| --- | --- |
| Complete Corporate Review of Health and Safety policy and processes | ◦ Review of Health and Safety Policy and processes |
| | ◦ Dissemination of best practice across the Group |

| Environmental Objectives | Target |
| --- | --- |
| Reduce the environmental impact of operations | ◦ Improve energy, water and waste efficiency by 10% of 2005 levels by 2010 |



Employees exercising during a lunch break

- Contingency and disaster recovery plans exercised and improved in the UK and USA, with safety bunkers established by a company in the USA to provide refuge against hurricanes
- In Australia new fatigue and shift work policies were implemented and a safety forum established to improve communication and involvement
- Cobham held its first USA Risk Management Seminar which was attended by all major companies and covered Safety, Health and Loss prevention topics with external speakers and best practice workshops
- A steering group made up of senior managers is performing a Group wide Health and Safety Review of policy and process

## Health and Safety

Nothing comes before safety in Cobham, an ethos that extends to the many safety-related products the Group produces. Cobham requires all businesses to maintain Health and Safety systems that are both compliant with Cobham policy and appropriate to the business, with the overall objective of providing a safe and healthy work environment. A Group review of Health and Safety policy and processes, including training, commenced in 2005. The objective is to help identify opportunities for improvement and promote the adoption of best practice across Cobham.

Significant progress has been made across Cobham in the development of Health and Safety programmes, with audits undertaken by a range of external agencies including retained consultants, insurers and related authorities.

In terms of key performance indicators, accident incidence rate[1] reduced from 694 to 677. The number of reportable accidents[2] remained constant with one major injury as defined by the Health and Safety Executive and one minor fine by Health and Safety authorities, with remedial action taken immediately.

## Occupational Health Initiatives

Several Cobham companies provide occupational health schemes, aimed at improving the well-being of employees. One company in the USA achieved a 50% increase in employee participation of its EREDS programme (Eat Right. Exercise. Don't Smoke) by providing an on-site exercise facility. A walking programme, "Step Closer To A Healthy Holiday" was set up to help employee awareness of steps they could take to manage their weight and control stress levels as the holidays approached.

Accident Incident Rate[1]


800
600
400
200
0
694
677
'04
'05

Reportable accidents[2]


80
60
40
20
0
75
75
'04
'05

[1] Accident Incidence rate means the total number of reportable injuries and other occurrences multiplied by 100,000 divided by the average number of employees.

[2] Reportable accidents mean work-related accidents, illness or disease resulting in more than three days' absence.



**Wildlife habitat improvements on a test site have helped buzzards breed successfully**

- A further three Cobham companies achieved accreditation to ISO 14001
- Over 3,000 hours of environmental training carried out across the Group
- Energy efficiency improved by 5%
- Water efficiency improved by 24%
- Waste efficiency improved by 6%

**The ISO 14001 implementation team at Sargent Fletcher Inc, US**



**Environment**
Cobham is committed to protecting the environment across all aspects of its business operations. During 2005, a further three Cobham companies had their environmental management systems accredited to ISO 14001, bringing the total to 11.

**Environmental Impacts**
The most significant impacts of Cobham's activities on the environment have been identified as energy consumption, water consumption and waste generation.

There is a variety of energy-intensive processes across Cobham companies including aircraft operations and the use of furnaces, autoclaves, wave solder plant, and compressed air. However, many Group companies have implemented energy saving initiatives, including upgrading lighting fixtures and improved lighting controls, programmable timers on energy equipment, employee awareness programmes and the commissioning of an energy management system which has resulted in energy efficiency in buildings and processes improving from 5.7mGJ/£k in 2004 to 5.4mGJ/£k in 2005.

As well as domestic office usage, Cobham has processes that are intensive consumers of water including component cleaning, water-cooled vacuums, cooling and dilution processes, water jet machines, aircraft cleaning and irrigation. Water efficiency has improved from 227m$^3$/£m in 2004 to 172m$^3$/£m in 2005 through the successful use of initiatives including lean engineering process changes, flow controls, automatic shut-off equipment, commissioning of closed loop/ recirculation systems, and increased re-use of waste water.

The principal wastes produced across Cobham are of a general office nature, with other waste types being packaging materials such as cardboard and wood, and process wastes such as metals, metal treatment solutions and machine oils. Initiatives across the Group have resulted in the volume of waste produced reducing from 6.3 tonnes/£m to 5.9 tonnes/£m in 2005. Overall, 29% of waste was recycled.



Energy efficiency (mGJ/£1,000)
Waste efficiency (tonnes/£m)
Water efficiency (m³/£m turnover)
6
4
2
0
5.7
5.4
7
6
5
4
3
2
1
0
6.3
5.9
250
200
150
100
50
0
227
172
'04 '05
'04 '05
'04 '05


**Environmental Initiatives**
**Training**
Over 3,000 hours of environmental training have been carried out across the Group.

**Reducing Hazard**
Work has been carried out at several Cobham companies on the replacement of hazardous solvents with less hazardous systems.

**Improving Biodiversity**
One UK company leases and manages 11.5 acres of heath and grassland that is located inside the boundary of the New Forest National Park, with the site bordered on three sides by SSSI (designated Sites of Special Scientific Interest). A decision was made to maintain a test range, using the same guidelines as a SSSI with help and advice sought from organisations including English Nature and The Hampshire and Isle Of Wight Wildlife Trust.

Improvements to the wildlife habitat, have seen an increase in the population of reptiles, plants and birdlife, with a breeding pair of buzzards successfully raising two offspring in 2005.

# Our Strategy: Focus, Capabilities and Performance

"To exploit and enhance our leadership in high-technology growth segments of the aerospace and defence market."

## Enhanced shareholder value through profitable growth

### To focus on our leading technology positions

- Consolidate and enhance market leadership in each segment
- Increase investment in technology and focus in R&D expenditure
- Exit businesses that do not align with the focused portfolio



### To build on our capabilities

- A radical change in collaboration across the Group and in divisions
- Enhance existing capabilities at the divisional level
- Strengthen Group capabilities, including HR, Strategy and M&A



### To drive operating performance

- Significant efficiency improvements, allowing increased investment in technology
- New ways of working – business lean
- An integrated and standardised approach to managing performance across the Group



# Bringing the best of Cobham to the customer



Attendees at a programme management course in the UK

- Fluid and Air & Countermeasures businesses sold
- Resources strengthened at Group and Divisional levels
- Technology acceleration plans established
- Operational improvements identified to fund accelerated technology development
- Step change in cross-divisional collaboration

**Transformation – a three year plan**


Strategic Marketing:
Operational Improvements:
Working Capital
Integration
Procurement
Business Lean
Programme Management
Technology:
Plans
Accelerated Development
2006
2007
2008

The strategic review announced in September 2005 determined that Cobham would focus on areas where it can exploit and enhance its technological leadership in high-growth segments of the aerospace and defence market. This strategy will help Cobham to consolidate and enhance its market leadership, allow for an increase in R&D investment, reinforce the Group's upper quartile aerospace and defence margins and enhance the organic profit growth through market cycles.

The overall objective of the strategy is to enhance shareholder value through accelerated, profitable growth. The transformation of Cobham will take at least three years to implement based on:

1. Focusing the portfolio of companies and increasing investment in technology.
2. Building on the capabilities of people across the Group and creating an environment which encourages performance and rewards collaboration.
3. Using best practice from across the Group and elsewhere to drive operating performance and release funds for re-investment.

Cobham aims to **focus** its portfolio around technologies and products within global aerospace and defence markets where it can consolidate and enhance its leadership positions and deliver profitable growth. The Group will focus on markets that have attractive organic growth prospects, and offer opportunities to enhance its position through acquisition by bringing complementary technologies, products and skills to the business. In every market where Cobham competes, the Group will be committed to bringing the best of Cobham to the customer, making it easier for customers to understand the Group's capabilities. The portfolio and technology investments will be constantly reviewed to ensure that they fit with the strategy, and resources re-invested where they do not.

The Group is working to strengthen the **capabilities** of its people and deliver a step change in collaboration to bring the best of Cobham's capabilities and knowledge to bear for every customer. Investments are being increased in technology and product development capabilities to bring new products and programmes to fruition more quickly and at lower cost. Further investments are being made in production capabilities across the organisation to eliminate waste in production processes and deliver what customers need, when they need it. A strategic marketing function has been established to help identify and improve market penetration in an increasingly challenging and global environment. These investments will improve understanding of customer requirements and ensure that Cobham develops products that meet their current and future needs.

Cobham is driving the operational **performance** of the business to capture the benefits of the Group's scale and generate synergies to reinvest in the long-term health of the business through technology investment and investment in the capabilities of its people. This is being done through a consistent and transparent approach to measuring and managing performance and identifying opportunities across each of the six divisions. As part of this, the Group is pursuing integration opportunities within the current portfolio and with acquisitions to create further capacity for future growth.

# Our New Structure



## Cobham Air Refuelling and Auxiliary Mission Equipment

Division Head
Richard Tyson

Principal locations
UK, USA

Revenue
£130m

Number of employees
750

Cobham Air Refuelling and Auxiliary Mission Equipment provides its world-leading fourth generation solutions for fixed and rotary wing tanker and receiver aircraft around the world including the UK, US, Germany, Australia, Malaysia, Japan and India. The division also designs and manufactures a range of missile launchers and bomb ejection units, and is the design authority for the Eurofighter Typhoon Chaff and Flare Systems. In the USA, Cobham Air Refuelling and Auxiliary Mission Equipment provides Boeing with the BRU-61/A pneumatic weapons carriage release system assembly for the Small Diameter Bomb.



## Cobham Antennas

Division Head
Pat Matthews

Principal locations
UK, USA, RSA, Finland

Revenue
£145m

Number of employees
1,300

With facilities on three continents Cobham Antennas designs and manufactures off-the-shelf and custom state-of-the-art antenna components and sub-systems that accommodate frequencies from 2 MHz to 60 GHz. Designs include single band, multi-band and combination antennas to meet communication requirements for aviation, space, vehicular, watercraft and ground-based systems for military and civil applications worldwide.



## Cobham Avionics and Surveillance

Division Head
Charlie Stuff

Principal locations
UK, USA, France, Canada, Denmark

Revenue
£195m

Number of employees
2,000

Cobham Avionics and Surveillance designs, qualifies, manufactures, certifies and supports a complete range of electronic products for airborne, marine, land and special purpose applications. The division serves three principle markets: Avionics, Law Enforcement/National Security and Search and Rescue. Included in the product base are fully certified Electronic Flight Instrument Systems with complete cockpit communication/navigation and sensor capability, Cospas/SarSat certified marine, air and land Search & Rescue devices and state-of-the-art law enforcement tracking, monitoring and surveillance equipment.

Revenue numbers represent an estimate of a steady state outcome for each operating division. Employee numbers exclude discontinued businesses.



## Cobham Defence Electronic Systems

Division Head
Dave Gaggin

Principal locations
UK, USA, Sweden

Revenue
£160m

Number of employees
1,850

Cobham Defence Electronic Systems designs and manufactures microwave components, integrated assemblies and sub-systems for the US Department of Defense and other military and government customers around the world. It is a leading developer of all classes of air, ground and shipboard antenna sub-systems, positioners, radomes, high-power microwave components and integrated assemblies and is the market leader for many niche microwave products. Cobham Defence Electronic Systems is also the world leader in advanced tactical military vehicle intercom systems and soldier and ground vehicle situation awareness products.



## Cobham Life Support

Division Head
Kelly Coffield

Principal locations
UK, USA, Germany

Revenue
£130m

Number of employees
1,000

One of the world's leading producers of aviation oxygen to the military and civil markets, Cobham Life Support uses the latest technology to take oxygen from the atmosphere and regulate the flow to allow pilots and passengers to breathe at altitude. In addition, pneumatic technology is provided for fin actuation in missiles, and cryostatic cooling products supplied for various land and aviation markets.
In the personal survival market, Cobham Life Support provides specialist products for naval and land applications, including aircrew restraints, parachute release mechanisms and flotation gear.



## Cobham Flight Operations and Services*

Division Head
Steve Fitz-Gerald

Principal locations
UK, France, Malaysia
Australia

Revenue
£185m

Number of employees
1,750

Cobham Flight Operations and Services operate more than 150 fixed and rotary wing aircraft around the world, from Bell 212 helicopters to Boeing 727 freighters. National Air Support operates the largest civil maritime surveillance contract in the world, covering more than 37,000km of Australian coastline. National Jet Systems is the only provider of outsourced flight operations for Qantas, providing ten aircraft with pilots, flight attendants and engineering services. FB Heliservices trains all UK helicopter pilots for the Navy, Air Force and Army, with more than 200 students graduating a year.

*The Cobham Services Division comprises Cobham Flight Operations and Services, and the FSTA project.

# Board of Directors

1


2


3


Directors
1 G F Page
2 A E Cook
3 W G Tucker
4 P Hooley
5 A J Hannam
6 J S Patterson
7 A J Stevens
8 M Beresford
9 J W Edington

Company Secretary
10 J M Pope

11 Sir Michael Cobham

4


5


**G F Page CBE, MA, FRAeS**
Non-executive Chairman
Appointed to the Board in 1990, Gordon Page, age 62, joined the Group as managing director of Flight Refuelling Limited having previously been commercial director – military engines of Rolls-Royce plc. He was appointed deputy chief executive in 1991, chief executive in 1992 and chairman in November 2001. He is chairman of the Department of Trade and Industry's Industrial Development Advisory Board and non-executive chairman of Hamworthy plc, FKI plc and Air Tanker Holdings Limited. He is president-elect of the Royal Aeronautical Society and is a past-president of The Society of British Aerospace Companies Ltd and of the Chartered Management Institute. He is chairman of the nomination committee.

**A E Cook BSc, CEng, FRAeS**
Chief Executive
Appointed to the Board in 2001, Allan Cook, age 56, joined the Group from BAE Systems where he was group managing director of programmes and managing director Eurofighter. He was formerly group managing director of GEC-Marconi Avionics and chief executive of Hughes Aircraft (Europe). He is also a vice-president and president-elect of the Society of British Aerospace Companies Ltd.

**W G Tucker BSc, ACA, MBA**
Group Financial Director
Appointed to the Board in 2003, Warren Tucker, age 43, joined the Group as Group Financial Director. Prior to joining he qualified as a chartered accountant, worked at Lazard, held senior finance positions at British Airways and was deputy group financial director of Cable and Wireless plc.

**P Hooley FCA, MSc**
Independent non-executive director
Appointed to the Board as a non-executive director in 2002 and first elected by shareholders in 2003, Peter Hooley, age 59, is group finance director of Smith & Nephew plc, a position he has held since 1991. He was a non-executive director of Powell Duffryn plc from 1997 to 2000. He is chairman of the audit committee.

**A J Hannam OBE**
Group Managing Director, Cobham Services
Appointed to the Board in 2002, Alex Hannam, age 60, joined the Group as managing director of FR Aviation Group Limited in that year. Prior to joining, he was managing director of Alenia Marconi's radar systems division, a position he had held since 1995. He is responsible to the Board for the performance of Cobham Services Division.


6


7


8


9


10


11

**J S Patterson MBChB, FRCP, Fmed Sci**
Non-executive director
Appointed to the Board as a non-executive director in 2005, John Patterson, age 58, qualified in medicine in 1971 and obtained a Membership (now Fellowship) of the Royal College of Physicians in 1974. He joined ICI (now AstraZeneca) in 1975 and in December 2004 John was appointed to the main Board as executive director responsible for development. He is a director of the British Pharma Group and is a former President of the Association of the British Pharmaceutical Industry, a former non-executive director of Amersham PLC and a former member of the supervisory board of the UK Medicines Control Agency. He is chairman of the remuneration committee.

**A J Stevens BSc, CEng, FIEE, FRAeS**
Chief Operating Officer
Appointed to the Board in 2003, Andy Stevens, age 49, joined the Group as managing director of the Aerospace Systems Group. Prior to joining he qualified as a chartered engineer at Dowty Group and subsequently became chief operating officer of Messier Dowty International before joining Rolls-Royce as managing director, defence aerospace. He was appointed Chief Operating Officer in September 2005.

**M Beresford CBE, MAMechSc, FIEE**
Independent non-executive director
Appointed to the Board as a non-executive director and first elected by shareholders in 2004, Marcus Beresford, age 63, is chairman of Ricardo plc and a non-executive director of Spirent PLC. He was an executive director of GKN plc from 1992-2002 and chief executive from 2001-2002. He is the senior independent director.

**J W Edington PhD, DSc, FIM, FREng**
Independent non-executive director
Appointed to the Board as a non-executive director in 1996 and first elected by shareholders in 1997, Jeff Edington, age 66, was, until his retirement, executive director, technology with Corus Group plc (formerly British Steel plc) where he had responsibility for product and process technology, the environment and information technology. Prior to joining British Steel in 1992, he was vice-president, research and technology at Alcan Aluminium Limited based in Montreal.

**J M Pope LLB, FCIS**
Company Secretary
John Pope, age 52, joined the Group in 1986 and has been company secretary since 1988. He is a solicitor and a chartered secretary.

**Sir Michael Cobham CBE, MA, Barrister, FRAeS**
Sir Michael Cobham, Life President of Cobham plc, passed away on 13 April 2006, aged 79, following a long illness. Sir Michael was Chief Executive of the organisation from 1969-1992, and Chairman from 1969-1995.

# Directors' Report

The directors submit their report and the audited Group and Parent Company Financial Statements of Cobham plc for the year ended 31 December 2005.

**Principal activities and business review**

Cobham's principal activities are:

- the design, development and support of air refuelling equipment, auxiliary mission equipment, life support and oxygen systems, and countermeasures for the aerospace and defence markets;
- the design and supply of antennas, aircraft communication and navigation equipment, microwave sub-systems, radomes and composite structures for the aerospace, defence, law enforcement and national security, search and rescue and communication markets;
- the operation, modification and maintenance of aircraft in the aerospace and defence markets for military training, outsourced special mission flight operations, freight and passenger services and also the maintenance of large military aircraft.

Cobham's activities in relation to the design, development and support of fluid and air distribution components and systems ceased with the disposal of its Fluid and Air Division in November 2005. The sale of Cobham's countermeasures businesses has now taken place.

A review of the business, together with an indication of likely future developments, is included in the Chairman's Statement on page 2, the Chief Executive's Review on page 3, the Business Review on pages 4 to 9 and the Financial Review on pages 10 to 13 .

**Dividends**

An interim dividend of 1.01p per ordinary share (2004: 0.92p) was paid in December 2005. The directors are recommending a final dividend of 2.40p per ordinary share (2004: 2.18p) payable on 7 July 2006 to ordinary shareholders on the register as at 2 June 2006, making a total ordinary dividend for the year of 3.41p (2004: 3.1p).

**Board of directors**

The current directors are listed, together with short biographical notes, on pages 22 and 23. They held office throughout the year with the exception of John Patterson who was appointed on 1 November 2005. In addition, Mike Smith and Geoff Cooper were directors until 8 and 20 June 2005 respectively.

Jeff Edington, Peter Hooley and John Patterson will retire from office at the forthcoming Annual General Meeting ('AGM') and, being eligible, will offer themselves for re-appointment. None of these directors has a service contract with the company.

**Directors' interests**

None of the directors is or was materially interested in any significant contract during or at the end of the financial year particulars of which are required to be disclosed by the Companies Act 1985 or the Financial Services Authority's Listing Rules.

Details of directors' share interests and of their rights to subscribe for shares are shown in the Directors' Remuneration Report on pages 29 to 34.

**Corporate governance**

The company's statement on corporate governance is set out on pages 26 to 28.

**Share capital**

Details of movements in the share capital of the company during the year are given in note 26 of the Notes to the Group Financial Statements and note 7 of the Notes to the Parent Company Financial Statements respectively.

At the AGM held on 8 June 2005 the company was authorised to purchase up to 111,867,810 ordinary shares. This authority will expire at the 2006 AGM. Although no ordinary shares have been purchased by the company during the period from 8 June 2005 to the date of this report, a special resolution will be put to shareholders at the AGM to renew the authority to make market purchases of the company's shares up to a maximum of 10% of the share capital of the company.

On 8 July 2005 and pursuant to the resolution passed at the 2005 AGM, each 25p ordinary share was sub-divided and replaced with ten new ordinary shares of 2.5p each.

**Research and development**

The Group continues to invest in the important area of research and development. During the year the Group expended £47.9m (2004: £48.7m) on non customer funded research and development. The management of each Group business is responsible for identifying and carrying out research and development programmes which are suitable having regard to particular market and product needs.

Further information on research and development appears on page 19.

**Major interests in shares**

Major interests in the issued ordinary share capital of the company appearing in the register maintained in accordance with Section 211 of the Companies Act 1985 as at 7 April 2006 were as follows:

| | Number of shares | Percentage at Date of Notification |
|---|---|---|
| Legal & General Group plc | 73,891,634 | 6.57 |
| AEGON UK plc | 53,990,612 | 4.80 |
| Lloyds TSB Group plc | 53,419,361 | 4.75 |
| AVIVA plc | 53,105,089 | 4.72 |
| Sir Michael Cobham | 49,831,000 | 4.43 |
| HBOS plc | 39,174,729 | 3.49 |
| Barclays PLC | 35,223,469 | 3.13 |

Other than the above interests the directors are not aware of any notifiable interest in the issued ordinary share capital of the company of 3% or more.

**Financial instruments**

Notes 23 and 25 of the Notes to the Group Financial Statements and note 10 of the Notes to the Parent Company Financial Statements contain disclosures relating to the use of financial instruments.

**People**

In 2005, Cobham employed an average of 10,715 people on five continents with major population centres in the UK, Continental Europe, the USA and Australia. The strategic review announced in September 2005 determined that the business portfolio should be focused on leading technology positions where Cobham could exploit and enhance its market leadership and build on the skills and entrepreneurial talent of its people.

In support of the new focus, the Group is committed to building its capabilities across all functions with a step change in collaboration to better utilise resources and increase opportunities for personal and professional development. To this end, Cobham appointed its first Group Director of Human Resources in November 2005, reporting directly to the Chief Executive. The position is responsible for the design and implementation of an HR strategy in support of Cobham's overall business goals and objectives.

Cobham is committed to equal opportunities for all of its employees. The Group aims to ensure that the workplace is free from discrimination; recruitment, selection and career development are based on competence and job requirements, irrespective of race, sex, sexual preference, religion, or disability. Cobham recognises that there is work to be done to fully achieve its objectives in this area, but has already achieved some significant successes including: provision of 'job share' and part-time working opportunities; running internal seminars to increase management awareness of equality issues and attending disability job fairs. With regard to employees who become disabled, the policy is to take all reasonable steps, including retraining, to ensure that they can remain in employment wherever practicable.

The importance of employee development and training is recognised and Group businesses are required to encourage employees to take advantage of available and relevant training programmes and opportunities for advancement.

The Group encourages employee participation and consultation at all levels and also the sharing of relevant business information. Such an approach facilitates the development of new ideas and practices that add value to the business, promotes team member commitment and helps to focus company and employee expectations. In-house newsletters, intranet, extranet and internet communications, company announcements, team meetings and suggestion schemes all play a part in this process.

UK employees are given the opportunity to become shareholders in the company through the Cobham Savings Related Share Option Scheme and the Cobham Share Incentive Plan. Under the former, employees can acquire shares through the exercise of options granted at a 20% discount to market value with savings made over three, five or seven years. Under the latter, shares may be purchased out of pre-tax income.

**Corporate responsibility**
Information in relation to the Group's commitment to corporate responsibility (including additional information in relation to employment matters) is set out on pages 14 to 17.

**Creditors payment policy**
Payment is generally made by Group companies to their creditors in accordance with agreed terms of business provided that those terms have been met. It is the policy of the parent company that all invoices are paid within 30 days following the end of the month in which the invoices are approved. The total amount of the parent company's trade creditors falling due within one year at 31 December 2005 represents 45 days' (2004: 36 days) worth as a proportion of the total amount invoiced by suppliers during the year ended on that date.

**Post balance sheet events**
Note 38 of the Notes to the Group Financial Statements concerning post balance sheet events contains information relating to acquisitions and a disposal.

**Political and charitable gifts**
No contributions were made to political organisations. The amount donated during the year for charitable purposes was £51,469 (2004: £37,320). Of this sum, donations in excess of £200 were made to the value of £14,400 to disaster relief appeals, £9,000 to business enterprise charities, £6,000 to rescue and armed services' charities and £3,000 to health charities.

**Annual General Meeting**
The company's AGM will be held at 12 noon on Wednesday, 7 June 2006 at Painters' Hall, 9 Little Trinity Lane, London EC4V 2AD. A circular containing the notice convening this meeting, together with an explanation of the business to be conducted, is enclosed with this Annual Report.

**By order of the Board**

**John Pope**
**Company Secretary**
7 April 2006

# Corporate Governance

This part of the Annual Report, together with the Directors' Remuneration Report set out on pages 29 to 34, describes how the company has both applied the principles contained in the revised Combined Code on Corporate Governance published in July 2003 (the Code) and complied with the provisions contained in section 1 of the Code.

**Board composition**

The Board comprises a non-executive chairman (Gordon Page), a chief executive (Allan Cook), three other executive directors and four other non-executive directors of whom Marcus Beresford is the senior independent director. Mike Smith, a former senior independent director and remuneration committee chairman, and Geoff Cooper, a former executive director, were members of the board until 8 and 20 June 2005 respectively.

All non-executive directors, with the exception of the chairman, are considered to be independent. Biographies of the directors, giving details of their experience and other main commitments, are set out on pages 22 and 23 and, in relation to those directors offering themselves for re-appointment at the AGM, in the accompanying shareholder circular. The wide ranging experience and backgrounds of the non-executive directors enable them to debate and constructively challenge management in relation to both the development of strategy and the performance of the Group. Attendance at Board and committee meetings is set out in the following table.

| | Board | Audit | Remuneration | Nomination |
|---|---|---|---|---|
| Number held | 11 | 5 | 5 | 3 |
| Number attended | | | | |
| G F Page | 10 | – | – | 3 |
| A E Cook | 11 | – | – | 3 |
| A J Hannam | 10 | – | – | – |
| W G Tucker | 11 | – | – | – |
| A J Stevens | 11 | – | – | – |
| J W Edington | 11 | 4 | 4 | 3 |
| P Hooley | 8 | 5 | 4 | 1 |
| M Beresford | 10 | 4 | 5 | 3 |
| J S Patterson[1] | 1 | 1 | 1 | – |

[1]John Patterson joined the Board with effect from 1 November 2005 and attended all subsequent meetings.

All directors attended the AGM in June 2005 with the exception of Gordon Page who could not attend the meeting because of a family bereavement. On those occasions when a director was unable to attend a Board or committee meeting, his comments on the papers to be considered at that meeting were passed to the relevant chairman.

Non-executive directors are appointed for specified terms of three years which can be extended by agreement provided that the individual's performance continues to be effective. All non-executives have confirmed they will have sufficient time to meet what is expected of them and copies of their appointment letters are available on request to the company secretary. Under the company's articles of association, directors are subject to re-appointment by shareholders at the first AGM after their appointment by the Board; if they have held office for three years or more since their previous appointment by shareholders; and, in the case of non-executive directors, if they have held office for nine years or more since first being appointed by shareholders. The nomination committee report on page 27 explains the process for selection of directors and succession planning.

The chairman is, among other things, responsible for chairing board meetings and leading the Board. The chief executive's responsibilities include operational performance and the development of strategy. The Board's policy is that the roles of chairman and chief executive should be performed by different people. The division of responsibilities between the chairman's role and that of the chief executive is documented and clearly understood and no conflicts arise, in the directors' view, from the fact that the chairman held, until 2001, the position of chief executive. The senior independent director's responsibilities include the provision of an additional channel of communication between the chairman and the non-executive directors and another point of contact for shareholders if they have reasons for concern which communications through the normal channels of chairman, chief executive or group financial director have failed to resolve, or where these contacts are inappropriate.

The directors have the benefit of a directors' and officers' liability insurance policy. They can take independent legal advice at the company's expense within set limits in furtherance of their duties.

***The Board and its proceedings***

Board meetings scheduled in accordance with the annual timetable take place eight times a year and otherwise as required. There is regular contact between meetings to progress the Group's business. Meetings were held during the year for the most part at Wimborne, however they take place at other operational locations from time to time. In addition, meetings take place between the non-executives in the absence of the chairman and/or the executive directors.

The Board's role is to lead the Group with a view to the creation of a strong, sustainable financial performance and long-term shareholder value. In doing so, it reviews and agrees Group strategy, ensures that the necessary resources are in place, monitors management performance, and supervises the conduct of the Group's activities within a framework of prudent and effective internal controls.

The Board has adopted a schedule of matters reserved for its specific approval. The schedule provides the framework for those decisions which can be made by the Board and those which can be delegated either to committees or otherwise. Among the key matters on which the Board alone may make decisions are the Group's business strategy, its five year plan, its consolidated budget, Group policies, dividends, acquisitions and disposals, and all appointments to, and removals from, the Board. Authority is delegated to management on a structured basis in accordance with the provisions of the Corporate Framework ensuring that proper management oversight exists at the appropriate level. Matters delegated in this way include, within defined parameters, the approval of bids and contracts, capital expenditures and financing arrangements.

The Board has adopted procedures relating to conduct of its business, including the timely provision of information, and the company secretary is responsible for ensuring that these are observed and for advising the Board on corporate governance matters. The company secretary is appointed, and can only be removed, by the Board.

**Board committees**

The Board is supported in its work by a number of committees. Information relating to the nomination and audit committees appears below and the activities of the remuneration committee are described in the Directors' Remuneration Report on page 29. John Pope, company secretary, acts as secretary to all Board committees. Committee chairmen provide oral reports on the work undertaken by their committees at the following Board meeting and minutes are made available to all directors.

Other Board committees include the executive committee, the general purposes committee and the price sensitive information ('PSI') committee. The terms of reference of the executive committee were reviewed during the year and its purpose is to assist the chief executive in the performance of his

duties. These include developing the Group's strategy for Board consideration and approval, making recommendations as to acquisitions and disposals, reviewing operational activities and managing the significant risks faced by the Group. This committee meets on eight occasions during the year and its membership comprises the executive directors under the chairmanship of the chief executive.

The duties of the general purposes committee are varied and include the discharge of obligations arising under the company's share plans, the determination of the remuneration of the non-executive directors, and the approval of banking facilities. The PSI committee's main function is to establish and implement internal policies, systems and controls to ensure that potential inside information is communicated to it, considered, verified and released to the market where required. These committees, both of which were formed during the year, meet as and when required.

**Nomination committee report**

Gordon Page is the chairman of this committee. The other members are Jeff Edington, Allan Cook, Peter Hooley, Marcus Beresford and John Patterson (appointed 1 November 2005). Mike Smith was a member until 8 June 2005. The majority of the members of the committee are independent. Details of their qualifications and experience are set out on pages 22 and 23. During the year the committee met formally on three occasions.

The committee's terms of reference, which have recently been reviewed, are available on the company's website or on application to the company secretary. The committee's main duties are to review the structure, size and composition of the Board, to consider succession planning for directors and other senior executives and to identify and nominate for Board approval candidates to fill Board vacancies. The committee dealt with all of these matters during the year or since the year end and, in addition, made recommendations regarding the re-appointment of certain directors at the 2005 AGM, the appointment of a new senior independent director, and was engaged in identifying potential, new, independent non-executive directors with the assistance of external recruitment consultants.

John Patterson was appointed a director during the year after a search carried out by external recruitment consultants followed by meetings with committee members and, subsequently, other Board members.

**Directors' professional development**

On appointment, directors undertake a structured induction programme in the course of which they receive information about the operations and activities of the Group, the role of the Board and the matters reserved for its decision, the company's corporate governance practices and procedures and their duties, responsibilities and obligations as directors of a listed public limited company. This is supplemented by visits to key locations and meetings with senior executives.

Training for directors is available as required through attendance at externally provided courses or in-house presentations. During the year presentations for directors were provided on price sensitive/inside information and the new disclosure rules and also the then proposed operating and financial review. In addition, directors' knowledge of the legal and regulatory environment is updated through the provision of information by the Group's advisers and by means of regular briefings from the company secretary.

**Performance evaluation**

During the year, the Board undertook a formal and rigorous evaluation of its own performance and that of individual directors and of the audit, remuneration and nomination committees using specialist evaluation software. The directors completed detailed appraisals on matters relevant to the Board, committee and director performance. The chairman discussed the results with individual directors, and the senior independent director discussed the performance evaluation of the chairman with him. In addition, a report of the overall results was presented to, and discussed by, the Board. As a result various action plans are being developed.

**Financial reporting**

In the directors' view, the Annual Report and Accounts for 2005, together with the Interim and other reports made during the year, present a balanced and understandable assessment of the company's position and prospects.

The directors have adopted the going concern basis in preparing the Annual Report and Accounts as stated in the Financial Review on page 13.

**Internal control and risk management**

The Group operates under a system of internal controls which has been developed and refined over time to meet its needs and the risks and opportunities to which it is exposed. These controls are contained in the Corporate Framework and the Group Finance Manual. They include a comprehensive budgeting system with an annual budget which is approved by the Board and monitored monthly, the regular revision of forecasts for the year, a strategic planning process involving the preparation of a five year plan and the appropriate delegation of authorities to operational management.

Risk management is an integral part of the system of internal control and is considered to be key to the Group's success. Divisional managing directors are required to ensure that appropriate processes exist to identify and manage risks and, as part of the five year planning exercise, to regularly carry out formal risk assessments. The executive committee undertakes a top-level review of significant risks and reports regularly to the Board on their mitigation. In addition, the audit committee monitors the adequacy of internal financial controls and compliance with Group standards through a self-assessment process involving all subsidiaries, supplemented by regular risk assurance reviews and visits.

The Board is responsible for the Group's system of internal control the aim of which is to manage risks that are significant to the fulfilment of the Group's business objectives and to contribute to the safeguarding of shareholders' investment and the company's assets. It is also responsible for reviewing the effectiveness of the system. However, such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. This process, which has been in place for the year under review and up to the date of approval of the Annual Report and financial statements, is regularly reviewed and accords with the guidance for directors on internal control issued by the Turnbull committee.

The Board receives reports on a regular basis from the executive and audit committees in relation to the effectiveness of the Group's system of internal control and has, accordingly, reviewed the effectiveness of the Group's system of internal control in respect of 2005.

**Audit committee report**
The chairman of the committee is Peter Hooley. He is an independent director and the Board is satisfied, since he is also a finance director of a FTSE 100 company and a chartered accountant, that he has 'relevant and recent financial experience' as required by the Code.

The other members of the committee, all of whom are independent directors, are Jeff Edington, Marcus Beresford and John Patterson (appointed 1 November 2005). Mike Smith was a member until 8 June 2005. Details of their qualifications and experience are set out on pages 22 and 23. During the year the committee met on five occasions.

The committee's terms of reference, which were reviewed during the year, are available on the company's website or on application to the company secretary. The committee's main duties are to monitor the integrity of the company's financial statements and any formal announcements relating to its financial performance, to consider the effectiveness of the Group's internal financial control systems, to monitor and review the effectiveness of the Group's internal audit activities, to make recommendations as to the appointment, remuneration and terms of engagement of the external auditors and to monitor and review the external auditors' independence and objectivity and the effectiveness of the audit process.

Meetings of the committee are normally attended by the company chairman, the group financial director, senior employees with responsibilities in relation to finance and internal control, and the external auditors. In addition, the committee holds sessions with the external auditors in the absence of executive management. Attendance of non-members is at the discretion, and by invitation, of the committee.

At the majority of its meetings the committee considered reports from the external auditors and also on internal controls and risk assurance. Management generated reports were also considered on a number of matters including the application of, and transition to, International Financial Reporting Standards, revenue recognition, the pension fund deficit and corporate governance issues.

The committee believes that the current arrangements comprising a programme of internal financial control review visits to subsidiaries by head office personnel, business reviews carried out by the chief executive and group financial director and a process of self-assessment of internal financial controls by all subsidiaries provides appropriate internal audit coverage of the Group's activities.

The committee and the external auditors have safeguards to avoid the possible compromise of the auditors' objectivity and independence. These include the adoption by the committee of a policy regarding the supply of audit and non-audit services and of a policy on the employment of external audit staff. Non-audit services involving the review of interim financial information, tax services and accounting advice, and acquisition-related due diligence can be supplied subject to pre-approval by the committee where the cost of any individual engagement exceeds a pre-defined limit. The committee has also received reports from the external auditors confirming their independence and objectivity.

Fees paid to the external auditors during the year ended 31 December 2005 are set out in note 2 of the Notes to the Group Financial Statements.

**Shareholder relations**
During the year the chief executive and group financial director held regular meetings with institutional investors, fund managers and investors to discuss information made public by the Group. In June they, along with divisional managing directors, held an investor day at which presentations were given on, among other things, air refuelling, the REMEC Defense & Space Inc. acquisition, the provision of air warfare training, and financial performance. In October a briefing was given to investors in relation to the new divisional structure in general and the Cobham Life Support Division in particular. Presentations were also given during the year on the announcement of the preliminary and interim results. Copies of presentation materials can be accessed via the company's website at www.Cobham.com.

The chairman wrote to a number of major shareholders during the year reminding them of his availability, and that of Marcus Beresford, the senior independent director, should there be issues which they might wish to raise. The chairman attended various meetings with shareholders to discuss governance and strategy but, in the absence of any request, no meetings have taken place with Marcus Beresford. Shareholders were also offered the opportunity to meet John Patterson, the non-executive director appointed during the year.

The Board is kept informed of investors' views through the distribution of analysts' circulars, the receipt of regular reports from the company's brokers and updates from the chief executive and group financial director. Correspondence with shareholders is also made available and a survey of shareholder opinion was commissioned.

Communication with shareholders takes place via RNS announcements, the company's website, the annual and interim reports and the AGM. The AGM is attended by all directors and shareholders have the opportunity to hear a statement as to progress made during the year, to question the Board on its stewardship of the company and to meet directors informally. The results of the votes on the resolutions proposed at the AGM are published on the company's website.

**Responsibility statements**
Statements relating to the responsibilities of the directors are on page 35 and those relating to the auditors are on pages 36 and 81.

**Compliance statement**
Independent non-executives, excluding the chairman, made up less than half of the Board from the retirement of Mike Smith on 8 June 2005 until the appointment of John Patterson on 1 November 2005. Accordingly, the Board did not during that period fully comply with the provisions of the Code in 2005. The Board is currently seeking to appoint an additional independent non-executive director.

# Directors' Remuneration Report

This report provides the information required by the Directors' Remuneration Report Regulations 2002 (the Regulations). It also describes how the company applies the principles of the Code in relation to remuneration. The report has been approved by the Board and shareholder approval will be sought at the forthcoming AGM.

**The Remuneration committee**

John Patterson (appointed 1 November 2005) is the chairman of this committee. The other committee members are Jeff Edington, Peter Hooley and Marcus Beresford. Mike Smith was a member and chairman of the committee until 8 June 2005. All members are independent non-executives as was Mike Smith. Details of their qualifications and experience are set out on pages 22 and 23. The committee met on five occasions during 2005 and information on director attendance is set out in the table on page 26.

The committee's terms of reference, which were reviewed during the year, are available on the company's website or on application to the company secretary. The committee's main duties are to make recommendations to the board on the Group's policies on executive directors' remuneration and to determine, on the Board's behalf, the specific remuneration packages of the chairman, executive directors and a number of senior executives. The committee consults with the chief executive, but not in respect of his own remuneration, and has access to professional advice from New Bridge Street Consultants LLP (NBSC) and reports in relation to total shareholder return monitoring from Inbucon. Inbucon also provided advice during the year to the committee in relation to possible changes to the Cobham Long-Term Incentive Plan's comparator group and NBSC provided advice to the company in connection with the Group's employee share schemes.

Martin Burgess was appointed during the year to the newly-created post of Group Director of Human Resources. Among other things, Martin's role will include assisting the committee in the discharge of its duties.

**Remuneration policy**

The Board's policy is to recruit, motivate and retain executive directors of high calibre by rewarding them with competitive salary and benefit packages, increasingly linked to performance. In particular, the executive pay policy for the current and subsequent financial years is designed to retain those executives with the skills and experience necessary to enable the Group to achieve its objectives and satisfy shareholder expectations. More specifically, the current strategy is to position base salaries around the median of the market and to provide an opportunity to enhance cash remuneration through a competitive bonus plan, if performance so warrants, through the satisfaction of stretching performance conditions. The committee confirms that a significant element of potential remuneration is performance linked. Remuneration is also linked to performance through participation in share incentive schemes, which ensures that directors' interests are closely aligned with shareholders' interests. The chairman of the company ensures that the company, through the committee, maintains contact with its principal shareholders about remuneration matters.

**Base salary**

The committee reviews base salaries annually, generally in December, to take effect from 1 January of the following year. When reviewing salaries the committee assesses individual responsibilities, experience, performance and personal objectives and considers external market data, internal relativities and other factors relevant to the company and the industry.

**Annual performance-related bonus**

The company operates an annual cash bonus scheme for its executive directors. Bonuses were awarded by the committee in respect of 2005 having regard to the performance of the Group, the individual and, in the case of directors with specific subsidiary company responsibilities, the performance of the relevant subsidiaries. The maximum annual bonus opportunity for executive directors was 80% of base salary. Of this, 81% was determined by financial performance.

In the cases of Allan Cook and Warren Tucker the constituent elements of their bonus plans related to earnings per share (EPS) growth, cash generation against budget and proven achievement of personal objectives. In the cases of Andy Stevens and Alex Hannam, the constituent elements of their bonus plans related to EPS growth, profit performance against budget for the group of subsidiary companies for which they were operationally responsible, cash generation against budget and proven achievement of personal objectives.

Bonus awards for 2005 were in the range of 40% to 83% of base salary reflecting, for the most part, the achievement of stretch targets in respect of EPS growth, cash generation and personal objectives. In the case of Warren Tucker's bonus plan, the personal objectives element was increased for 2005 only with the result that the maximum bonus opportunity became 85%. This small increase reflected the work carried out by him in bringing to a successful conclusion the sale of the Group's Fluid and Air distribution business.

In respect of 2006, and as a result of the recent reorganisation, bonus plans for Alex Hannam and Andy Stevens will no longer contain an element in respect of profit performance of subsidiaries against budget. These plans will, therefore, be the same as those for Allan Cook and Warren Tucker except that the maximum annual bonus opportunity for Alex Hannam for 2006 has been increased to 120% of base salary following his agreement to continue in office for a year beyond his normal retirement date and in recognition of the fact that he is not eligible to receive further LTIP or executive option awards.

Personal objectives for Allan Cook are set by Gordon Page. Personal objectives for the other executive directors are set by Allan Cook.

**Long-term incentives**

The committee's policy with regard to long-term incentives is that a combination of conditional share awards under the Cobham Long-Term Incentive Plan (LTIP) and grants of share options under the Cobham Executive Share Option Scheme (2004) (ESOS) may be made to directors and other senior executives. In order to ensure that the aggregate award levels are not excessive, the aggregate value of shares awarded to any individual (excluding senior executives in the US) under the above share schemes in any year is not to exceed 1.5 times base salary unless there are exceptional circumstances, for example, the recruitment or promotion of a senior executive. The committee is of the opinion that the company's policy in respect of long-term incentives remains appropriate. However, a full review will be carried out during 2006.

**Cobham long-term incentive plan**

Under the LTIP, which was approved by shareholders in 1997, awards to acquire Cobham ordinary shares at nil cost are made to participants up to a maximum annual value of 75% of base salary. During 2005, awards were made to 23 main Board and subsidiary company directors and senior executives. The extent to which awards vest under the LTIP is based on the company's total shareholder return (TSR) relative to a comparator group comprising companies in the FTSE engineering and machinery sector and the aerospace and defence sector. The committee believes that the use of TSR as

a performance measure is justified because it aligns the interests of directors with shareholders by requiring superior TSR performance compared to those companies in the comparator group (see below). Awards vest in full at upper quartile performance over the three year performance period and 30% of awards vest at median performance. There is a sliding scale vesting between median and upper quartile performance and no awards vest if performance is below median. In addition, no awards vest unless the company's underlying EPS growth has exceeded inflation by an average of 3% p.a. over three years. That part of an award which has not satisfied the performance conditions over the three year performance period will lapse i.e. there is no re-testing of the performance condition.

The committee will ensure that EPS is calculated for the LTIP and the executive share option schemes on as consistent a basis as is feasible following the transition to International Financial Reporting Standards and that any arbitrary results are avoided.

In assessing whether performance conditions have been met, the committee relies upon performance status and verification reports prepared by Inbucon. In respect of the awards made in 2002 and expiring in 2005, the company achieved nineteenth position out of a total of 32 companies in its comparator group with the result that none vested. In respect of the 2003 awards, which will expire in 2006, the TSR achieved by the company positioned it at twentieth out of a total of 30 companies in its group. As a result, none of these awards will, in the absence of special circumstances, vest. The companies which comprise the comparator group for the LTIP award made to directors in 2005 are as follows:

BAE SYSTEMS PLC; Chemring Group PLC; Meggitt PLC; Rolls-Royce plc; Smiths Group plc; Ultra Electronics Holdings plc; UMECO plc; VT Group plc.; AGA Foodservice Group plc; Bodycote International plc; Castings PLC; Charter plc; Cookson Group plc; Enodis plc; Fenner PLC; FKI plc; Halma p.l.c; Hill & Smith Holdings PLC; IMI plc; Metalrax Group PLC; Rotork p.l.c.; Senior plc; Severfield-Rowen Plc; Spirax-Sarco Engineering plc; The Morgan Crucible Company plc; The Vitec Group plc; The Weir Group PLC and Tomkins plc.

Following the recent replacement of the FTSE classification system with the Industry Classification Benchmark System, the committee has decided, pending the review referred to above, that the comparator group for LTIP awards to be made in 2006 will comprise the companies in the FTSE engineering and machinery and the aerospace and defence sectors as at the end of 2005.

**Cobham executive share option scheme (2004) (ESOS)**
The ESOS was approved by shareholders at the 2004 AGM and includes an 'Approved' part, which has been approved by the Inland Revenue, and an 'Unapproved' part which is not designed for Inland Revenue approval. Options to acquire Cobham ordinary shares may be made to participants up to a maximum annual value of 100% of base salary. Options are granted at a price not less than the market value of the company's ordinary shares on, or shortly before, the date an option is granted. During 2005, options were granted to 116 directors and senior executives. The exercise of options will be conditional upon the company's underlying EPS growth exceeding inflation by a specified margin over a three year period. No part of an option will become exercisable unless the company's EPS growth over the period exceeds inflation by at least 3% per annum on average. If average growth in EPS in excess of inflation over three years is between 3% and 5% per annum, calculated on a compound basis, shares under option with a value between 50%-100% of the participant's base salary will become exercisable. If average EPS growth in excess of inflation exceeds 5% per annum, the option will become exercisable in full. There will be no provision for re-testing of the performance condition if it is not met after three years. EPS growth is considered by the committee to be an appropriate measure of the company's performance for the purposes of the ESOS as it is based upon underlying financial performance and complements the share price growth needed for the ESOS to deliver value.

**Other share schemes and headroom**
The Cobham Savings Related Share Option Scheme (2004), which was approved by shareholders at the 2004 AGM, was operated during the year. Executive directors are permitted to participate in this scheme on the same terms as other UK employees. The scheme operates within specific tax legislation (including a requirement to finance the exercise of the option using the proceeds of a monthly savings contract).

The company also operated a new Inland Revenue approved all-employee share scheme, the Cobham Share Incentive Plan, for the first time. Executive directors are permitted to participate in this scheme, which has been approved by shareholders, on the same terms as other UK employees. This scheme operates within specific tax legislation and enables participants to buy Cobham ordinary shares out of pre-tax income.

Consistent with the legislation and normal practice, neither of these schemes requires the imposition of pre-vesting performance conditions.

There is a limit of 10% of issued share capital on the issue of shares in any ten year period in connection with the company's employee share schemes. Of this, 5% may be used in connection with the company's discretionary share schemes (i.e. the LTIP and the executive share option schemes). As at the date of this report 69.5m (6.2%) and 34.6m (3.1%) shares have been, or may be, issued pursuant to awards made in the previous ten years in connection with all the share schemes and the discretionary schemes respectively.

**Performance graph**
This graph illustrates the performance of the company against a 'broad equity market index' over the past five years. As the company has been a constituent of the FTSE 350 Index throughout this period, that Index is considered the most appropriate form of broad equity market index against which performance should be graphed. Performance is measured by reference to TSR (share price growth plus dividends paid).


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31 Dec 04
31 Dec 05

This graph looks at the value, by the end of 2005, of £100 invested in Cobham on 31 December 2000 compared with that of £100 in FTSE 350 index. The other points plotted are the values at intervening financial year-ends. Over the period the Cobham investment increased by 80% and the index investment increased by 11%.

**Directors' pensions**
Executive directors participate in the Cobham Executives' Pension Plan (the Plan). The Plan provides benefits on final pay principles against a normal pension age of 60 subject to actuarial reduction for earlier retirement. Pension accrues at 1/30th of pensionable earnings, i.e. base salary, for each year of service and participants contribute at the rate of 7% of pensionable earnings.

All pensions in payment relating to post April 1997 rights are increased in line with the retail prices index, subject to a minimum of 3% per annum and a maximum of 5% per annum, with the balance of pension being increased at 3% per annum. On death in service, a lump sum of four times pensionable

earnings is payable together with a spouse's pension of two thirds of the member's prospective pension. On death after retirement, a spouse's pension is paid at the rate of two thirds of the member's pre-commutation pension. Similar spouse's pensions are payable on the death of a deferred pensioner prior to retirement.

The pension benefits of directors who are members of the Plan are restricted by the Inland Revenue's earnings cap. Contributions in respect of such members, with the exception of Warren Tucker, are paid into funded unapproved retirement benefit schemes (FURBS) and details of the amounts paid are set out in table 2(B) on page 33. Cash payments in lieu of contributions to a FURBS are made to Warren Tucker as mentioned in the notes to table 1 on page 32. Following Gordon Page's retirement as an executive director in 2003, no further contributions have been paid into his FURBS. The policy in respect of newly appointed directors is that contributions should normally be 2% of annual basic salary per month.

The committee has reviewed the impact on executive directors of the forthcoming UK tax changes to pensions. As a result, it has been decided that a scheme specific salary cap – which will be 7.5% of the lifetime allowance and similar to the current earnings cap – will be introduced into the Plan and that no further contributions will be made to FURBS after 6 April 2006. After that date, contributions currently paid to FURBS will instead be directed to an approved defined contribution top up arrangement subject to a right to opt out of that arrangement and to receive the employer contributions as a non-pensionable cash allowance.

Details of directors' pension benefits as required by the Regulations are set out in table 2(A) on page 32.

**Service contracts**

The Board's policy on setting notice periods for new directors is that these should not normally exceed one year. It recognises, however, that it may be necessary in the case of new executive appointments to offer a longer initial notice period which would subsequently reduce to one year. Allan Cook's service contract (dated 13 June 2001) is terminable on one year's notice by either party. Alex Hannam's service contract (dated 13 February 2003) is due to expire when he reaches retirement age on 28 March 2007. Warren Tucker's and Andy Stevens' service contracts (both of which are dated 1 January 2004) are terminable on one year's notice by, and six months' notice to, the company. These contracts provide for automatic termination on the director attaining retirement age, i.e. 60. Geoff Cooper was employed under a service contract with Chelton Limited dated 1 June 1989 terminable on one year's notice by either party. His resignation was tendered on 17 June 2005 and the Board concluded that it was in the company's interests for it to be accepted to take effect immediately.

The company may elect to terminate directors' service contracts by making payments in lieu of notice. Such payments are calculated by reference to the base salary otherwise payable during the notice period. Payments in respect of annual bonus for the relevant periods may also be payable. In the case of Warren Tucker, any payment in lieu of notice shall include a sum equal to the value of his annual benefits. Geoff Cooper is currently being paid an amount equal to his basic annual salary in monthly instalments in lieu of notice.

The company recognises and endorses the obligation of departing directors to mitigate their own losses.

No executive director currently holds a non-executive directorship with any other company.

**Personal shareholding**

Executive directors are encouraged to acquire and hold, over time, Cobham ordinary shares to the value of at least one year's salary. The committee recognises, however, that shares have not been released from the LTIP in recent years and that this has affected the ability of directors to build up personal shareholdings.

**Non-executive directors**

The non-executive directors do not have service contracts. Gordon Page, Jeff Edington, Peter Hooley, Marcus Beresford and John Patterson have been appointed pursuant to letters dated 22 October 2003, 12 August 1996, 10 May 2002, 29 January 2004 and 2 September 2005 respectively. Subject to appointment or re-appointment by shareholders in the interim, the current terms will expire on 1 December 2006, 30 June 2007, 30 June 2008, 28 February 2007 and 31 October 2008 respectively. Except in Gordon Page's case, no compensation is payable in the event of their appointments being terminated early. Under Gordon Page's letter of appointment, six months' notice of termination is required to be given by either party. As a result, compensation might be payable for earlier termination. Each non-executive has given an undertaking that he will have sufficient time to meet what is expected of him as a director.

The general purposes committee, the membership of which comprises executive directors only, is responsible for determining the remuneration of the non-executive directors. With effect from 1 January 2006, and in recognition of the increasing demands being placed on them and the need for competitive fees to be paid to attract and retain directors of the appropriate quality, the annual fee was increased from £25,000 to £39,000. Also, the additional fee payable to the chairmen of the audit and remuneration committees was increased from £5,000 to £10,000 per annum. The committee has also decided that, with effect from 1 January 2006, the senior independent director should be paid an additional fee of £10,000 per annum and that membership of the audit and remuneration committees should attract a fee of £2,500 per annum per committee (which would not be payable to the chairmen of these committees). Fees for the services of Peter Hooley in respect of 2005 were paid to Smith & Nephew plc; with effect from 1 January 2006, they will be paid to him personally. Gordon Page receives an annual fee of £160,000 which is fixed until 30 November 2006. Non-executive directors do not participate in any of the company's share schemes, pension schemes or bonus arrangements with the exception of Gordon Page who had deferred benefits under the Plan.

## Auditable part

The auditable part of this directors' remuneration report is set out below on pages 32 to 34.

### Table 1:
### Directors' emoluments

The remuneration of the directors, including the chairman and the highest paid director, was as follows:-

| | Salary, fees and other payments | | Bonus | | Benefits excluding pension | | Total excluding pension | |
|---|---|---|---|---|---|---|---|---|
| | 2005 £000 | 2004 £000 | 2005 £000 | 2004 £000 | 2005 £000 | 2004 £000 | 2005 £000 | 2004 £000 |
| G F Page[1] | 194 | 194 | – | – | 29 | 29 | 223 | 223 |
| A E Cook | 440 | 410 | 343 | 172 | 26 | 23 | 809 | 605 |
| G C Cooper[2] | 338 | 416 | 30 | 89 | 22 | 27 | 390 | 532 |
| A J Hannam[3] | 260 | 243 | 130 | 114 | 1 | 1 | 391 | 358 |
| W G Tucker[4] | 398 | 352 | 266 | 118 | 23 | 14 | 687 | 484 |
| A J Stevens[5] | 351 | 330 | 128 | 89 | 24 | 21 | 503 | 440 |
| J D M Smith | 13 | 22 | – | – | – | – | 13 | 22 |
| J W Edington | 25 | 20 | – | – | – | – | 25 | 20 |
| P Hooley | 30 | 22 | – | – | – | – | 30 | 22 |
| M Beresford | 25 | 17 | – | – | – | – | 25 | 17 |
| J S Patterson | 5 | – | – | – | – | – | 5 | – |
| Total Remuneration | 2,079 | 2,026 | 897 | 582 | 125 | 115 | 3,101 | 2,723 |

Subject as follows, benefits relate to the provision of company cars and fuel, medical insurance, telephones and subscriptions. Allan Cook's benefits include the provision of financial advice. Alex Hannam's benefits relate to medical insurance. Warren Tucker's 2004 benefits did not include subscriptions. Andy Stevens's benefits do not include telephones.

[1] Emoluments include – under salary, fees and other payments – the sum of £34,000 paid as a gratuity in view of Gordon Page's inability to draw pension benefits whilst continuing to act as a director.

[2] Emoluments for 2004 include – under salary, fees and other payments – a payment of £77,000 made in lieu of additional pension provision. On 17 June 2005 Geoff Cooper gave 12 months' notice of his intention to resign. The Board considered that it was in the company's interests for the resignation to be accepted with immediate effect. A compensation payment of £125,000 has been paid in lieu of notice and is included in emoluments for 2005 under salary, fees and other payments. *A further payment in respect of the balance of his entitlement amounting to £151,000 is likely to be paid during 2006.*

[3] Emoluments for 2004/5 include – under salary, fees and other payments – a cash allowance of £13,000 in respect of the provision of a car and fuel. This payment is not taken into account in calculating bonus and share scheme entitlements.

[4] Emoluments for 2004/5 include – under salary, fees and other payments – a cash payment of £77,000 (2004: £67,000) in lieu of payments into a funded unapproved retirement benefits scheme and, in 2004, a cash allowance of £5,000 in respect of the provision of a car and fuel. These payments are not taken into account in calculating bonus and share scheme entitlements.

[5] Emoluments for 2004/5 include – under salary, fees and other payments – £30,000 in connection with the acceptance of office. This payment is not taken into account in calculating bonus and share scheme entitlements.

### Table 2(A):
### Directors' pensions

| | Accrued pension at 31/12/05 | Increase in accrued pension from previous year end (with no adjustment for inflation) | Additional pension earned in excess of inflation during 2005 | Transfer value of pension accrued in excess of inflation and members' contributions during 2005 | Transfer value of accrued pension at 31/12/04 | Transfer value of accrued pension at 31/12/05 | Additional transfer value accrued in excess of members' contributions during 2005 |
|---|---|---|---|---|---|---|---|
| | £ p.a.[1] | £ p.a. | £ p.a. | £ | £ | £ | £ |
| G F Page | 53,901 | 3,800 | 2,247 | 49,409 | 1,081,540 | 1,185,116 | 103,576 |
| A E Cook | 17,307 | 3,990 | 3,577 | 44,687 | 202,744 | 292,182 | 73,733 |
| A J Hannam | 12,027 | 3,810 | 3,555 | 62,107 | 160,601 | 263,221 | 86,915 |
| A J Stevens | 7,333 | 3,650 | 3,536 | 22,105 | 36,875 | 78,420 | 25,840 |
| W G Tucker | 9,387 | 3,720 | 3,544 | 21,579 | 43,287 | 76,559 | 25,943 |

[1] Gordon Page reached normal retirement age in 2003 but has yet to receive any benefit from the Plan. The accrued pension shown reflects his entitlement at normal retirement age increased by an actuarial factor to allow for the deferment of benefits.

The accrued pension shown is that which would be paid annually on retirement based on service to the end of the financial year. The transfer values represent the present value of future payments from the pension plan rather than remuneration currently due to the individual and cannot be meaningfully aggregated with annual remuneration. Members of the pension plan have the option of paying additional voluntary contributions. Neither the contributions nor the resulting benefits are included in the above.

Under Inland Revenue regulations, members' retirement benefits may be reduced on account of retained benefits from previous employments.

Inflation during 2005 has been taken to be 3.1% being the statutory increase to deferred pensions from 2004 to 2005.

Transfer values payable are calculated in accordance with Section 4 'Minimum Cash Equivalent' of *Guidance Note 11 issued by the Institute and Faculty of Actuaries.*

**Table 2(B):**
Allan Cook, Alex Hannam and Andy Stevens are subject to the Inland Revenue capping rules and the following company contributions, which are taxable benefits, relate to funded unapproved retirement benefit schemes:

| | 2005 £000 | 2004 £000 |
|---|---|---|
| A E Cook | 314[1] | 135 |
| A J Hannam | 57 | 53 |
| A J Stevens | 77 | 73 |

[1]This includes a one-off contribution of £165,000 in compensation for a shortfall in the value of Allan Cook's fund compared to the level of benefits originally targeted.

In the case of Geoff Cooper, contributions totalling £19,000 (2004: £35,000) were made into his personal money purchase pension scheme.

**Table 3(A):**
**Directors' share interests**
The interests of the directors and their families in Cobham plc's ordinary shares were:

| | Ordinary shares | |
|---|---|---|
| | At 1/1/05* | At 31/12/05** |
| G F Page | 1,811,210 | 1,811,546 |
| A E Cook | 45,770 | 46,880 |
| G C Cooper | 1,576,040 | 1,576,040 |
| A J Hannam | 29,250 | 41,260 |
| W G Tucker | 9,560 | 13,885 |
| A J Stevens | – | 1,110 |
| J D M Smith | 30,000 | 30,000 |
| J W Edington | – | – |
| P Hooley | – | – |
| M Beresford | 15,000 | 15,000 |
| J S Patterson | – | – |

* At date of appointment if later.
** Or date of earlier cessation of appointment.

The above interests, which do not include interests in share options, are all beneficial but do not include interests in shares provisionally allocated under the Cobham Long Term Incentive Plan; these are disclosed in Table 4.

Interests at 7 April 2006, being a date not more than one month prior to the date of the notice convening the AGM, were the same as at 31 December 2005 save that the interests of Gordon Page had increased by 158 shares and interests under the Cobham Long Term Incentive Plan had changed as mentioned in the notes to Table 4.

Options over ordinary shares are disclosed in Table 3(B).

All shares have been adjusted for the share sub-division of July 2005.

**Table 3(B):**
**Directors' share options**

Details of directors' interests in options over Cobham plc's ordinary shares granted under the Cobham Savings Related Share Option Scheme and the Cobham Executive Share Option Scheme 2004 were:

| | At 1/1/05 | Number of options during the year: Granted | Exercised | Lapsed | At 31/12/05** | Exercise price – pence | Market price at date of exercise – pence | Date from which exercisable | Expiry date |
|---|---|---|---|---|---|---|---|---|---|
| A E Cook | 16,600 | – | – | – | 16,600 | 84 | – | 1.2.09 | 1.8.09 |
| | 3,780 | – | – | – | 3,780 | 93.9 | – | 1.2.11 | 1.8.11 |
| | 228,230* | – | – | – | 228,230 | 134.73 | – | 20.9.07 | 20.9.14 |
| | – | 246,820* | – | – | 246,820 | 133.7 | – | 11.5.08 | 11.5.15 |
| | 248,610 | | | | 495,430 | | | | |
| G C Cooper | 16,950 | – | – | – | 16,950 | 83.6 | – | 1.2.06 | 1.8.06 |
| | 2,520† | – | – | – | 2,520 | 84.0 | – | 1.2.07 | 1.8.07 |
| | 590 | – | – | – | 590 | 76.9 | – | 1.2.08 | 1.8.08 |
| | 167,000* | – | – | – | 167,000 | 134.73 | – | 20.9.07 | 20.9.14 |
| | – | 180,070* | – | – | 180,070 | 133.7 | – | 11.5.08 | 11.5.15 |
| | 187,060 | | | | 367,130 | | | | |
| A J Hannam | 7,420 | – | – | – | 7,420 | 93.9 | – | 1.2.09 | 1.8.09 |
| | 4,930 | – | – | – | 4,930 | 107.6 | – | 1.2.08 | 1.8.08 |
| | 128,030* | – | – | – | 128,030 | 134.73 | – | 20.9.07 | 20.9.14 |
| | – | 138,000* | – | – | 138,000 | 133.7 | – | 11.5.08 | 11.5.15 |
| | 140,380 | | | | 278,380 | | | | |
| W G Tucker | 16,610 | – | – | – | 16,610 | 107.6 | – | 1.2.12 | 1.8.12 |
| | 155,860* | – | – | – | 155,860 | 134.73 | – | 20.9.07 | 20.9.14 |
| | – | 180,070* | – | – | 180,070 | 133.7 | – | 11.5.08 | 11.5.15 |
| | 172,470 | | | | 352,540 | | | | |
| A J Stevens | 15,350 | – | – | – | 15,350 | 107.6 | – | 1.2.10 | 1.8.10 |
| | 167,000* | – | – | – | 167,000 | 134.73 | – | 20.9.07 | 20.9.14 |
| | – | 180,070* | – | – | 180,070 | 133.7 | – | 11.5.08 | 11.5.15 |
| | 182,350 | | | | 362,420 | | | | |

* Granted under the Cobham Executive Share Option Scheme 2004. All other options were granted under the Cobham Savings Related Share Option Scheme.
** Or date of earlier cessation of appointment.
† Granted under the Cobham Savings Related Share Option Scheme in 2001 and not previously reported.

The market price of Cobham ordinary shares as at 31 December 2005 was 169.5p per share and the closing price range during the year, adjusted for the share sub-division of July 2005, was 123.7p to 170.5p.

No gains were made by directors on the exercise of share options during the year (2004: £23,000).

All options have been adjusted for the share sub-division of July 2005.

**Table 4:**
**Allocations under the Cobham long-term incentive plan**

| | Allocation at 1/1/05 | Conditionally awarded during the year[1] | Lapsed during the year[2] | Vested during the year | Allocations at 31/12/05 | Monetary value of vested awards £ | Expiry date[3] |
|---|---|---|---|---|---|---|---|
| A E Cook | 924,130 | 242,340 | 319,150 | – | 847,320 | – | 11.5.08 |
| G C Cooper | 631,020 | 176,800 | 807,820 | – | – | – | – |
| A J Hannam | 338,150 | 135,490 | – | – | 473,640 | – | 11.5.08 |
| W G Tucker | 335,210 | 176,800 | – | – | 512,010 | – | 11.5.08 |
| A J Stevens | 439,210 | 176,800 | – | – | 616,010 | – | 11.5.08 |

[1] *The market price of a Cobham plc ordinary share on 11 May 2005, being the date of the awards made during the year, was 133.5p.*
[2] Lapsed shares comprise those shares conditionally awarded in 2002 and, in the case of G C Cooper, those conditionally awarded in 2003, 2004 and 2005 which lapsed following cessation of appointment.
[3] The expiry date is the last date by which qualifying conditions in respect of any outstanding interests under the LTIP have to be fulfilled. This date may either be the expiry of any relevant holding period or (where applicable) of any restricted period.

All allocations have been adjusted for the share sub-division of July 2005.

Interests at 7 April 2006, being a date not more than one month prior to the date of the notice convening the AGM, were the same as at 31 December 2005 save that the interests of Allan Cook and Alex Hannam had reduced by 351,600 and 196,010 shares respectively following the lapse of awards made in 2003.

By order of the Board

**J S Patterson**
**Chairman of the Remuneration Committee**
7 April 2006

# Statement of Directors' Responsibilities

The following statement sets out the responsibilities of the directors in relation to both the Group and the parent company's financial statements and the Annual Report. The reports of the independent auditors on page 36 and page 81 set out the auditors' responsibilities.

The directors are responsible for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union, and for preparing the parent company financial statements and the Directors' Remuneration Report in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

The directors are responsible for preparing financial statements for each financial year which give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of affairs of the Group and of the profit or loss of the Group and a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of affairs of the company for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether the Group financial statements comply with IFRS as adopted by the European Union, and with regard to the parent company financial statements whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the Group and to enable them to ensure that the Group financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation and the parent company financial statements and the Directors' Remuneration Report comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

# Independent Auditors' Report to the Members of Cobham plc

We have audited the group financial statements of Cobham plc for the year ended 31 December 2005 which comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, the Statement of Recognised Income & Expense, the related notes and the accounting policies set out in the statement of Accounting Policies. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Cobham plc for the year ended 31 December 2005 and on the information in the Directors' Remuneration Report that is described as having been audited.

**Respective responsibilities of directors and auditors**

The directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' Report is not consistent with the Group financial statements, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Chairman's Statement, the Chief Executive's Review, the Business Review, the Financial Review, the statement on Corporate Social Responsibility, the statement on strategy, the statement on new structure, the Directors' Report, the statement on Corporate Governance, and the unaudited part of the Directors' Remuneration Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

**Basis of audit opinion**

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

**Opinion**

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group's affairs as at 31 December 2005 and of its profit and cash flows for the year then ended; and
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

**PricewaterhouseCoopers LLP**
Chartered Accountants and Registered Auditors
Southampton
7 April 2006

**Notes:**

(a) The maintenance and integrity of the Cobham plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

# Accounting Policies

**General information**
These financial statements are the consolidated financial statements of Cobham plc, a public limited company registered and domiciled in the United Kingdom and its subsidiaries ('the Group'). The address of the registered office is Brook Road, Wimborne, Dorset, England BH21 2BJ.

**Basis of preparation**
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted in the EU, International Financial Reporting Interpretation Council (IFRIC) interpretations and those parts of the Companies Act 1985 applicable to companies reporting under IFRS. Disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRS are given in Note 40. The December 2004 amendments to IAS 19 (Employee Benefits) have been adopted early. Certain provisions of IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) have been adopted from 1 January 2005.

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain current assets and derivative contracts which are held at fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

The principal accounting policies, which have been consistently applied unless otherwise stated, are as set out below.

**Basis of consolidation**
The Group financial statements include the financial statements of the parent company and of all its subsidiaries made up to the end of the financial period. Joint ventures and associates are accounted for using the equity method and include the Group's share of the total recognised gains and losses of joint ventures and associates from the date that significant influence or joint control commences until the date significant influence ceases.

Businesses acquired are accounted for as acquisitions, with effect from the date control passes. Those disposed of are accounted for up until control passes at the point of their disposal. The results of businesses disposed of, and of those classified as held for sale at the year end are disclosed as arising from discontinued operations.

All intra-group transactions balances, income and expenses are eliminated on consolidation.

**Revenue recognition**
Revenue is measured at the fair value of the right to consideration and is generally recognised when goods are despatched or services delivered and excludes inter-company sales, value added tax and other sales taxes. In the case of long-term contracts, revenue is recognised based upon the fair value of work performed to date assessed with reference to contract milestones.

**Pensions**
The Group operates a number of defined benefit and defined contribution schemes.

For defined benefit schemes the amounts charged to operating profit are the current service costs. Gains and losses on settlements and curtailments are included in operating profit or the profit on disposal as appropriate. Past service costs are recognised immediately in the income statement if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The interest cost and expected return on assets are shown within finance income and expense. Actuarial gains and losses are recognised immediately in the statement of recognised income and expenses.

Other than the mainland European schemes, defined benefit schemes are funded, with the assets of the scheme held separately from those of the Group, in separate trustee administered funds. Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, is presented separately on the face of the balance sheet.

For defined contribution schemes the amounts charged to the income statement in respect of pension costs and other post-retirement benefits are the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are recorded as either accruals or prepayments in the balance sheet.

The Group has elected to adopt the December 2004 amendments to IAS 19 (Employee Benefits) early. In particular, the Group has adopted a policy of recognising all actuarial gains and losses for all of its defined benefit plans in the period in which they occur, outside the income statement, in the statement of recognised income and expense.

**Taxation including deferred taxation**
The tax expense relates to the sum of current tax and deferred tax.

Current tax is based on taxable profit for the year, which differs from profit before taxation as reported in the income statement. Taxable profit excludes items of income and expense that are taxable in or deductible in other years and also excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying values in the consolidated financial statements.

Temporary differences arise primarily from the recognition of the provision for the deficit on the Group's defined benefit pension schemes and the difference between accelerated capital allowances and depreciation. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. Tax is charged or credited to the income statement except when the item on which the tax is charged is credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Tax assets and liabilities are offset when there is a legally enforceable right to enforce current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

**Dividends**
Dividends are recognised as a liability in the period in which they are fully authorised.

**Share based remuneration**
For grants made under the Group's share based remuneration schemes, amounts which reflect the fair value of options awarded as at the time of grant are charged to the income statement. The valuation of the options utilises a methodology based on the Black-Scholes model, modified where required to allow for the impact of market related performance criteria.

The Group has taken advantage of the transitional provisions of IFRS 2 (Share-based Payments) in respect of equity settled awards and has applied IFRS 2 only to equity settled awards granted after 7 November 2002.

**Intangible fixed assets**
**Goodwill**
Purchased goodwill and goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or joint venture at the date of acquisition.

Goodwill arising on overseas acquisitions is treated as a foreign currency asset and revalued at the balance sheet date. Foreign exchange differences arising are taken to the translation reserve and recycled to the income statement when the related subsidiary is sold. Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date.

Goodwill arising on acquisitions of subsidiary undertakings and joint ventures is capitalised and reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and cannot be subsequently reversed.

On disposal of a subsidiary or joint venture, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

**Research and development**
Research expenditure not chargeable to customers is written off as incurred. Development costs not chargeable to customers are written off as incurred until it can be demonstrated that the conditions for capitalisation as described in IAS 38 (Intangible Assets) are met, at which point further costs are capitalised as intangible assets up until the intangible asset is readily available for production and amortised on a straight-line basis over the asset's estimated useful life.

**Other intangible fixed assets**
Intangible assets other than goodwill which are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. These include customer lists, technology and software, trademarks, licences and patents. The only internally generated intangible fixed assets are development costs which are capitalised as described above.

Intangible assets are amortised over the asset's estimated useful life on a straight line basis as follows:

| | |
|---|---|
| Customer lists | 2 to 15 years |
| Technology and software | 2 to 10 years |
| Development costs | 2 to 10 years |
| Other intangible fixed assets | 6 months to 10 years |

**Property, plant and equipment**
Freehold land is not depreciated, but is reviewed for impairment at least annually.

Freehold buildings, plant and equipment are held at cost less accumulated deprecation and any recognised impairment losses. Carrying values are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

All fixed assets other than land are depreciated on a straight-line basis to their estimated residual values over their estimated useful lives. These lives are as follows:

| | |
|---|---|
| Freehold buildings | – 50 years |
| Leasehold properties | – The period of the lease |
| Plant and equipment and other fixed assets | – 3 to 15 years |

Estimated residual values and the estimated useful lives are reviewed annually and adjusted where necessary.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in income.

**Investment properties**
Investment property, which is property held to earn rentals and/or for capital appreciation, is stated at cost at the balance sheet date. It is depreciated on a straight-line basis to its estimated residual value over its estimated useful life of 50 years. On transition to IFRS, investment properties have been valued using the deemed cost model.

**Aircraft overhaul expenditure**
Major overhaul expenditure on owned aircraft is capitalised when incurred and the resultant fixed asset depreciated over its useful economic life. Major overhaul costs that are contractually required on aircraft held under operating leases are accrued over the period between the scheduled maintenance events.

**Non-current assets held for sale**
Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. These items are so classified if their carrying amount will be recovered

through a sale transaction within 12 months of the balance sheet date rather than through continuing use.

**Inventories**
Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the first-in, first-out method. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. Payments received and receivable on account of work in progress are deducted from the cost of work carried out at the balance sheet date to the extent of the valuation of the work done.

**Financial instruments**
Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

When a financial asset or liability is recognised initially, it is measured at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit and loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

**Trade receivables**
Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

**Financial liabilities and equity instruments**
Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

**Bank borrowings**
Interest-bearing bank loans and overdrafts are recorded at the amount of proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis to the income statement using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

**Cash and cash equivalents**
Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

**Leasing**
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. Leases include hire purchase contracts which have characteristics similar to operating or finance leases. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

**Derivative financial instruments and hedge accounting**
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Group uses foreign exchange forward contracts, interest rate swap contracts and net investment hedges to reduce these exposures. The Group does not use derivative financial instruments for speculative purposes.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

**Fair value hedges**
Changes in fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gains or losses relating to interest rate swaps hedging fixed rate borrowings are recognised in the income statement.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to the income statement over the period to maturity.

**Cash flow hedge**
The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement in the periods when the hedged item affects profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is immediately transferred to the income statement for the period.

# Accounting Policies continued

**Net investment hedges**
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Gains or losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

**Foreign currencies**
The functional currency of the parent company is sterling. Most Group companies use their local currency as their functional currency. Local transactions in currencies other than the functional currency are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denoted in non-functional currencies are retranslated at the exchange rate ruling at the balance sheet date and any exchange differences arising are taken to the income statement.

In order to manage its exposure to certain foreign exchange risks the Group enters into forward contracts and options which are accounted for as derivative financial instruments.

The Group has determined that the portfolio hedging mechanism that it utilises to cover its forward currency exposures is the most appropriate commercial response to the nature of the risks faced. The Group manages foreign currency exposures on a macro basis and has chosen not to apply hedge accounting for its future foreign exchange transactions under IAS 39. As required by the Standard, these instruments are recorded on the balance sheet at fair value on transition and movements in fair value recorded through the income statement.

For consolidation purposes the assets and liabilities of overseas subsidiary undertakings and joint ventures are translated at the closing exchange rates. Income statements of such undertakings are consolidated at the average rates of exchange during the year. Exchange differences arising on these translations are taken to reserves.

**Provisions**
A provision is required when the Group has a present legal or constructive obligation as a result of a past event and it is probable that settlement will be required of an amount that can be reliably estimated.

Provisions for warranty costs are recognised at the date of sale of the relevant products, at the directors' best estimate of the expenditure required to settle the Group's liability.

Provisions for onerous contracts are recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Provisions for contingent consideration are recognised when it is considered probable that the conditions attaching to potential payment will be met.

Long-term liabilities and provisions are discounted when the impact is material.

**Impairment losses**
The carrying amounts of the Group's assets are reviewed at least annually to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

An impairment loss is recognised where the carrying value of an asset is less than its recoverable amount. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired. Any impairment losses are recognised in the income statement unless the asset is recorded at a revalued amount in which case it is treated as a revaluation decrease.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. A reversal is recognised in the income statement unless the asset is recorded at a revalued amount in which case it is treated as a revaluation increase.

**Share capital**
Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the preference shareholders or if dividend payments are not discretionary. Dividends on preference share capital classified as liabilities are recognised in the income statement as interest expense.

**Segment accounting policies**
For reporting purposes the results of the Group are allocated between three reporting divisions. These operate in specific market areas and are as described in Note 1. The Group accounting policies as described above are applied consistently across the three divisions. Head office costs associated with Group operations are included within the Aerospace Systems division, with the exception of bid costs associated with the Future Strategic Tanker Aircraft (FSTA) project and losses associated with the revaluation of currency instruments, which have been shown separately in the Group's segmental disclosures. Trading between Group companies is contracted and priced at arm's length commercial terms.

**Critical accounting estimates and judgements**
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

**Management judgement**
In the process of applying the Group's accounting policies, management has made a number of judgements, none of which are considered to have a significant effect on the amounts recognised in the financial statements.

**Estimation uncertainty**
The Group makes estimates and assumptions concerning the future and the resulting accounting estimates will, by definition, seldom equal the related actual results. The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in the next financial year are as follows:

**Impairment of goodwill**
The Group determines whether Goodwill is impaired at least on an annual basis. This requires estimation of the value in use of the cash generating units

to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash generating units and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at 31 December 2005 was £424.0m (2004: £380.6m), further details are given in Note 13.

**Taxation**
The Group is subject to taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for tax. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current tax provision, deferred tax provisions and income statement in the period in which such determination is made.

**Accounting standards not yet effective**
Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 January 2006 or later periods but which the Group has not adopted early, are as follows:

- IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intra-group Transactions (effective from 1 January 2006).

  The amendment relates to the application of hedge accounting rules to highly probable forecast intra-group transactions. This amendment is not considered relevant to the Group's operations.

- IAS 39 (Amendment), The Fair Value Option (effective from 1 January 2006).

  This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. Management is currently assessing the impact of this amendment on the Group's operations.

- IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts (effective from 1 January 2006).

  This amendment relates to the recognition and valuation of certain issued financial guarantees. Management is currently assessing the impact of this amendment on the Group's operations.

- IFRS 6, Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006) (and amendment).

  IFRS 6 is not relevant to the Group's operations.

- IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures (effective from 1 January 2007).

  IFRS 7 and this amendment to IAS 1 introduce new disclosures of information about financial instruments and capital management. The impact of these changes to the Group is that additional disclosures will be required concerning the sensitivity analysis to market risk and the management of capital. These will be applied for the year ended 31 December 2007.

- IFRIC 4, Determining Whether an Arrangement Contains a Lease (effective from 1 January 2006).

  IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. Management is currently assessing the impact of IFRIC 4 on the Group's operations.

- IFRIC 5, Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from 1 January 2006).

  IFRIC 5 is not relevant to the Group's operations.

- IFRIC 6, Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment (effective from 1 December 2005).

  Management is currently assessing the impact of IFRIC 6 on the Group's operations.

# Consolidated Income Statement

For the year ended 31 December 2005

| £m | Note | 2005 | 2004 |
|---|---|---|---|
| **Continuing Operations** | | | |
| Revenue | 1, 7 | 970.3 | 832.3 |
| Cost of sales | | (682.2) | (593.4) |
| **Gross Profit** | | 288.1 | 238.9 |
| Selling and distribution costs | | (54.7) | (46.1) |
| Administrative expenses | | (83.4) | (53.3) |
| Share of post-tax results of joint ventures and associates | | 3.1 | 2.6 |
| | | 153.1 | 142.1 |

| | | | |
|---|---|---|---|
| Comprising: | | | |
| **Trading profit from continuing operations** | 7 | 170.0 | 143.8 |
| Amortisation of intangible assets arising on acquisition | | (16.9) | (1.7) |
| | | 153.1 | 142.1 |

| | | | |
|---|---|---|---|
| Loss on revaluation of currency instruments | 25 | (16.1) | – |
| **Operating Profit** | | 137.0 | 142.1 |
| Finance income | 3 | 31.6 | 23.4 |
| Finance expense | 3 | (42.6) | (31.1) |
| **Profit on Continuing Operations before Taxation** | | 126.0 | 134.4 |
| Tax on continuing operations | 4 | (35.3) | (38.1) |
| **Profit on Continuing Operations after Taxation** | | 90.7 | 96.3 |
| **Discontinued Operations** | | | |
| Profit after taxation from discontinued operations | 31 | 7.4 | 4.3 |
| **Profit after Taxation for the year** | | 98.1 | 100.6 |

| | | | |
|---|---|---|---|
| Profit attributable to equity shareholders | | 97.6 | 100.3 |
| Profit attributable to minority interests | | 0.5 | 0.3 |
| **Profit after Taxation for the year** | | 98.1 | 100.6 |

| | | | |
|---|---|---|---|
| Earnings per Ordinary Share | 6 | | |
| – basic | | 8.71p | 9.00p |
| – fully diluted | | 8.66p | 8.94p |
| Earnings per Ordinary Share from Continuing Operations | | | |
| – basic | | 8.05p | 8.61p |
| – fully diluted | | 8.01p | 8.55p |

# Consolidated Balance Sheet

As at 31 December 2005

| £m | Note | 2005 | 2004 |
|---|---|---|---|
| **Assets** | | | |
| Non-Current Assets | | | |
| Intangible assets | 12 | **528.1** | 405.6 |
| Property, plant and equipment | 14 | **202.8** | 237.8 |
| Investment properties | 15 | **4.0** | 4.1 |
| Investments in joint ventures and associates | 16 | **14.7** | 14.2 |
| Trade and other receivables | 18 | **8.5** | 7.3 |
| Derivative financial instruments | 25 | **4.5** | – |
| Deferred taxation assets | 22 | **6.8** | – |
| | | **769.4** | 669.0 |
| Current Assets | | | |
| Inventories | 17 | **167.2** | 183.9 |
| Trade and other receivables | 18 | **208.5** | 221.9 |
| Corporation tax | | **2.1** | 2.2 |
| Derivative financial instruments | 25 | **1.7** | – |
| Cash and cash equivalents | 19 | **251.8** | 176.0 |
| Assets classified as held for sale | 33 | **18.1** | – |
| | | **649.4** | 584.0 |
| **Liabilities** | | | |
| **Current Liabilities** | | | |
| Borrowings | 23 | **(276.9)** | (188.6) |
| Trade and other payables | 20 | **(174.2)** | (209.7) |
| Derivative financial instruments | 25 | **(3.5)** | – |
| Corporation tax | | **(48.1)** | (45.4) |
| Provisions | 21 | **(42.7)** | (2.2) |
| Liabilities classified as held for sale | 33 | **(14.2)** | – |
| | | **(559.6)** | (445.9) |
| Non-Current Liabilities | | | |
| Borrowings | 23 | **(151.6)** | (151.3) |
| Trade and other payables | 20 | **(7.8)** | (11.4) |
| Derivative financial instruments | 25 | **(2.0)** | – |
| Deferred taxation liabilities | 22 | **(8.8)** | (16.1) |
| Provisions | 21 | **(20.9)** | (24.7) |
| Retirement benefit obligation | 9 | **(81.0)** | (69.1) |
| | | **(272.1)** | (272.6) |
| **Net Assets** | | **587.1** | 534.5 |
| | | | |
| Capital and Reserves | | | |
| Called up share capital | 26 | **28.1** | 27.9 |
| Share premium account | 27 | **87.5** | 81.6 |
| Translation reserve | 27 | **13.0** | (11.4) |
| Other reserves | 27 | **11.3** | 4.8 |
| Retained earnings | 27 | **445.7** | 430.3 |
| **Total Shareholders' Equity** | | **585.6** | 533.2 |
| Minority interest in equity | | **1.5** | 1.3 |
| **Total Equity** | 28 | **587.1** | 534.5 |

Approved by a duly appointed and authorised committee of the Board on 7 April 2006 and signed on its behalf by:

**Gordon Page**
**Warren Tucker**

Directors

# Consolidated Cash Flow Statement

For the year ended 31 December 2005

| £m | Note | 2005 | 2004 |
|---|---|---|---|
| **Cash flows from Operating Activities** | | | |
| Cash generated from operations | 11 | 210.3 | 164.7 |
| Corporation taxes paid | | (39.2) | (22.9) |
| Interest paid | | (23.6) | (11.6) |
| Interest received | | 11.9 | 4.3 |
| **Net Cash from Operating Activities** | | 159.4 | 134.5 |
| **Net Cash used in Investing Activities** | 11 | (101.9) | (108.4) |
| **Cash flows from Financing Activities** | | | |
| Issue of share capital | | 6.1 | 4.9 |
| Dividends paid | | (35.8) | (32.3) |
| Dividends paid to minority interests | | (0.3) | (0.3) |
| Increase in borrowings | | 136.1 | 4.5 |
| Repayment of obligations under finance leases | | (12.8) | (4.4) |
| **Net Cash from/(used in) Financing Activities** | | 93.3 | (27.6) |
| **Net increase/(decrease) in Cash and Cash Equivalents** | | 150.8 | (1.5) |
| **Cash and Cash Equivalents at start of year** | | 101.4 | 106.1 |
| **Initial application of IAS 21, 32 and 39** | 40 | (7.6) | – |
| **Cash and Cash Equivalents at start of year as restated** | | 93.8 | 106.1 |
| **Exchange movements** | | 2.0 | (3.2) |
| **Cash and Cash Equivalents at end of year†** | 19 | 246.6 | 101.4 |

† Cash and cash equivalents include £8.3m cash held in discontinued businesses as detailed in Note 33. A reconciliation of cash and cash equivalents is detailed in Note 19.

# Statement of Recognised Income and Expense

For the year ended 31 December 2005

| £m | Note | 2005 | 2004 |
|---|---|---|---|
| **Profit after Taxation for the year** | | **98.1** | **100.6** |
| Net translation differences on investments in overseas subsidiaries | | 3.2 | (1.3) |
| Actuarial loss on pensions | 9 | (46.5) | (4.7) |
| Movement on deferred tax relating to pension liability | | 14.0 | 1.4 |
| Net fair value gain on cash flow hedge | 25 | 1.7 | – |
| Movement on deferred tax relating to cash flow hedge | | (0.5) | – |
| **Net expenses recognised directly in equity** | | (28.1) | (4.6) |
| **Total Income and Expense for the year** | | 70.0 | 96.0 |
| Initial application of IAS 21, 32 and 39 | 40 | 7.3 | – |
| **Total Recognised Income for the year** | | 77.3 | 96.0 |
| Attributable to: | | | |
| Equity holders of the parent | | 76.8 | 95.7 |
| Minority interest | | 0.5 | 0.3 |
| | | 77.3 | 96.0 |

# Notes to the Group Financial Statements

**1. Business and geographical segments**

**Business segments**

For management purposes during 2005, the Group was organised into three operating divisions – Aerospace Systems, Chelton and Flight Operations & Services. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

| | |
|---|---|
| Aerospace Systems | Air refuelling equipment, life support systems, fluid & air distribution and countermeasures |
| Chelton | Antennas, aircraft communication and navigation equipment |
| Flight Operations & Services | Operation and maintenance of aircraft in aerospace and defence markets |

Head office costs associated with Group operations are included within the Aerospace Systems division, with the exception of bid costs associated with the Future Strategic Tanker Aircraft (FSTA) project and losses associated with the revaluation of currency instruments, which have been shown separately.

**Continuing operations**

| | Aerospace Systems and Group | | Chelton | | Flight Operations and Services | | Total | |
|---|---|---|---|---|---|---|---|---|
| £m | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 |
| **Revenue** | | | | | | | | |
| Revenue | 253.1 | 234.3 | 520.2 | 409.3 | 197.0 | 188.7 | **970.3** | 832.3 |
| Inter-segmental revenue | 0.8 | 1.0 | (1.0) | (0.8) | 0.2 | (0.2) | **–** | – |
| Total revenue from third parties | 253.9 | 235.3 | 519.2 | 408.5 | 197.2 | 188.5 | **970.3** | 832.3 |
| Inter-segmental sales are charged at prevailing market prices. | | | | | | | | |
| **Operating Profit** | | | | | | | | |
| Segment operating profit from continuing operations | 51.6 | 53.1 | 86.6 | 69.0 | 14.3 | 19.7 | **152.5** | 141.8 |
| Share of post-tax results of joint ventures and associates | – | – | 0.2 | 0.3 | 2.9 | 2.3 | **3.1** | 2.6 |
| Loss on revaluation of currency instruments | | | | | | | **(16.1)** | – |
| FSTA Bid Costs | | | | | | | **(2.5)** | (2.3) |
| **Group Operating Profit** | | | | | | | **137.0** | 142.1 |
| Finance income | | | | | | | **31.6** | 23.4 |
| Finance expense | | | | | | | **(42.6)** | (31.1) |
| Profit on Continuing Operations before Taxation | | | | | | | **126.0** | 134.4 |
| Tax on continuing operations | | | | | | | **(35.3)** | (38.1) |
| **Profit on Continuing Operations after Taxation** | | | | | | | **90.7** | 96.3 |
| **Trading Profit Analysis** | | | | | | | | |
| Operating Profit from continuing operations | 51.6 | 53.1 | 86.6 | 69.0 | 14.3 | 19.7 | | |
| Operating Profit from discontinued operations | 7.7 | 6.2 | – | – | – | – | | |
| Share of post-tax results of joint ventures and associates | – | – | 0.2 | 0.3 | 2.9 | 2.3 | | |
| Amortisation of intangible assets arising on acquisition | 1.2 | – | 15.7 | 1.7 | – | – | | |
| | 60.5 | 59.3 | 102.5 | 71.0 | 17.2 | 22.0 | **180.2** | 152.3 |
| FSTA Bid Costs | | | | | | | **(2.5)** | (2.3) |
| Group Trading Profit | | | | | | | **177.7** | 150.0 |
| **Balance sheet** | | | | | | | | |
| **Assets** | | | | | | | | |
| Segment assets | | | | | | | | |
| – continuing operations | 281.9 | 247.9 | 689.9 | 480.6 | 147.5 | 151.6 | **1,119.3** | 880.1 |
| – discontinued operations | 9.8 | 171.3 | – | – | – | – | **9.8** | 171.3 |
| Interests in joint ventures and associates | – | – | 1.6 | 2.6 | 13.1 | 11.6 | **14.7** | 14.2 |
| | 291.7 | 419.2 | 691.5 | 483.2 | 160.6 | 163.2 | **1,143.8** | 1,065.6 |
| Unallocated assets – continuing operations | | | | | | | **266.7** | 171.0 |
| Unallocated assets – discontinued operations | | | | | | | **8.3** | 16.4 |
| Consolidated total assets | | | | | | | **1,418.8** | 1,253.0 |
| **Liabilities** | | | | | | | | |
| Segment liabilities | | | | | | | | |
| – continuing operations | 75.1 | 72.8 | 121.4 | 96.6 | 49.1 | 37.8 | **245.6** | 207.2 |
| – discontinued operations | 13.6 | 30.2 | – | – | – | – | **13.6** | 30.2 |
| | 88.7 | 103.0 | 121.4 | 96.6 | 49.1 | 37.8 | **259.2** | 237.4 |
| Unallocated liabilities – continuing operations | | | | | | | **571.9** | 320.1 |
| Unallocated liabilities – discontinued operations | | | | | | | **0.6** | 161.0 |
| Consolidated total liabilities | | | | | | | **831.7** | 718.5 |

## 1. Business and geographical segments (continued)
### Continuing operations

| £m | Aerospace Systems and Group 2005 | 2004 | Chelton 2005 | 2004 | Flight Operations and Services 2005 | 2004 | Total 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|
| **Other information** | | | | | | | | |
| Capital additions | 13.9 | 20.1 | 14.5 | 11.7 | 15.9 | 26.2 | **44.3** | 58.0 |
| Depreciation and amortisation | 11.3 | 12.1 | 27.4 | 12.6 | 24.0 | 21.2 | **62.7** | 45.9 |

### Discontinued operations
The Group's discontinued operations fell wholly within the Aerospace Systems division. Details of revenue and results from discontinued operations are shown in Note 31.

### *Geographical segments*
The Group's operations in the Aerospace Systems and Chelton divisions are located in the UK, EU countries, the USA and the rest of the world. The Group's Flight Operations and Services division operates mainly in the UK and Australia.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services.

| £m | Continuing 2005 | 2004 | Discontinued 2005 | 2004 | Total 2005 | 2004 |
|---|---|---|---|---|---|---|
| **Revenue by geographical market** | | | | | | |
| UK | 159.8 | 163.2 | 55.2 | 69.9 | **215.0** | 233.1 |
| Other EU countries | 182.8 | 155.5 | 21.1 | 27.8 | **203.9** | 183.3 |
| USA | 406.4 | 319.1 | 27.3 | 32.6 | **433.7** | 351.7 |
| Australia | 127.1 | 116.9 | 0.3 | 0.9 | **127.4** | 117.8 |
| Rest of the world | 94.2 | 77.6 | 16.2 | 15.5 | **110.4** | 93.1 |
| | 970.3 | 832.3 | 120.1 | 146.7 | **1,090.4** | 979.0 |

The following is an analysis of the carrying amount of net segment assets (including continuing operations, discontinued operations and joint ventures and associates but excluding unallocated segment assets and liabilities), and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located.

| £m | Carrying amount of net segment assets 2005 | 2004 | Additions to property, plant and equipment and intangible assets 2005 | 2004 |
|---|---|---|---|---|
| UK | 298.0 | 302.9 | 23.3 | 24.5 |
| Other EU countries | 64.6 | 71.3 | 2.5 | 3.3 |
| USA | 446.3 | 352.6 | 8.1 | 7.4 |
| Australia | 36.1 | 67.6 | 9.8 | 22.1 |
| Rest of the world | 39.6 | 33.8 | 0.6 | 0.7 |
| | 884.6 | 828.2 | 44.3 | 58.0 |

## 2. Profit for the year
Revenue, both from continuing and discontinued operations, comprises income from the sale of goods and services during the year.

The profit for the year from continuing operations is after charging/(crediting):

| £m | Note | 2005 | 2004 |
|---|---|---|---|
| Property rental income | | **(1.4)** | (0.5) |
| Staff costs | 8 | **304.9** | 255.0 |
| Net realised foreign exchange gains | | **(11.7)** | (8.7) |
| Research and development costs | | **41.2** | 37.9 |
| Depreciation of property, plant and equipment | | | |
| – owned assets | | **39.6** | 42.1 |
| – under finance leases | | **0.1** | 0.1 |
| Amortisation of intangible assets | | **16.9** | 3.3 |
| Operating lease rentals | | | |
| – Aircraft | | **11.0** | 13.6 |
| – Other including plant, machinery and property | | **7.1** | 7.5 |
| Profit on disposal of property, plant and equipment | | **(2.1)** | – |
| Materials costs of goods sold | | **334.2** | 303.1 |
| Release of inventory provision | | **(1.5)** | (1.9) |

Amortisation of intangible assets is included in administrative expenses.

### 2. Profit for the year (continued)

During the year the Group (including overseas subsidiaries) obtained the following services from the Group's auditor at costs as detailed below:

| £m | 2005 | 2004 |
|---|---|---|
| Audit services – statutory audit | 1.1 | 0.9 |
| Tax compliance and advisory services | 0.3 | 0.7 |
| Other services not covered above | 0.1 | – |
| | 1.5 | 1.6 |
| Amounts paid to other auditors | 0.3 | 0.1 |

Total audit remuneration payable to all of the Group's auditors as disclosed above is £1.4m (2004: £1.0m).

Included in the Group audit fees and expenses paid to the Group's auditor, £189,000 (2004: £56,000) was paid in respect of the parent company. Also included above are fees paid to the Group's auditors in respect of non-audit services in the UK amounting to £0.1m (2004: £0.6m).

In addition to the amounts shown above, the auditors received fees of £23,890 (2004: £22,866) for the audit of the Group's pension schemes.

A description of the work of the audit committee is set out in the Corporate Governance statement on page 26 and includes an explanation of how auditor objectivity and independence is safeguarded when non-audit services are provided by the auditors.

### 3. Finance income and expense

| | | Continuing operations | | Discontinued operations | | Total | |
|---|---|---|---|---|---|---|---|
| £m | Note | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 |
| Finance income: | | | | | | | |
| Bank interest | | 10.2 | 4.2 | 0.3 | 0.2 | 10.5 | 4.4 |
| Other interest | | 0.4 | 0.7 | – | – | 0.4 | 0.7 |
| Expected return on pension scheme assets | 9 | 21.0 | 18.5 | – | – | 21.0 | 18.5 |
| Total finance income | | 31.6 | 23.4 | 0.3 | 0.2 | 31.9 | 23.6 |
| Finance expense: | | | | | | | |
| Interest on bank overdrafts and loans | | (21.1) | (10.4) | – | (0.1) | (21.1) | (10.5) |
| Interest on obligations under finance leases | | (0.9) | (0.7) | – | – | (0.9) | (0.7) |
| Interest on other borrowings | | (0.6) | (1.6) | – | (0.1) | (0.6) | (1.7) |
| Interest on pension scheme liabilities | 9 | (20.0) | (18.4) | – | – | (20.0) | (18.4) |
| Total finance expense | | (42.6) | (31.1) | – | (0.2) | (42.6) | (31.3) |
| Net finance expense | | | | | | (10.7) | (7.7) |

Interest on other borrowings includes £1,182 (2004: £1,182) paid in respect of non-equity second cumulative preference shares (Note 26).

### 4. Income tax expense

| | | Continuing operations | | Discontinued operations | | Total | |
|---|---|---|---|---|---|---|---|
| £m | Note | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 |
| Current tax | | 35.9 | 33.8 | 5.3 | 1.1 | 41.2 | 34.9 |
| Deferred tax | 22 | (0.6) | 4.3 | 0.2 | 0.8 | (0.4) | 5.1 |
| Income tax expense for the year | | 35.3 | 38.1 | 5.5 | 1.9 | 40.8 | 40.0 |

Income tax for the UK is calculated at the standard rate of UK Corporation tax of 30% (2004: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The total charge for the year can be reconciled to the accounting profit as follows:

| £m | 2005 | 2004 |
|---|---|---|
| Profit before tax: | | |
| – continuing operations | 126.0 | 134.4 |
| – discontinued operations | 12.9 | 6.2 |
| | 138.9 | 140.6 |
| Tax at the domestic income tax rate of 30.0% (2004: 30.0%) | 41.7 | 42.2 |
| Tax effect of share of results of joint ventures and associates | (0.9) | (1.2) |
| Tax disallowed items | 1.7 | (0.5) |
| Overseas tax rates higher than UK rates | 2.1 | 2.7 |
| Expenditure qualifying for additional R&D tax deduction | (1.9) | (1.1) |
| Adjustments to tax charge in respect of prior years | (1.9) | (2.1) |
| Total tax charge for the year | 40.8 | 40.0 |

In addition to the income tax expense charged to the income statement, a deferred tax credit of £13.5m (2004: £1.4m) has been recognised in equity in the year as shown in the Statement of Recognised Income and Expense.

## 5. Dividends

| £m | 2005 | 2004 |
|---|---|---|
| **Dividends on ordinary shares** | | |
| Final dividend per share for the year ended 31 December 2004 (2004: 31 December 2003) | **2.18p** | 1.98p |
| Interim dividend per share for the year ended 31 December 2005 (2004: 31 December 2004) | **1.01p** | 0.92p |
| Total final dividend authorised | **24.5** | 22.0 |
| Total interim dividend authorised | **11.3** | 10.3 |
| **Total dividend authorised** | **35.8** | 32.3 |

In addition to the above, the directors are proposing a final dividend in respect of the financial year ended 31 December 2005 of 2.4p per share which will absorb an estimated £27m of shareholders' funds. This dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements. If authorised, it will be paid on 7 July 2006 to shareholders who are on the register of members as at 2 June 2006.

On 8 July 2005, the ordinary shares of Cobham plc were subdivided such that each existing ordinary share was replaced by ten new ordinary shares. Comparative information has been restated to reflect this subdivision.

## 6. Earnings per Ordinary Share

### From continuing and discontinued operations

| | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|
| | Earnings £m | Weighted average number of shares million | Per-share amount pence | Earnings £m | Weighted average number of shares million | Per-share amount pence |
| **Basic Earnings per Share (EPS)** | | | | | | |
| Earnings attributable to ordinary shareholders | **97.6** | **1,120.7** | **8.71** | 100.3 | 1,114.5 | 9.00 |
| Effect of dilutive securities: | | | | | | |
| Options | | **5.7** | | | 7.0 | |
| Long-term incentive plans | | **–** | | | 0.7 | |
| **Fully Diluted EPS** | **97.6** | **1,126.4** | **8.66** | 100.3 | 1,122.2 | 8.94 |

### From continuing operations

| | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|
| | Earnings £m | Weighted average number of shares million | Per-share amount pence | Earnings £m | Weighted average number of shares million | Per-share amount pence |
| **Basic Earnings per Share (EPS)** | | | | | | |
| Earnings attributable to ordinary shareholders | **90.2** | **1,120.7** | **8.05** | 96.0 | 1,114.5 | 8.61 |
| Effect of dilutive securities: | | | | | | |
| Options | | **5.7** | | | 7.0 | |
| Long-term incentive plans | | **–** | | | 0.7 | |
| **Fully Diluted EPS** | **90.2** | **1,126.4** | **8.01** | 96.0 | 1,122.2 | 8.55 |

### From discontinued operations

Basic earnings per share for the discontinued operations is 0.66p per share (2004: 0.39p per share) and diluted earnings per share for the discontinued operations is 0.65p per share (2004: 0.39p per share), based on the profit for the year from the discontinued operations of £7.4m (2004: £4.3m) and the share data above for both basic and diluted earnings per share.

### 7. Underlying profit and earnings per share

In addition to the information required by IAS 33 (Earnings Per Share), the directors believe that it is helpful to calculate an underlying earnings per share figure based on profits excluding gains and losses on disposal of undertakings, amortisation of intangible fixed assets recognised on acquisition and unrealised changes in fair value of currency derivative instruments.

| | | | | 2005 | | | 2004 |
|---|---|---|---|---|---|---|---|
| £m | Note | Continuing | Discontinued | Total | Continuing | Discontinued | Total |
| **Revenue** | | 970.3 | 120.1 | 1,090.4 | 832.3 | 146.7 | 979.0 |
| **Group Operating Profit** | | 137.0 | 7.7 | 144.7 | 142.1 | 6.2 | 148.3 |
| Loss on revaluation of currency instruments | | 16.1 | – | 16.1 | – | – | – |
| Amortisation of intangible fixed assets arising on acquisition | | 16.9 | – | 16.9 | 1.7 | – | 1.7 |
| **Trading Profit** | | 170.0 | 7.7 | 177.7 | 143.8 | 6.2 | 150.0 |
| Net finance expense | 3 | (11.0) | 0.3 | (10.7) | (7.7) | – | (7.7) |
| **Underlying Profit before Taxation** | | 159.0 | 8.0 | 167.0 | 136.1 | 6.2 | 142.3 |
| Taxation charge on underlying profit | | (46.0) | (1.9) | (47.9) | (38.5) | (1.9) | (40.4) |
| Minority interest | | (0.5) | – | (0.5) | (0.3) | – | (0.3) |
| **Underlying Profit After Tax Attributable to Equity Shareholders** | | 112.5 | 6.1 | 118.6 | 97.3 | 4.3 | 101.6 |
| **Underlying EPS (basic)** | | | | 10.58p | | | 9.12p |

### 8. Staff

#### Employment costs (continuing and discontinued operations)

| £m | 2005 | 2004 |
|---|---|---|
| Wages and salaries | 297.5 | 260.4 |
| Social security costs | 33.3 | 29.6 |
| Pension costs – defined benefit | 6.6 | 7.9 |
| – defined contribution | 7.6 | 5.7 |
| Share incentive scheme | 2.7 | 2.3 |
| | 347.7 | 305.9 |

| | | |
|---|---|---|
| Employment costs – continuing operations | 304.9 | 255.0 |
| Employment costs – discontinued operations | 42.8 | 50.9 |
| | 347.7 | 305.9 |

#### Average number of employees by geographic area

| | 2005 Number | 2004 Number |
|---|---|---|
| UK | 4,348 | 4,415 |
| Other EU countries | 1,320 | 1,109 |
| USA | 3,416 | 2,808 |
| Australia | 1,047 | 978 |
| Rest of the world | 584 | 553 |
| | 10,715 | 9,863 |

#### Average number of employees by category of employee

| | 2005 Number | 2004 Number |
|---|---|---|
| Production – direct | 6,058 | 5,596 |
| Production – indirect | 2,866 | 2,644 |
| Sales and marketing | 640 | 548 |
| Administration and IT | 1,151 | 1,075 |
| | 10,715 | 9,863 |

## 9. Retirement benefit schemes

### Defined contribution schemes

The Group manages a number of defined contribution pension arrangements.

The total expense recognised in the income statement of £7.6m (2004: £5.7m) represents contributions payable to these schemes by the Group at rates specified in the rules of the schemes.

There were no significant contributions outstanding at the end of 2004 or 2005 for either the defined benefit or defined contribution schemes.

### Defined benefit schemes

The Group operates a number of defined benefit schemes, the most significant being the Cobham Pension Plan (CPP), which is a funded defined benefit scheme. The assets of all of these schemes are held separately from those of the Group in funds under the control of trustees. From 1 January 2003, new employees in the UK have only been able to join the defined contribution scheme. In the USA, the Carleton Technologies defined benefit scheme has been closed to new members from 13 December 2003.

In 2005, as a part of the settlement of the disposal of the Fluid and Air group, a special contribution of £24m was made to the main Cobham defined benefit scheme and a curtailment benefit of £5m and a settlement gain of £1m were recognised as part of the profit on disposal (Note 32).

The most recent actuarial valuations of scheme assets and the present value of the defined benefit obligations for the CPP were carried out at 1 April 2004 and updated to 31 December 2005 by qualified independent actuaries. Actuarial valuations of other schemes have been carried out at regular intervals as required by the applicable country regulations.

The principal assumptions used for the purpose of the actuarial valuations were as follows:

| | UK Schemes | USA Schemes | European Schemes |
|---|---|---|---|
| **At 31 December 2005** | | | |
| Rate of increase in salary costs | 3.50% | 3.50% | 1.00% |
| Discount rate | 5.00% | 5.50% | 4.50% |
| Inflation assumption | 2.90% | 3.00% | N/A |
| Expected return on scheme assets | 7.07% | 7.25% | N/A |
| Pensions increase | 2.9% * | N/A | 1.75% |

*unless overridden by specific scheme rules

The amount recognised in the balance sheet in respect of the Group's defined benefit scheme is as follows:

| £m | 2005 | 2004 |
|---|---|---|
| Present value of funded obligations | **(451.3)** | (363.3) |
| Fair value of scheme assets | **370.3** | 294.2 |
| Net liability | **(81.0)** | (69.1) |

The net liability above includes £1.7m (2004: £1.5m) in relation to one of the European schemes which is unfunded.
The scheme assets do not include any of the Group's own financial instruments, nor any property occupied by, or other assets used by the Group.

Amounts recognised in operating profit in respect of the defined benefit scheme are as follows:

| £m | Note | 2005 | 2004 |
|---|---|---|---|
| Current service cost included in operating profit | | **6.6** | 7.9 |
| Gain on curtailment included in operating profit | | **–** | (1.0) |
| Gain on curtailment included in profit on disposal | 32 | **(5.0)** | – |
| Gain on settlement included in profit on disposal | 32 | **(1.0)** | – |

Amounts credited/(charged) to other finance income:

| £m | Note | 2005 | 2004 |
|---|---|---|---|
| Expected return on pension scheme assets | 3 | **21.0** | 18.5 |
| Interest on pension scheme liabilities | 3 | **(20.0)** | (18.4) |
| Net return | | **1.0** | 0.1 |

**9. Retirement benefit schemes (continued)**

Amount recognised in statement of recognised income and expense (SORIE):

| £m | 2005 | 2004 |
|---|---|---|
| Actual return less expected return on pension scheme assets | 33.1 | 8.8 |
| Experience losses arising on scheme liabilities | (9.9) | (5.4) |
| Exchange differences | (0.1) | – |
| Changes in assumptions underlying present value of scheme liabilities | (69.6) | (8.1) |
| Actuarial loss recognised in SORIE | (46.5) | (4.7) |

The cumulative amount of actuarial gains and losses recognised in the statement of recognised income and expense is £51.2m loss.

The actual return on scheme assets was £54.1m (2004: £27.3m).

Changes in the present value of the defined benefit obligation are as follows:

| £m | 2005 | 2004 |
|---|---|---|
| Opening defined benefit obligation | 363.3 | 326.1 |
| Current service cost | 6.6 | 7.9 |
| Interest cost | 20.0 | 18.5 |
| Actuarial losses | 79.5 | 12.6 |
| Contributions by members | 4.2 | 4.6 |
| NI rebates | 1.1 | 1.3 |
| Gains on curtailments | (5.0) | (1.0) |
| Obligation transferred on disposal of undertakings | (7.6) | – |
| Obligation acquired on acquisition of subsidiaries | – | 6.0 |
| Exchange differences | 1.4 | (1.2) |
| Benefits paid | (12.2) | (11.5) |
| Closing defined benefit obligation | 451.3 | 363.3 |

Changes in the fair value of scheme assets are as follows:

| £m | 2005 | 2004 |
|---|---|---|
| Opening fair value of scheme assets | 294.2 | 254.9 |
| Expected return | 21.0 | 18.5 |
| Actuarial gains | 33.1 | 8.8 |
| Expenses | (1.0) | (0.7) |
| Assets distributed on settlements | (6.6) | – |
| Contributions by members | 4.2 | 4.6 |
| NI rebates | 1.1 | 1.3 |
| Contributions by employers | 11.0 | 14.2 |
| Special contribution | 24.0 | – |
| Assets acquired on acquisition of subsidiaries | – | 5.1 |
| Exchange differences | 1.5 | (1.0) |
| Benefits paid | (12.2) | (11.5) |
| Closing fair value of scheme assets | 370.3 | 294.2 |

The Group expects to contribute £13.3m to its defined benefit pension schemes in 2006.

The fair value of major categories of scheme assets, and as a percentage of total scheme assets are as follows:

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | £m | % | £m | % |
| Equity instruments | 254.1 | 68.6% | 219.1 | 74.5% |
| Debt instruments | 81.7 | 22.0% | 57.3 | 19.5% |
| Property | 15.0 | 4.1% | – | – |
| Other assets | 19.5 | 5.3% | 17.8 | 6.0% |
| | 370.3 | 100.0% | 294.2 | 100.0% |

The expected rates of return on individual categories of scheme assets are determined by reference to relevant indices published by, for example, the London Stock Exchange. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the scheme's investment portfolio.

**9. Retirement benefit schemes (continued)**

The history of the scheme for the current and previous four periods is as follows:

| £m | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Present value of defined benefit obligation | **(451.3)** | (363.3) | (326.1) | (231.8) | (250.4) |
| Fair value of scheme assets | **370.3** | 294.2 | 254.9 | 165.3 | 240.1 |
| Deficit | **(81.0)** | (69.1) | (71.2) | (66.5) | (10.3) |
| Experience adjustments on scheme liabilities | **(9.9)** | (5.4) | 2.1 | (8.0) | – |
| Experience adjustments on scheme assets | **33.1** | 8.8 | 20.3 | (50.3) | – |

Note that historical data for 2001, 2002 and 2003 is as stated under UK GAAP, FRS 17 (Retirement Benefits).

**10. Share-based payments**

**Equity-settled share option scheme**

The Group operates two incentive schemes for certain senior executives, the Cobham Long Term Incentive Plan (LTIP) and the Cobham Executive Share Option Scheme (ESOS).

Under the LTIP scheme awards are made at nil cost, vesting over a three year performance period based on the Group's Total Shareholder Return relative to that of a comparator group and also conditional upon the Group's EPS growth over the same period.

Under the ESOS, options are granted at a price not less than the market value of the Group's ordinary shares on, or shortly before the date the options are granted. Exercise is conditional upon the Group's EPS growth over a three year period.

Further details of these schemes can be found in the Directors' Remuneration Report.

In addition, entry to the Cobham Savings Related Share Option Scheme (ShareSave), is available to all employees of participating subsidiaries. Employees may purchase the Group's shares at 80% of the closing market price on the date of grant during a two-week period each year, up to a maximum contribution value of £3,000 in any one year. The shares so purchased are generally placed in the employees share savings plan and will only be released to employees who remain in the Group's employment for a period of three years from the date of grant.

Details of the share options outstanding during the year are as follows:

| | 2005 | 2004 |
|---|---|---|
| LTIP | Number of share options | Number of share options |
| Outstanding at the beginning of the year | **3,383,730** | 2,481,630 |
| Granted during the year | **1,526,990** | 1,655,370 |
| Forfeited during the year | **(430,410)** | – |
| Exercised during the year | **(93,014)** | – |
| Expired during the year | **(519,760)** | (753,270) |
| Outstanding at the end of the year | **3,867,536** | 3,383,730 |
| Exercisable at the end of the year | **–** | – |

The options outstanding at the end of the year have a weighted average remaining contractual life of 1.53 years (2004: 1.75 years). During 2005, options were granted on 11 May with an estimated fair value of £0.551. In 2004, options were granted on 28 April and 20 September. The estimated fair values of the options granted on those dates were £0.883 and £0.815 respectively.

These fair values were calculated using the Black-Scholes option pricing model modified by a Monte Carlo simulation to determine the likely impact of market-related performance conditions. The inputs into the model were as follows:

| | 2005 | 2004 |
|---|---|---|
| Weighted average share price | **£1.335** | £1.359 |
| Weighted average exercise price | **Nil** | N/A |
| Expected volatility | **22%** | 25% |
| Expected life | **3 Years** | 3 Years |
| Risk free rate | **4.4%** | 4.8% |
| Expected dividend yield | **2.3%** | 2.1% |

Expected volatility was determined by calculating the historical volatility of the Group's share price over the previous three years. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

### 10. Share-based payments (continued)

ESOS

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Number of share options | Weighted average exercise price | Number of share options | Weighted average exercise price |
| Outstanding at the beginning of the year | 16,106,770 | 1.108 | 14,776,639 | 1.003 |
| Granted during the year | 4,728,927 | 1.432 | 4,267,410 | 1.350 |
| Forfeited during the year | (972,850) | 1.248 | (78,819) | 0.993 |
| Exercised during the year | (3,781,420) | 0.984 | (2,858,460) | 0.922 |
| Outstanding at the end of the year | 16,081,427 | 1.224 | 16,106,770 | 1.109 |
| Exercisable at the end of the year | 4,633,950 | 0.941 | 6,317,940 | 0.975 |

Share options were exercised throughout the year and the average share price was £1.444 (2004: £1.321). The options outstanding at the end of the year have a weighted average remaining contractual life of 7.75 years (2004: 7.69 years), exercise prices range from £0.580 to £1.624. In 2005, options were granted on 11 May, 19 October and 9 December. The estimated fair values of the options granted on those dates are £0.317, £0.350 and £0.400 respectively. In 2004, options were granted on 16 June, 20 September and 13 October. The estimated fair values of the options granted on those dates are £0.389, £0.368 and £0.364 respectively.

These fair values were calculated using the Black-Scholes option pricing model. The inputs into the model were as follows:

| | 2005 | 2004 |
|---|---|---|
| Weighted average share price | 1.404 | 1.354 |
| Weighted average exercise price | 1.432 | 1.350 |
| Expected volatility | 26% | 28% |
| Expected life | 5 Years | 5 Years |
| Risk free rate | 4.4% | 4.9% |
| Expected dividend yield | 2.1% | 2.1% |

Expected volatility was determined by calculating the historical volatility of the Group's share price over the previous five years. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

ShareSave

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Number of share options | Weighted average exercise price | Number of share options | Weighted average exercise price |
| Outstanding at the beginning of the year | 15,772,490 | 0.886 | 18,247,780 | 0.787 |
| Granted during the year | 2,125,123 | 1.240 | 4,421,000 | 1.076 |
| Forfeited during the year | (567,650) | 0.935 | (615,990) | 0.835 |
| Exercised during the year | (905,298) | 0.713 | (5,551,330) | 0.693 |
| Expired during the year | (256,340) | 0.931 | (728,970) | 0.844 |
| Outstanding at the end of the year | 16,168,325 | 0.939 | 15,772,490 | 0.896 |
| Exercisable at the end of the year | – | – | – | – |

Share options were exercised throughout the year and the average share price was £1.444 (2004: £1.321). The options outstanding at the end of the year have a weighted average remaining contractual life of 2.27 years (2004: 2.64 years), exercise prices range from £0.691 to £1.240. In 2005, options were granted on 1 February with estimated fair values of £0.405 (three year life), £0.487 (five year life) and £0.549 (seven year life). In 2004, options were granted on 1 February with estimated fair values of £0.355 (three year life), £0.410 (five year life) and £0.465 (seven year life).

These fair values were calculated using the Black-Scholes option pricing model. The inputs into the model were as follows:

| | 2005 | 2004 |
|---|---|---|
| Weighted average share price | £1.382 | £1.184 |
| Weighted average exercise price | £1.076 | £0.939 |
| Expected volatility | 23%-31% | 27%-31% |
| Expected life | 3-7 Years | 3-7 Years |
| Risk free rate | 4.5% | 4.7% |
| Expected dividend yield | 2.2% | 2.3% |

Expected volatility was determined by calculating the historical volatility of the Group's share price over the previous three to seven years, dependent on the life of the option. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The Group recognised total expenses of £2.7m (2004: £2.3m) related to equity-settled share-based payment transactions during the year.

## 11. Notes to the Consolidated Cash Flow Statement

| £m | 2005 | 2004 |
|---|---|---|
| **Cash flows from Operating Activities** | | |
| Profit after Taxation for the Year | 98.1 | 100.6 |
| Adjustments for: | | |
| Tax | 40.8 | 40.0 |
| Finance income | (31.9) | (23.6) |
| Finance expense | 42.6 | 31.3 |
| Profit on disposal of undertakings | (5.6) | – |
| Loss on revaluation of currency instruments | 16.1 | – |
| Share of post tax profits from joint ventures and associates | (3.1) | (2.6) |
| Depreciation | 44.5 | 42.6 |
| Amortisation of intangible fixed assets | 18.2 | 3.3 |
| Profit on sale of property, plant and equipment | (2.1) | – |
| Pension expenditure in excess of cash contributions | (3.4) | (7.3) |
| Share based payments | 2.7 | 1.2 |
| Operating cash flows before movements in working capital and provisions | 216.9 | 185.5 |
| Movement in other provisions | 12.6 | (3.7) |
| Increase in working capital | (19.2) | (17.1) |
| Increase in working capital and provisions | (6.6) | (20.8) |
| **Cash generated from Operations** | 210.3 | 164.7 |

| | | |
|---|---|---|
| **Cash flows from Investing Activities** | | |
| Dividends received from joint venture | 1.2 | 5.0 |
| Proceeds on disposal of property, plant and equipment | 6.4 | 1.1 |
| Purchase of property, plant and equipment | (38.9) | (40.6) |
| Purchase of intangible fixed assets | (4.0) | (0.2) |
| Acquisition of subsidiaries net of cash acquired | (189.0) | (69.5) |
| Disposal of undertakings | 149.4 | – |
| Payment of deferred consideration | (2.3) | – |
| Investment in joint ventures and associates | 1.0 | (4.3) |
| Capitalised expenditure on development costs | (1.7) | (0.1) |
| Special pension contribution | (24.0) | – |
| Short term investments held for sale | – | 0.2 |
| **Net Cash used in Investing Activities** | (101.9) | (108.4) |

### Reconciliation of Net Cash Flow to Movement in Net Debt

| £m | 2005 | 2004 |
|---|---|---|
| Increase in cash in the year | 150.8 | (1.5) |
| Increase in debt and lease financing | (127.2) | (4.6) |
| Exchange movements | (19.8) | (3.2) |
| **Movement in Net Debt in the year** | 3.8 | (9.3) |
| **Net Debt at beginning of year** | (163.9) | (154.6) |
| **Initial application of hedging rules** | (8.2) | – |
| **Net Debt at beginning of year as restated** | (172.1) | (154.6) |
| **Net Debt at end of year†** | (168.3) | (163.9) |

† Net debt includes £8.3m cash held in discontinued businesses as detailed in Note 33.

# Notes to the Group Financial Statements continued

## 12. Intangible Fixed Assets

| £m | Note | 2005 | 2004 |
|---|---|---|---|
| Goodwill | 13 | **424.0** | 380.6 |
| Other Intangible Fixed Assets (as below) | | **104.1** | 25.0 |
| Total Intangible Fixed Assets | | **528.1** | 405.6 |

Movements in other Intangible Fixed Assets are as follows:

| £m | Customer lists | Technology and software | Development costs | Other | Total |
|---|---|---|---|---|---|
| **Cost** | | | | | |
| At 1 January 2004 | – | – | 4.0 | 5.1 | 9.1 |
| Foreign exchange adjustments | – | 0.1 | – | (0.1) | – |
| Recognised on acquisition of subsidiaries | 14.4 | 5.9 | 0.1 | 1.5 | 21.9 |
| At 1 January 2005 | 14.4 | 6.0 | 4.1 | 6.5 | 31.0 |
| Additions – purchased | – | 3.9 | – | 0.1 | 4.0 |
| Additions – internally generated | – | – | 1.7 | – | 1.7 |
| Recognised on acquisition of subsidiaries | 58.8 | 14.1 | – | 19.9 | 92.8 |
| Disposed on sale of undertakings | – | – | (5.0) | (0.5) | (5.5) |
| Foreign exchange adjustments | (0.4) | 1.4 | – | 1.0 | 2.0 |
| Reclassification | – | 0.3 | – | 0.5 | 0.8 |
| At 31 December 2005 | 72.8 | 25.7 | 0.8 | 27.5 | 126.8 |
| **Accumulated amortisation** | | | | | |
| At 1 January 2004 | – | – | 1.4 | 1.5 | 2.9 |
| Foreign exchange adjustments | (0.1) | 0.1 | – | (0.2) | (0.2) |
| Charge for the year | 0.5 | 0.2 | 0.9 | 1.7 | 3.3 |
| At 1 January 2005 | 0.4 | 0.3 | 2.3 | 3.0 | 6.0 |
| Charge for the year | 2.8 | 10.8 | 0.7 | 3.9 | 18.2 |
| Eliminated on disposal of undertakings | – | – | (2.6) | (0.2) | (2.8) |
| Foreign exchange adjustments | – | 0.5 | – | 0.2 | 0.7 |
| Reclassification | – | 0.4 | – | 0.2 | 0.6 |
| At 31 December 2005 | 3.2 | 12.0 | 0.4 | 7.1 | 22.7 |
| **Carrying amount** | | | | | |
| At 31 December 2005 | 69.6 | 13.7 | 0.4 | 20.4 | 104.1 |
| At 31 December 2004 | 14.0 | 5.7 | 1.8 | 3.5 | 25.0 |

Values ascribed to customer lists represent the fair value of acquired customer lists, contracts and other related customer relationships, both contractual and non-contractual, held by the acquired company at time of entry into the Group.

Values ascribed to technology and software represent the fair value of acquired trade secrets and processes, patented and unpatented technology and know-how held by the acquired company at time of entry into the Group. This category also includes the purchase of technology and software rights and licenses, where it is appropriate to recognise such items as assets.

Values ascribed to development costs represent the directly attributable costs of internally generated development knowledge from the point at which an individual project meets the requirements for capitalisation until it is available for utilisation in the business.

Values ascribed to other Intangible Fixed Assets represent both purchased and acquired patents, licences and trademarks.

All of these assets are recognised at fair value to purchase or acquire and are amortised over their estimated useful lives.

Fair values of acquired Intangible Fixed Assets have been assessed by reference to the future estimated cash flows arising from the application of assets, discounted at an appropriate rate to present value, or by reference to the amount that would have been paid in an arm's length transaction between knowledgeable and willing parties.

## 13. Goodwill

| £m | |
|---|---|
| **Cost** | |
| At 1 January 2004 | 342.2 |
| Arising on acquisition of subsidiaries | 41.5 |
| Foreign exchange adjustment | (3.1) |
| At 1 January 2005 | 380.6 |
| Arising on acquisition of subsidiaries | 85.9 |
| Resulting from movements in contingent consideration | 4.2 |
| Eliminated on disposal of undertakings | (55.6) |
| Foreign exchange adjustments | 9.1 |
| Reclassification | (0.2) |
| At 31 December 2005 | 424.0 |
| **Accumulated impairment losses** | |
| At 1 January 2004 and 2005, and 31 December 2005 | – |
| **Carrying amount** | |
| At 31 December 2005 | 424.0 |
| At 31 December 2004 | 380.6 |

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from that business combination. Before recognition of impairment losses, the carrying amount of goodwill arising on acquisitions during 2005 has been allocated as follows:

| £m | 2005 |
|---|---|
| Aerospace Systems | |
| H. Koch & Sons Co | 21.1 |
| Chelton | |
| REMEC Defense and Space Inc | 54.8 |
| Other acquisitions | 10.0 |
| Flight Operations & Services | – |
| At 31 December 2005 | 85.9 |

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period for which management have detailed plans. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU being measured. The growth rates are based on the GDP of the primary market for the CGU, adjusted to recognise an estimate of the historic and projected premium associated with the high technological content associated with the business. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market. The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next five years and extrapolates cash flows after that period based on growth rates as described above.

The rate used to discount the forecast cash flows is 10.5% (2004: 10.5%).

Following detailed review, no impairment losses have been recognised in the period and no prior impairment losses reversed.

REMEC Defense & Space Inc., a wholly owned subsidiary of the Group, has £54.8m of goodwill allocated to it and no other intangible assets with indefinite useful lives. The recoverable amount associated with this goodwill has been determined on a value in use basis. Key assumptions are as follows:

- The authorised plan for the company has been extrapolated in perpetuity using a growth rate of 6.0% and discounted to a present value using the Group assumption of 10.5%. Growth rate is based on US GDP adjusted to reflect a premium for the nature of the CGU's business.
- Sensitivity analysis has determined that the discount rate of 10.5% is the most influential assumption on the outcome of the recoverable amount calculation. The recoverable amount exceeds the total carrying value of assets for this CGU by £52m and the discount rate would need to increase to more than 12.5% in order for the carrying value to be impaired.

European Antennas Ltd is the CGU most sensitive to an increase in discount rate. Currently the goodwill in this CGU is not impaired, based on a discount rate of 10.5% and a long-term growth rate of 2.8%. If the discount rate were to rise to 11.0%, a goodwill impairment of £0.5m would be required for this CGU.

The remainder of the goodwill is allocated to various CGUs across the Group, no individual amounts other than those disclosed above are considered individually significant.

# Notes to the Group Financial Statements continued

## 14. Property, plant and equipment

| £m | Freehold | Land and buildings: Long leases | Land and buildings: Short leases | Plant and machinery (including aircraft & vehicles) | Fixtures fittings tools and equipment | Payments on account and assets under construction | Total |
|---|---|---|---|---|---|---|---|
| **Cost** | | | | | | | |
| At 1 January 2004 | 80.4 | 18.1 | 4.3 | 311.3 | 55.5 | 10.2 | 479.8 |
| Additions | 5.4 | 0.3 | 4.6 | 37.9 | 4.9 | 4.9 | 58.0 |
| Acquired on acquisition of subsidiaries | 0.1 | – | – | 5.7 | 0.9 | – | 6.7 |
| Disposals | (0.1) | – | (0.2) | (3.7) | (2.1) | (0.4) | (6.5) |
| Foreign exchange adjustments | (1.4) | (0.1) | (0.5) | (3.6) | (0.9) | (0.3) | (6.8) |
| Reclassification | 2.8 | (2.0) | 1.6 | 7.2 | 0.6 | (10.2) | – |
| At 1 January 2005 | 87.2 | 16.3 | 9.8 | 354.8 | 58.9 | 4.2 | 531.2 |
| Additions | 1.8 | 0.8 | 0.2 | 32.2 | 4.7 | (1.1) | 38.6 |
| Acquired on acquisition of subsidiaries | – | 1.9 | – | 12.7 | 0.2 | 0.5 | 15.3 |
| Disposal of undertakings | (12.6) | – | (6.2) | (50.7) | (7.1) | (1.4) | (78.0) |
| Disposals | (2.8) | – | – | (5.4) | (2.0) | – | (10.2) |
| Reclassified as held for sale | (3.6) | – | – | (2.4) | (0.4) | (0.2) | (6.6) |
| Foreign exchange adjustments | 2.5 | 0.2 | 1.1 | 8.5 | 1.9 | 0.2 | 14.4 |
| Reclassification | 0.8 | – | (0.4) | (1.3) | 0.5 | (0.7) | (1.1) |
| At 31 December 2005 | 73.3 | 19.2 | 4.5 | 348.4 | 56.7 | 1.5 | 503.6 |
| **Accumulated depreciation** | | | | | | | |
| At 1 January 2004 | 14.2 | 4.1 | 1.1 | 195.6 | 39.9 | – | 254.9 |
| Depreciation charge for the year | 2.0 | 0.3 | 0.8 | 32.9 | 6.6 | – | 42.6 |
| Acquired on acquisition of subsidiaries | – | – | – | 3.2 | 0.6 | – | 3.8 |
| Eliminated on disposals | – | – | (0.2) | (3.1) | (2.0) | – | (5.3) |
| Foreign exchange adjustments | (0.4) | – | – | (1.7) | (0.7) | – | (2.8) |
| Reclassification | 0.8 | (0.7) | – | 0.6 | (0.5) | – | 0.2 |
| At 1 January 2005 | 16.6 | 3.7 | 1.7 | 227.5 | 43.9 | – | 293.4 |
| Depreciation charge for the year | 2.4 | 0.3 | 0.4 | 36.2 | 5.2 | – | 44.5 |
| Disposal of undertakings | (3.3) | – | (0.4) | (28.1) | (5.1) | – | (36.9) |
| Eliminated on disposals | – | – | – | (4.1) | (1.8) | – | (5.9) |
| Reclassified as held for sale | (0.1) | – | – | (0.5) | (0.1) | – | (0.7) |
| Foreign exchange adjustments | 0.7 | 0.1 | 0.2 | 5.1 | 1.4 | – | 7.5 |
| Reclassification | – | – | (0.1) | (1.1) | 0.1 | – | (1.1) |
| At 31 December 2005 | 16.3 | 4.1 | 1.8 | 235.0 | 43.6 | – | 300.8 |
| **Carrying amount** | | | | | | | |
| At 31 December 2005 | 57.0 | 15.1 | 2.7 | 113.4 | 13.1 | 1.5 | 202.8 |
| At 31 December 2004 | 70.6 | 12.6 | 8.1 | 127.3 | 15.0 | 4.2 | 237.8 |

The carrying amount of the Group's plant and machinery includes an amount of £0.3m (2004: £12.9m) in respect of assets held under finance leases. These assets are held as security against the finance lease liabilities.

## 15. Investment properties

| £m | 2005 | 2004 |
|---|---|---|
| Investment property at cost | 4.1 | 4.1 |
| Accumulated depreciation | (0.1) | – |
| **Carrying amount** | 4.0 | 4.1 |

All of the Group's investment property is held under freehold interests and is valued under the cost model.

Property rental income earned by the Group from its investment property amounted to £0.5m (2004: £0.5m), which is net of all direct costs associated with the leasing of the property, save for depreciation. The annual depreciation charge is £84,000, calculated on a straight-line method over 50 years, in line with the Group's policy for freehold buildings. The building is leased to a commercial user on an operating lease with a 25 year term that commenced in 1998.

A fair value of £7.0m has been ascribed to the property, this is based on an estimated market price provided by the agent who manages the property on the Group's behalf. The agent is experienced in marketing such properties in the location. No formal valuation has been completed.

## 16. Investments in joint ventures and associates

| £m | 2005 | 2004 |
|---|---|---|
| Investment in associates | | |
| Cost of investment in associates | – | 1.0 |
| | – | 1.0 |
| Investment in joint ventures | | |
| Group's share of net assets of joint ventures (as below) | 14.7 | 13.2 |
| *Total investment in associates and joint ventures* | 14.7 | 14.2 |

**Associates**

Summarised financial information in respect of the Group's associates is set out below:

| £m | 2005 | 2004 |
|---|---|---|
| Total assets | – | 0.6 |
| Total liabilities | – | (0.2) |
| Net assets | – | 0.4 |
| | | |
| Revenue | 1.8 | 1.7 |
| Profit after tax for the period | 0.2 | 0.2 |

The investment in associates represented a shareholding of 40% of the shares of TracStar Inc. During the year the Group acquired the remaining 60% of this company's shares as detailed in Note 30, consequently this entity is fully consolidated as at 31 December 2005.

**Joint ventures**

The Group has the following significant interests in joint ventures within the Flight Operations and Services division:

a) 45% of the voting share capital in Aviation Défense Service S.A., a company incorporated in France.

b) 50% of the voting share capital in FB Heliservices Limited, a company incorporated in England.

c) 50% of the voting share capital in FBS Limited, a company incorporated in England.

Governance structures for Aviation Défense Service S.A are such that the Group has joint control with its partner and therefore the investment is treated as a joint venture.

The share of the balance sheets and income statements of the joint ventures which has been included in the consolidated financial statements is as follows:

| £m | 2005 | 2004 |
|---|---|---|
| Current assets | 18.1 | 23.0 |
| Non-current assets | 46.3 | 46.7 |
| | 64.4 | 69.7 |
| Current liabilities | (5.7) | (13.1) |
| Non-current liabilities | (44.0) | (43.4) |
| | (49.7) | (56.5) |
| Net assets | 14.7 | 13.2 |
| | | |
| Income | 32.7 | 31.1 |
| Expenses | (28.5) | (26.7) |

# Notes to the Group Financial Statements continued

### 17. Inventories

| £m | 2005 | 2004 |
|---|---|---|
| Raw materials and consumables | 62.1 | 68.8 |
| Work in progress | 89.4 | 106.7 |
| Finished goods and goods for resale | 22.2 | 18.6 |
| Payments on account | (6.5) | (10.2) |
| | 167.2 | 183.9 |

There is no significant difference between the replacement cost and the fair value of inventories shown.

An allowance for obsolescence is included in raw materials and consumables and amounts to £30.6m (2004: £36.2m). This allowance is reviewed by the directors on a regular basis and further amounts are provided or released as considered necessary.

### 18. Trade and other receivables
### 18a. Current

| £m | 2005 | 2004 |
|---|---|---|
| Trade receivables | 172.0 | 194.7 |
| Amounts recoverable on contracts | 5.0 | 1.5 |
| Other receivables | 12.3 | – |
| Prepayments and accrued income | 19.2 | 25.7 |
| | 208.5 | 221.9 |

### 18b. Non-current

| £m | 2005 | 2004 |
|---|---|---|
| Trade receivables | 0.2 | 0.5 |
| Amounts recoverable on contracts | 1.3 | 0.1 |
| Other receivables | 7.0 | 6.7 |
| | 8.5 | 7.3 |

An allowance has been made for estimated irrecoverable amounts from the sale of goods of £2.0m (2004: £2.1m). This allowance has been determined by reference to past default experience.

The directors consider that the carrying amount of trade and other receivables approximates to their fair value.

### 19. Cash and cash equivalents
Bank balances and cash comprise cash held by the Group and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates to their fair value.

Cash and cash equivalents include the following for the purposes of the cash flow statement:

| £m | Note | 2005 | 2004 |
|---|---|---|---|
| Cash and cash equivalents | | 251.8 | 176.0 |
| Bank overdrafts | | (13.5) | (74.6) |
| | | 238.3 | 101.4 |
| Cash and cash equivalents held in discontinued businesses | 33 | 8.3 | – |
| | | 246.6 | 101.4 |

### 20. Trade and other payables
### 20a. Current liabilities

| £m | 2005 | 2004 |
|---|---|---|
| Payments received on account | 21.5 | 23.4 |
| Trade payables | 80.3 | 101.8 |
| Bills of exchange payable | – | 3.4 |
| Payroll and other taxes including social security | 13.4 | 17.0 |
| Accruals and deferred income | 52.3 | 42.7 |
| Other liabilities | 6.7 | 21.4 |
| | 174.2 | 209.7 |

## 20. Trade and other payables (continued)
## 20b. Non-current liabilities

| £m | 2005 | 2004 |
|---|---|---|
| Accruals and deferred income | 2.0 | 0.3 |
| Other liabilities | 5.8 | 11.1 |
| | 7.8 | 11.4 |

Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The directors consider that the carrying amount of trade payables approximates to their fair value.

## 21. Provisions

| £m | Contingent consideration | Warranty claims | Contract loss provisions | Aircraft maintenance provisions | Other | Total |
|---|---|---|---|---|---|---|
| At 1 January 2005 | 7.1 | 1.0 | 9.0 | 9.0 | 0.8 | 26.9 |
| Reclassification primarily from creditors * | – | 4.6 | 9.1 | 3.3 | 14.2 | 31.2 |
| Additional provisions in the year | 4.2 | 1.6 | 6.8 | 0.7 | 9.2 | 22.5 |
| Utilisation of provisions | (2.0) | (1.5) | (8.5) | (3.0) | (0.5) | (15.5) |
| Unused amounts reversed in the year | – | (1.0) | (3.1) | – | (4.1) | (8.2) |
| Acquired on acquisition of subsidiaries | – | – | 8.2 | – | – | 8.2 |
| Disposal of undertakings | – | (1.5) | – | – | (0.6) | (2.1) |
| Foreign exchange adjustments | 0.2 | – | 0.2 | 0.2 | – | 0.6 |
| At 31 December 2005 | 9.5 | 3.2 | 21.7 | 10.2 | 19.0 | 63.6 |

| £m | 2005 | 2004 |
|---|---|---|
| Analysed as: | | |
| Current liabilities | 42.7 | 2.2 |
| Non-current liabilities | 20.9 | 24.7 |
| | 63.6 | 26.9 |

*During the year, the directors considered that reclassification of certain balances from other balance sheet categories, primarily creditors, to provisions was appropriate to properly reflect the nature of the liabilities involved. The net movement in provisions excluding reclassifications and subsidiary acquisitions/disposals was a net reduction of £0.6m.

### Contingent consideration
Contingent consideration has been provided for where it is considered probable that the conditions applicable to the payment of contingent consideration in respect of acquisitions made by the Group in current and previous years will be met. The amount provided is therefore the amount considered likely to be payable in the event of these conditions being met. Arrangements of this nature vary, but may typically extend for up to five years.

### Warranty claims
The warranty provision represents management's best estimate of the Group's liability under warranties granted on products sold, based on past experience and industry averages for defective products. It is anticipated that most of these costs will be incurred in the next two financial years.

### Contract loss provisions
Contract loss provisions represent management's best estimate of the amount by which the expected benefits from certain specific contracts are lower than the unavoidable cost of meeting its obligations under those contracts. The timeframe within which such provisions will unwind varies by contract, but is generally in excess of one year.

### Aircraft maintenance provisions
Aircraft maintenance provisions are established in respect of significant periodic maintenance costs, where maintenance activity is required on operational aircraft or engines on a cycle greater than 12 months. Costs are charged to the income statement on the basis of utilisation of the aircraft and are credited to the provision. The provision is then utilised by absorbing the actual costs incurred in carrying out the maintenance activity. Maintenance carried out on a cycle of 12 months or less is charged to the income statement as incurred.

When aircraft are leased, it is customary for the contract to contain specific conditions regarding the state of the aircraft on its return to the lessor at the end of the lease. These conditions may relate to the number of operational hours to be available before a major maintenance check, the physical configuration of the aircraft or direct costs to be incurred by the lessee in the physical return of the aircraft to the lessor. The estimated cost associated with fulfilling these requirements is charged to the income statement on an aircraft utilisation basis. The provision is utilised on actual return of the aircraft or on incurring the expenditure required to return the aircraft to the state of maintenance required by the lease before return of the aircraft to the lessor.

### Other provisions
Other provisions include provisions recognised in connection with the disposal of the Fluid and Air group and specific legal claims outstanding at the year end where a liability is seen as probable. Of these amounts £8m relates to liabilities deriving from tax related matters that were previously provided within corporation tax. This amount is included within reclassification. All amounts have been determined based on the directors' current estimates of likely outcomes. Provisions relating to the Fluid and Air disposal are likely to unwind over a period of more than one year. All other items are likely to be resolved over a period of one to two years.

# Notes to the Group Financial Statements continued

## 22. Deferred tax

The following are the major deferred tax liabilities and assets recognised by the Group, and the movements thereon:

| £m | Note | Accelerated tax depreciation | Retirement benefit obligation | Other | 2005 Total | 2004 Total |
|---|---|---|---|---|---|---|
| At 1 January 2005 | | (19.5) | 20.7 | (17.3) | (16.1) | 0.5 |
| Initial application of IAS 21, 32 and 39 | | – | – | (4.7) | (4.7) | – |
| | | (19.5) | 20.7 | (22.0) | (20.8) | 0.5 |
| Credit/(charge) to income statement | 4 | 5.9 | (10.4) | 4.9 | 0.4 | (5.1) |
| Credit/(charge) to reserves for the year | | – | 14.0 | (0.5) | 13.5 | 1.4 |
| Acquired on acquisition of subsidiaries | | (1.0) | – | (1.6) | (2.6) | (12.9) |
| Disposed on sale of undertakings | | 4.3 | – | 0.2 | 4.5 | – |
| Foreign exchange adjustments | | 1.5 | – | 1.3 | 2.8 | – |
| Reclassified as held for sale | | 0.2 | – | – | 0.2 | – |
| At 31 December 2005 | | (8.6) | 24.3 | (17.7) | (2.0) | (16.1) |

Certain deferred tax assets and liabilities have been offset in accordance with the Group's accounting policy. Deferred tax balances (after offset) for balance sheet purposes are analysed as follows:

| £m | 2005 | 2004 |
|---|---|---|
| Deferred tax liabilities | (8.8) | (16.1) |
| Deferred tax assets | 6.8 | – |
| | (2.0) | (16.1) |
| Deferred tax liabilities fall due as follows: | | |
| Deferred tax liability falling due within one year | – | – |
| Deferred tax liability falling due after one year | (8.8) | (16.1) |
| | (8.8) | (16.1) |
| Deferred tax assets are recoverable as follows: | | |
| Deferred tax asset to be recovered within one year | 2.9 | – |
| Deferred tax asset to be recovered after one year | 3.9 | – |
| | 6.8 | – |

The movements on the deferred tax liabilities and deferred tax assets, without taking into consideration the offsetting of balances, are as follows:

### Deferred tax liabilities

| £m | Accelerated tax depreciation | Retirement benefit obligation | Other | 2005 Total | 2004 Total |
|---|---|---|---|---|---|
| At 1 January 2005 | (20.0) | – | (24.6) | (44.6) | (26.8) |
| Initial application of IAS 21, 32 and 39 | – | – | (5.3) | (5.3) | – |
| | (20.0) | – | (29.9) | (49.9) | (26.8) |
| Credit/(charge) to income statement | 4.1 | – | (1.3) | 2.8 | (4.9) |
| Charge to reserves for the year | – | – | (0.5) | (0.5) | – |
| Acquired on acquisition of subsidiaries | (1.0) | – | (1.6) | (2.6) | (12.9) |
| Disposed on sale of undertakings | 4.3 | – | 0.2 | 4.5 | – |
| Foreign exchange adjustments | 1.5 | – | 1.3 | 2.8 | – |
| Reclassified as held for sale | 0.2 | – | – | 0.2 | – |
| At 31 December 2005 | (10.9) | – | (31.8) | (42.7) | (44.6) |

### Deferred tax assets

| £m | Accelerated tax depreciation | Retirement benefit obligation | Other | 2005 Total | 2004 Total |
|---|---|---|---|---|---|
| At 1 January 2005 | 0.5 | 20.7 | 7.3 | 28.5 | 27.3 |
| Initial application of IAS 21, 32 and 39 | – | – | 0.6 | 0.6 | – |
| | 0.5 | 20.7 | 7.9 | 29.1 | 27.3 |
| (Credit)/charge to income statement | 1.8 | (10.4) | 6.2 | (2.4) | (0.2) |
| Credit to reserves for the year | – | 14.0 | – | 14.0 | 1.4 |
| At 31 December 2005 | 2.3 | 24.3 | 14.1 | 40.7 | 28.5 |

At the balance sheet date, the Group has unused tax losses of £78m (2004: £78m) potentially available for offset against future profits in certain circumstances. No deferred tax asset has been recognised in respect of this amount because of the unpredictability of future qualifying profit streams. These losses can be carried forward indefinitely.

**22. Deferred tax (continued)**

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries, joint ventures and associates for which deferred tax liabilities have not been recognised is £196m (2004: £163m). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

The Group's share of the tax on temporary differences arising in connection with interests in joint ventures was £1.8m (2004: £1.9m).

**23. Borrowings**

| £m | Note | 2005 | 2004 |
|---|---|---|---|
| **Current** | | | |
| Bank loans and overdrafts | | 272.1 | 171.1 |
| Loan notes | | 1.6 | 1.6 |
| Senior notes | | 2.9 | 5.2 |
| Other borrowings | | 0.1 | 0.1 |
| Finance leases | 24 | 0.2 | 10.6 |
| | | 276.9 | 188.6 |
| **Non current** | | | |
| Bank loans | | 7.6 | 15.5 |
| Loan notes | | 8.6 | 10.3 |
| Senior notes | | 134.4 | 125.1 |
| Other borrowings | | 0.1 | 0.2 |
| Preference shares | 26 | – | – |
| Finance leases | 24 | 0.9 | 0.2 |
| | | 151.6 | 151.3 |
| Total borrowings | | 428.5 | 339.9 |

| The non-current borrowings are repayable as follows: | 2005 | 2004 |
|---|---|---|
| Within 1-2 years | 8.7 | 9.4 |
| Within 2-3 years | 7.3 | 12.8 |
| Within 3-4 years | 32.8 | 4.2 |
| Within 4-5 years | 1.4 | 30.3 |
| After five years | 101.4 | 94.6 |
| Amount due for settlement after 12 months | 151.6 | 151.3 |

The carrying amounts of the Group's borrowings are denominated in the following currencies:

| £m | 2005 | 2004 |
|---|---|---|
| Sterling | 14.6 | 102.5 |
| US dollars | 330.6 | 168.5 |
| Australian dollars | 11.1 | 43.3 |
| Euro | 68.4 | 24.7 |
| Other currencies | 3.8 | 0.9 |
| Total | 428.5 | 339.9 |

The average interest rates paid were as follows:

| | 2005 | 2004 |
|---|---|---|
| Bank overdrafts | 4.85% | 3.98% |
| Bank loans | 3.74% | 4.10% |
| Loan notes | 4.65% | 4.46% |
| Senior notes | 4.75% | 2.95% |
| Other borrowings | 7.56% | 8.85% |

As at 31 December 2005 the Group had total borrowings of £428.5m of which £152.1m (2004: £159.9m) were at fixed rates exposing the Group to fair value interest rate risk, being £14.8m of bank loans (2004: £29.6m) and £137.3m of senior notes (2004: £130.3m). All other borrowings were at floating rates with regular repricing dates exposing the Group to cash flow interest rate risk.

In respect of the fixed rate borrowings the group held senior notes as at 31 December 2005 of £128.6m (2004: £118.4m) which were swapped into floating rates on issuance in 2002 through to their maturity in 2009 (£31.3m) and 2012 (£97.3m), the rates being set on a six monthly basis. The Group has applied hedge accounting in respect of the swap and its fair value is detailed in Note 25.

Of the floating rate debt of £276.4m at the year end the Group held a forward starting swap that will have the effect of swapping £151.4m of current bank loans at floating rate into fixed rate at 4.48% from January 2006 through to maturity in June 2010, with quarterly reset dates. The Group has applied hedge accounting in respect of the swap and its fair value is detailed in Notes 25 and 27c.

### 23. Borrowings (continued)

The Group has the following undrawn borrowing facilities in various currencies available in respect of which all conditions precedent had been met. These facilities are at floating interest rates:

| £m | 2005 | 2004 |
|---|---|---|
| Expiring within one year | 65.6 | 47.8 |
| Expiring between one and five years | 59.0 | 71.6 |
| | 124.6 | 119.4 |

The estimated fair value of the Group's borrowings, by discounting their future cash flows at the market rate, is as follows:

| £m | 2005 | 2004 |
|---|---|---|
| Bank overdrafts | 13.5 | 74.6 |
| Bank loans | 266.2 | 112.0 |
| Loan notes | 10.2 | 11.9 |
| Senior notes (held at fair value) | 137.3 | 130.3 |
| Other borrowings | 1.3 | 11.1 |
| | 428.5 | 339.9 |

Bank overdrafts are repayable on demand.

The Group has principal bank loans as follows:
In July 2005, a new £300m revolving multi-currency credit facility was entered into to replace an existing £150m facility and the US$200m bridge facility put in place to finance the REMEC acquisition. This facility, arranged for general corporate purposes, is for five years, with extensions of up to two years at the option of the banks. Interest is payable at the drawn currencies' applicable LIBOR rate plus margin. The loan agreement contains no provisions for charges over Group assets and includes both financial and non financial covenants. As at 31 December 2005, £241.6m had been drawn on this facility.

A seven year bank loan for AUS$25.9m (£11.0m, 2004: £10.6m) expiring in June 2007 is secured by an all assets and undertakings charge over the Group's Australian operations. These operations had gross assets of AUS$181.6m (£77.6m, 2004: £82.3m) which includes cash and cash equivalents of AUS$23.0m (£9.8m, 2004: £12.4m).

In addition, two tranches of senior notes were issued in 2002, being US$55m maturing in 2009 with a 5.14% coupon and US$170m maturing in 2012 with a 5.58% coupon. The respective agreements contain no provisions for charges over Group assets and include both financial and non-financial covenants.

### 24. Obligations under finance leases

| | Minimum lease payments | | Present value of minimum lease payments | |
|---|---|---|---|---|
| £m | 2005 | 2004 | 2005 | 2004 |
| Amounts payable under finance leases: | | | | |
| Within one year | 0.2 | 10.7 | 0.2 | 10.6 |
| In the second to fifth years inclusive | 0.4 | 1.0 | 0.4 | 0.2 |
| After five years | 0.5 | – | 0.5 | – |
| | 1.1 | 11.7 | 1.1 | 10.8 |
| Less: future finance charges | – | (0.9) | n/a | n/a |
| Present value of lease obligations | 1.1 | 10.8 | 1.1 | 10.8 |
| Less: Amount due for settlement within 12 months (shown under current liabilities) | | | (0.2) | (10.6) |
| Amount due for settlement after 12 months | | | 0.9 | 0.2 |

It is the Group's policy to lease certain of its fixtures and equipment under finance leases. The average lease term remaining is seven years. For the year ended 31 December 2005, the average effective borrowing rate was 9.0% (2004: 9.2%). Interest rates are fixed at the contract date, and thus expose the Group to fair value interest rate risk. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

Lease obligations are denominated in sterling, US dollars and euros.

The fair value of the Group's lease obligations approximates their carrying amount.

The Group's obligations under finance leases are secured by the lessors' title to the underlying leased assets.

### 25. Derivatives and other financial instruments

The Group's multi-national operations and debt financing expose it to a variety of financial risks that include the effects of changes in debt market prices, foreign currency exchange rates, credit risks, equity securities prices, liquidity and interest rates. The Group has in place a risk management programme that seeks to limit the adverse effects on the financial performance of the Group by using foreign currency financial instruments, debt, and other instruments, including interest rates swaps.

#### Financial instruments

The Group finances its operations primarily through a mixture of retained profits and borrowings. The Group does not use complex derivative financial instruments. Where it does use financial instruments these are mainly to manage the currency risks arising from normal operations and to raise finance for the Group's operations. The Group's financial instruments, other than derivatives, comprise borrowings, cash and various items such as trade debtors and trade creditors that arise directly from its operations. The Group also uses forward foreign currency contracts to manage transactional currency risks arising from the Group's operations and interest rate swaps to manage interest rate risks. Foreign currency borrowings are used to mitigate the impact of foreign currency exchange rates on the Group's overseas net assets.

It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken.

Foreign currency risk is the most significant aspect for the Group in the area of financial instruments. It is exposed to a lesser extent to other risks such as interest rate risk and liquidity risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below. The policies have remained unchanged throughout the year.

#### Foreign currency risk

The Group, which is based in the UK and reports in sterling, has significant investment in overseas operations in the USA, with further investments in other EU countries, Australia, Canada, South Africa and Asia. As a result, the Group's balance sheet can be affected by movements in these countries' exchange rates. The Group's policy is to reduce, or eliminate where practicable, both structural and transactional foreign exchange risk. Where significant, currency denominated net assets are partially hedged by currency borrowings and as at the year end £330.6m US dollar borrowings and £52.9m of euro borrowings were designated as the hedging instrument in net investment hedges.

The Group also has transactional currency exposures. Such exposures arise from sales and purchases by operating units in currencies other than the unit's functional currency. The Group's policy is to minimise trading in subsidiaries' non operating currencies. However, where this is impractical the Group will seek to reduce its exposure through the use of forward contracts. Currency exposures are reviewed regularly and all significant foreign exchange transactions are approved by the parent company.

The sterling/US dollar exchange rate is the most important as far as Cobham is concerned, particularly given the level of US dollars which the subsidiaries expect to receive from their normal business activities. In addition to the longer term borrowing structure, a number of financial instruments are used to manage the foreign exchange position, such as forward contracts. As at 31 December 2005, $224m (2004: $221m) of dollar forward contracts were in place with maturity dates out to 2014 (2004: 2014). These contracts are at an average exchange rate of $1.72: £1 (2004: $1.68: £1). It is the Group's current belief that the net dollar receipts from its subsidiaries will exceed the level of the outstanding commitment.

#### Interest rate risk

The Group has various long and short term borrowings principally in US dollars, euros and sterling at both fixed and floating rates of interest. The Group is monitoring continually its exposure to movements in interest rates in order to bring greater stability and certainty with respect to borrowing costs. Group policy is to assess borrowings with regard to fixed or variable rates of interest depending on prevailing market conditions. Operating under this interest rate management policy the Group has acquired interest swaps, further detail in respect of these instruments and their accounting treatment is detailed in Notes 23 and 24.

Surplus funds are placed on short term deposit. These deposits have floating rates of interest, and thus there is some modest exposure to interest rates.

#### Liquidity risk

The Group has a strong cash flow and where practicable the funds generated by operating companies are managed on a regional basis. For short-term working capital purposes in the UK, most operating companies utilise local bank facilities within an overall Group arrangement. In the USA a central treasury function is maintained which all US subsidiaries use. These practices allow a balance to be maintained between continuity of funding, security and flexibility.

As regards liquidity, the Group's policy throughout the year has been to maintain a mix of short, medium and long-term borrowings with their lenders. Short term flexibility is achieved by overdraft facilities and the use of the Group's revolving credit facility. In addition, it is the Group's policy to maintain undrawn committed borrowing facilities in order to provide flexibility in the management of the Group's liquidity; details are provided in Note 23.

#### Commodity price risk

The Group's exposure to price risk is minimal.

**25. Derivatives and other financial instruments (continued)**

**Credit risk**

The Group has no significant concentrations of credit risk. The Group's principal financial assets are bank balances and cash, trade and other receivables and investments.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

Concentrations of credit risk with respect to trade receivables are limited due to the Group's customer base being large and unrelated. Due to this, the directors believe there is no further credit risk provision required in excess of normal provision for doubtful receivables.

In the UK the group has a master netting arrangement in respect of bank balances. In the normal course of business these bank accounts are not settled on a net basis and as such are presented in the financial statements as gross. In the event of an automatic enforcement event the bank balances are automatically set off against each other to achieve a net position.

The Group has not pledged any assets in respect of any of its primary borrowing facilities, except as disclosed in Notes 23 and 24.

Comparative balances have not been restated in accordance with the provisions of IFRS 1 and are therefore stated under SSAP 20 (Foreign Currency Translation) of UK GAAP.

| £m | Cash flow hedge | Fair value hedge | Currency translation derivatives | Total |
|---|---|---|---|---|
| **Movement in fair values** | | | | |
| Initial application of IAS 32 and 39 | – | 0.9 | 17.6 | 18.5 |
| Fair value loss in period through Income Statement | – | (3.4) | (16.1) | (19.5) |
| Fair value gain in period through Reserves | 1.7 | – | – | 1.7 |
| **Fair value at 31 December 2005** | 1.7 | (2.5) | 1.5 | 0.7 |

Interest rate swaps are accounted for using hedge accounting. Movements in fair values are matched against the corresponding liabilities or reflected in reserves as appropriate.

Currency instruments are not accounted for using IFRS hedge accounting and movements in fair values are reflected in the Income Statement.

The fair values of the Group's currency and interest rate derivatives are established using valuation techniques, primarily discounting cash flows, based on assumptions that are supported by observable market prices or rates.

**Balance Sheet analysis**

| £m | Cash flow hedge | Fair value hedge | Currency translation derivatives | Total |
|---|---|---|---|---|
| Derivative financial instruments – non-current assets | 1.3 | – | 3.2 | 4.5 |
| Derivative financial instruments – current assets | 0.4 | – | 1.3 | 1.7 |
| Derivative financial instruments – current liabilities | – | (0.5) | (3.0) | (3.5) |
| Derivative financial instruments – non-current liabilities | – | (2.0) | – | (2.0) |
| **Fair value at 31 December 2005** | 1.7 | (2.5) | 1.5 | 0.7 |

The Group has applied the transitional provisions of IAS 39 (Financial Instruments: Recognition and Measurement) and accordingly has not recorded fair values for any derivatives held at 31 December 2004. At that date, in accordance with SSAP 20 (Foreign Currency Translation), certain transaction balances were recorded at the rates implicit in the matching forward foreign currency contracts. Other derivative contracts were not recognised on the Balance Sheet.

**Effect of initial application of IAS 32 and 39**

| £m | Note | Cash flow hedge | Fair value hedge | Currency translation derivatives | Total |
|---|---|---|---|---|---|
| Initial application of IAS 32 and 39 – recognition | 40 | – | 0.9 | 17.6 | 18.5 |
| Initial application of IAS 32 and 39 – hedge accounting | | – | (0.9) | – | (0.9) |
| | | – | – | 17.6 | 17.6 |
| Deferred tax impact | | – | – | (5.3) | (5.3) |
| **Net impact to Total Equity at 1 January 2005** | | – | – | 12.3 | 12.3 |

### 26. Share capital

Authorised:

| £m | 2005 | 2004 |
|---|---|---|
| 1,479,200,000 (2004: 1,479,200,000) ordinary shares of par value 2.5p each | 37.0 | 37.0 |
| 19,700 6% second cumulative preference shares of £1 each | – | – |

Issued and fully paid:

| | Number of shares | £m |
|---|---|---|
| At 1 January 2004 | 1,109,707,900 | 27.8 |
| Exercise of share options | 6,361,150 | 0.1 |
| At 1 January 2005 | 1,116,069,050 | 27.9 |
| Exercise of share options | 6,790,440 | 0.2 |
| At 31 December 2005 | 1,122,859,490 | 28.1 |

The Company has one class of ordinary shares which carry no right to fixed income. On 8 July 2005 the ordinary shares of Cobham plc were subdivided such that each existing ordinary share was replaced by ten new ordinary shares. The new subdivision of share capital has been made to improve liquidity in the trading of Cobham plc shares. The numbers of shares above have been restated to reflect this change.

The 6% second cumulative preference shares are non-redeemable and are classified as borrowings.

The shareholders of the 6% second cumulative preference shares are entitled to receive a fixed cumulative preference dividend at the rate of 6% per annum in priority to the payment of dividends on the ordinary shares (included within finance income as shown in Note 3). In addition, on a return of assets on the liquidation or otherwise of the company, the assets available for distribution are to be applied first in repaying to the holders of the 6% second cumulative preference shares the amounts paid up on their shares. On a show of hands, every member holding 6% second cumulative preference shares who is present in person has one vote and on a poll, every member has one vote for every £1 in nominal amount of the shares of which the member is the holder.

### 27. Reserves

| £m | Note | 2005 | 2004 |
|---|---|---|---|
| Share premium account | 27a | 87.5 | 81.6 |
| Translation reserve | 27b | 13.0 | (11.4) |
| Other reserves | | | |
| Hedging reserve | 27c | 1.2 | – |
| Share options reserve | 27d | 10.1 | 4.8 |
| Total other reserves | | 11.3 | 4.8 |
| Retained earnings | 27e | 445.7 | 430.3 |
| | | 557.5 | 505.3 |

### 27a. Share premium account

| £m | |
|---|---|
| At 1 January 2004 | 76.8 |
| Issue of shares | 4.8 |
| At 1 January 2005 | 81.6 |
| Issue of shares | 5.9 |
| At 31 December 2005 | 87.5 |

### 27b. Translation reserve

| £m | |
|---|---|
| At 1 January 2004 | – |
| Currency differences on translation of foreign operations | (11.4) |
| At 1 January 2005 | (11.4) |
| Currency differences on translation of foreign operations | 24.6 |
| Transfer to profit on sale of undertakings | (0.2) |
| At 31 December 2005 | 13.0 |

### 27c. Hedging reserve

| £m | Note | |
|---|---|---|
| At 1 January 2004 and 2005 | | – |
| Increase in fair value of cash flow hedging derivatives | 25 | 1.7 |
| Tax effect of increase in fair value of cash flow hedging derivatives | 22 | (0.5) |
| At 31 December 2005 | | 1.2 |

The hedging reserve reflects movements in fair values on cash flow hedging derivatives.

### 27d. Share options reserve

| £m | |
|---|---|
| At 1 January 2004 | 2.8 |
| Charge to reserve for the year | 2.0 |
| At 1 January 2005 | 4.8 |
| Charge to reserve for the year | 5.3 |
| At 31 December 2005 | 10.1 |

The share options reserve includes the cost of share options issued during the year as assessed under IFRS 2 together with deferred tax provided under IAS 12 relating to share based payments, where the calculated future tax benefit is in excess of the allowable charge for the year.

### 27e. Retained earnings

| £m | Note | |
|---|---|---|
| At 1 January 2004 | 40 | 355.5 |
| Total income and expense for the year | | 96.0 |
| Transfer to translation reserve | | 11.4 |
| Dividends authorised | 5 | (32.3) |
| Profit for the year attributable to minority interest | | (0.3) |
| At 1 January 2005 | | 430.3 |
| Initial application of IAS 21, 32 and 39 | | 7.3 |
| At 1 January 2005 as restated | | 437.6 |
| Total income and expense for the year | | 70.0 |
| Transfer to translation reserve | | (24.4) |
| Transfer to hedging reserve | | (1.2) |
| Dividends authorised | | (35.8) |
| Profit for the year attributable to minority interest | | (0.5) |
| **At 31 December 2005** | | 445.7 |

### 28. Reconciliation of Changes in Total Equity

| £m | Note | 2005 | 2004 |
|---|---|---|---|
| **Total Equity at start of year as previously stated** | | 534.5 | 464.0 |
| Initial application of IAS 21, 32 and 39 | 40 | 7.3 | – |
| **Total Equity at start of year as restated** | | 541.8 | 464.0 |
| Total income and expense for the year | | 70.0 | 96.0 |
| Dividends authorised | 5 | (35.8) | (32.3) |
| Profit attributable to minority interest | | (0.5) | (0.3) |
| Increase in called up share capital | 26 | 0.2 | 0.1 |
| Increase in share premium account | 27 | 5.9 | 4.8 |
| Increase in share options reserve | 27 | 5.3 | 2.0 |
| Increase in minority interest | | 0.2 | 0.2 |
| **Total Equity at end of year** | | 587.1 | 534.5 |

## 29. Adjustment of prior year fundamental accounting error on transition to IFRS

During the Group's IFRS conversion project, errors were identified in the accounts of National Jet Systems Pty Ltd that dated back to accounting entries on acquisition in 2000. The errors related to provisions required for heavy maintenance costs and obligations relating to the return of aircraft and engines under operating lease contracts.

In accordance with IFRS 1, these fundamental prior year errors have been adjusted on transition with the effect that provisions as at 1 January 2004 have been increased by £9.7m, a tax asset of £2.9m has been recognised and opening reserves adjusted by a net £6.8m. In addition, some small adjustments have been made to the unaudited IFRS transition statements previously published to reflect reclassification more accurately and the amended reconciliations are included in Note 40.

## 30. Acquisition of subsidiaries

The following acquisitions took place during the year to 31 December 2005:

| Names of businesses acquired | Principal activity | Date of acquisition | Proportion of shares acquired % | Cost of acquisition |
|---|---|---|---|---|
| REMEC Defense and Space Inc | Active microwave | 20 May 2005 | 100% | US $257m |
| Vector Fields Limited | Antenna development | 14 June 2005 | 100% | £2m |
| WA Systems Limited | Battlefield systems | 20 January 2005 | 100% | £1m cash<br>£2m contingent consideration |
| Mastsystem International Oy | Land antennas | 1 February 2005 | 100% | €12m |
| TCRMA | Components | 31 January 2005 | 100% | €0.5m |
| H Koch & Sons Co | Life saving devices | 23 June 2005 | 100% | US $51m |
| Microwave Development Company | Microwave | 15 July 2005 | 100% | US $14m |
| TracStar Inc | Satellite communication | 19 September 2005 | remaining 60% | US $7m<br>US $2m contingent consideration |

The following acquisition took place after the Balance Sheet date and before approval of these Financial Statements:

| Name of business acquired | Principal activity | Date of acquisition | Proportion of shares acquired % | Cost of acquisition |
|---|---|---|---|---|
| Aerodata Flight Inspection GmbH | Inspection and calibration of aircraft safety systems | 13 February 2006 | 100% | €11m |

The transaction was for the equity of Aerodata Flight Inspection GmbH and the minority interest in the 51% owned subsidiary, Flight Precision Ltd. The consideration paid related to both elements.

Components of the cost of acquisition:

| £m | REMEC Defense and Space Inc | Other acquisitions | Total |
|---|---|---|---|
| Cash | 140.5 | 51.2 | 191.7 |
| Contingent consideration | – | 3.4 | 3.4 |
| Directly attributable acquisition costs | 0.5 | 0.3 | 0.8 |
| | 141.0 | 54.9 | 195.9 |

Net assets acquired:

| | REMEC Defense and Space Inc | | Other acquisitions | | Total acquisitions | |
|---|---|---|---|---|---|---|
| £m | Fair value | Book value prior to acquisition | Fair value | Book value prior to acquisition | Fair value | Book value prior to acquisition |
| Current assets: | | | | | | |
| – Inventories | 6.3 | 6.4 | 3.6 | 4.2 | 9.9 | 10.6 |
| – Trade receivables | 7.9 | 8.0 | 5.3 | 5.3 | 13.2 | 13.3 |
| – Bank and cash balances | 0.1 | 0.1 | 3.4 | 3.4 | 3.5 | 3.5 |
| Non-current assets: | | | | | | |
| – Intangibles | 72.7 | – | 20.1 | 0.3 | 92.8 | 0.3 |
| – Property, plant and equipment | 13.1 | 8.3 | 2.2 | 1.6 | 15.3 | 9.9 |
| Current liabilities: | | | | | | |
| – Trade payables | (5.7) | (6.1) | (7.8) | (6.9) | (13.5) | (13.0) |
| – Provisions | (8.2) | (1.3) | – | – | (8.2) | (1.3) |
| Non-current liabilities: | | | | | | |
| – Deferred tax liability | – | – | (2.6) | – | (2.6) | – |
| – Other liabilities | – | – | (0.4) | – | (0.4) | – |
| Net assets acquired | 86.2 | 15.4 | 23.8 | 7.9 | 110.0 | 23.3 |
| Goodwill on acquisition | 54.8 | – | 31.1 | – | 85.9 | – |
| | 141.0 | 15.4 | 54.9 | 7.9 | 195.9 | 23.3 |

Directly attributable acquisition costs included in the cost of acquisition are the direct legal and accounting costs incurred in developing the acquisition contracts and performing due diligence activities.

### 30. Acquisition of subsidiaries (continued)

All intangible assets were recognised at their respective fair values. The residual excess of total cost over the fair value of net assets acquired is recognised as goodwill in the financial statements. Goodwill represents the value of synergies and assembled workforces acquired.

Adjustments from book value to fair value include adjustments arising from the application of Group accounting policies, the recognition of Intangible Fixed Assets under IFRS 3 (Business Combinations) and fair value adjustments to inventories, receivables, property plant and equipment, payables and contract loss provisions.

If the acquisitions during the year had taken effect on 1 January 2005 the consolidated entity would have recorded total revenues of £1,138m and net profit after tax of £106m. These results have been adjusted to fully amortise intangibles acquired other than goodwill together with related income tax effects. This information is not necessarily indicative of the results of operations that would have occurred had the operations been acquired at the start of the year, nor of future results of the combined operations.

| £m | REMEC Defense and Space Inc | Other acquisitions | Total acquisitions |
|---|---|---|---|
| **Net cash outflow arising on acquisition** | | | |
| Cash consideration paid including expenses of acquisition | 141.0 | 51.5 | 192.5 |
| Cash and cash equivalents acquired | (0.1) | (3.4) | (3.5) |
| | 140.9 | 48.1 | 189.0 |
| Profit after tax since date of acquisition (as adjusted for intercompany interest) | 3.7 | 3.4 | 7.1 |

The directors consider that it is not practicable to disclose details of the acquisition of Aerodata Flight Inspection GmbH and the minority interest in Flight Precision Ltd in these financial statements.

### 31. Discontinued operations

During the year, the Board decided to dispose of various business operations, in line with the Group strategy to focus on key markets and value-added technologies.

On 28 June 2005 the Board decided to dispose of the Group's Countermeasures operations and the process has now been completed. FR Countermeasures Inc was sold on 23 December 2005, accordingly this has been treated as a disposal in these financial statements. On 8 March 2006 a definitive agreement was signed to sell Wallop Defence Systems Ltd and this is classified as held for sale and presented separately in the balance sheet. The operations are included in the Aerospace Systems division in the Group's segmental analysis (Note 1). The proceeds of disposal of the remaining operations exceeded the book value of the related net assets and accordingly no impairment losses have been recognised on the classification of these operations as held for sale and their results are reported within discontinued operations.

On 27 June 2005 an announcement was made concerning the disposal of the Cobham Fluid Systems products division, which produces equipment for handling specialist fluids and gases for non-airborne applications. The disposal of this division was completed on 1 August 2005, on which date control of the division's operations passed to the acquirer.

On 13 September 2005 an announcement was made to dispose of the Fluid and Air group of companies. The group designs and manufactures hydraulic and air distribution assemblies, composite struts and shafts, and fuel pumps and fuel components. The disposal was finally completed on 17 November 2005, on which date control of the whole of the Fluid and Air group operations passed to the acquirer.

The results of the discontinued operations for the year, or to the date of disposal, were as follows:

| | | | 2005 | | | 2004 |
|---|---|---|---|---|---|---|
| £m | Fluid and Air group | Other discontinued operations | Total discontinued operations | Fluid and Air group | Other discontinued operations | Total discontinued operations |
| Revenue | 93.5 | 26.6 | 120.1 | 116.8 | 29.9 | 146.7 |
| Cost of sales | (80.5) | (19.1) | (99.6) | (98.7) | (21.5) | (120.2) |
| Distribution costs | (3.3) | (2.6) | (5.9) | (5.4) | (4.1) | (9.5) |
| Administrative expenses | (5.2) | (2.4) | (7.6) | (7.6) | (3.2) | (10.8) |
| Other income | – | 0.7 | 0.7 | – | – | – |
| Operating profit | 4.5 | 3.2 | 7.7 | 5.1 | 1.1 | 6.2 |
| Finance income and expense | 0.1 | 0.2 | 0.3 | – | – | – |
| Profit before tax | 4.6 | 3.4 | 8.0 | 5.1 | 1.1 | 6.2 |
| Tax | (1.2) | (0.7) | (1.9) | (1.6) | (0.3) | (1.9) |
| Profit for the year after tax | 3.4 | 2.7 | 6.1 | 3.5 | 0.8 | 4.3 |
| Profit on disposal before tax | | | 4.9 | | | – |
| Tax on profit on disposal | | | (3.6) | | | – |
| Total profit after taxation from discontinued operations | | | 7.4 | | | 4.3 |

## 31. Discontinued operations (continued)

| £m | 2005 Fluid and Air group | 2005 Other discontinued operations | 2005 Total discontinued operations | 2004 Fluid and Air group | 2004 Other discontinued operations | 2004 Total discontinued operations |
|---|---|---|---|---|---|---|
| **Cash flows from Discontinued Operations** | | | | | | |
| Net Cash received/(used) in Operating Activities | (8.4) | 4.4 | (4.0) | (0.8) | 8.0 | 7.2 |
| Net Cash received/(used) in Investing Activities | (3.0) | 5.9 | 2.9 | (7.2) | (20.4) | (27.6) |
| Net Cash received/(used) in Financing Activities | (1.1) | (1.4) | (2.5) | – | (0.1) | (0.1) |
| Foreign exchange | (1.6) | (2.1) | (3.7) | (0.1) | – | (0.1) |
| | (14.1) | 6.8 | (7.3) | (8.1) | (12.5) | (20.6) |

| | 2005 | 2004 |
|---|---|---|
| **Earnings per Ordinary Share of Discontinued Operations** | | |
| – basic | 0.66p | 0.39p |
| – fully diluted | 0.66p | 0.39p |

The carrying amounts of the assets and liabilities of the Fluid and Air group and other disposals at the date of disposal are disclosed in Note 32 below.

### Geographical segments

The sales revenue by geographical market of discontinued activities is presented in Note 1.

## 32. Disposal of subsidiaries and business operations

As referred to in Note 31 above, during the year to 31 December 2005, the Group disposed of its Fluid and Air group, part of its Countermeasures operations, and the Cobham Fluid Systems products division.

The consideration for these disposals was as follows:

| £m | Fluid and Air group | FR Countermeasures Inc | Cobham Fluid Systems products division | Total disposals |
|---|---|---|---|---|
| Cash | 150.0 | 0.6 | 7.9 | 158.5 |
| Contingent consideration | (1.7) | 2.9 | – | 1.2 |
| | 148.3 | 3.5 | 7.9 | 159.7 |

The profit on disposal can be analysed as follows:

| | | | | |
|---|---|---|---|---|
| Total consideration | 148.3 | 3.5 | 7.9 | 159.7 |
| Net assets at date of disposal | (134.2) | (11.2) | (7.0) | (152.4) |
| Expenses of sale (including cancellation of foreign exchange contracts) | (7.0) | (0.5) | (0.2) | (7.7) |
| Pension liability curtailment gain | 5.0 | – | – | 5.0 |
| Pension liability settlement gain | 1.0 | – | – | 1.0 |
| Profit/(loss) on disposal | 13.1 | (8.2) | 0.7 | 5.6 |

The net assets of the operations disposed of were as follows:

| £m | Fluid and Air group | FR Countermeasures Inc | Cobham Fluid Systems products division | Total disposals |
|---|---|---|---|---|
| **At date of disposal** | | | | |
| Attributable goodwill | 53.1 | – | 2.5 | 55.6 |
| Other intangible fixed assets | 2.7 | – | – | 2.7 |
| Property, plant and equipment | 27.3 | 13.3 | 0.5 | 41.1 |
| Inventories | 34.2 | 0.6 | 2.2 | 37.0 |
| Trade and other receivables | 28.3 | 0.3 | 1.8 | 30.4 |
| Tax receivable | 8.7 | – | – | 8.7 |
| Cash and cash equivalents | 1.4 | 0.1 | – | 1.5 |
| Deferred tax liability | (4.5) | – | – | (4.5) |
| Trade and other payables including provisions | (17.0) | (3.1) | – | (20.1) |
| Net assets at date of disposal | 134.2 | 11.2 | 7.0 | 152.4 |

# Notes to the Group Financial Statements continued

### 32. Disposal of subsidiaries and business operations (continued)

| £m | Fluid and Air group | FR Countermeasures Inc | Cobham Fluid Systems products division | Total disposals |
|---|---|---|---|---|
| **At 31 December 2004** | | | | |
| Attributable goodwill | 53.1 | – | 2.5 | 55.6 |
| Other intangible fixed assets | 2.6 | – | – | 2.6 |
| Property, plant and equipment | 26.0 | 16.9 | 1.7 | 44.6 |
| Inventories | 32.2 | 1.8 | 4.4 | 38.4 |
| Trade and other receivables | 23.2 | 7.4 | 3.0 | 33.6 |
| Tax receivable | 8.4 | – | – | 8.4 |
| Cash and cash equivalents and overdrafts | 2.7 | 4.3 | (1.6) | 5.4 |
| Deferred tax liability | (4.8) | (0.2) | (0.2) | (5.2) |
| Current tax liability | (0.1) | (0.6) | – | (0.7) |
| Trade and other payables | (17.2) | (10.7) | (3.0) | (30.9) |
| Net assets at 31 December 2004 | 126.1 | 18.9 | 6.8 | 151.8 |

The impact of the disposals on the Group's results and cash flows in the current and prior periods is disclosed in Note 31 above.

### 33. Non-current assets held for sale

As disclosed in Note 31 above, Wallop Defence Systems Ltd has been classified as held for sale and presented separately in the balance sheet.

The major classes of assets and liabilities classified as held for sale are as follows:

| £m | 2005 |
|---|---|
| Property, plant and equipment | **5.9** |
| Inventories | **1.7** |
| Trade & other receivables | **2.2** |
| Cash at bank | **8.3** |
| Total assets classified as held for sale | **18.1** |
| Trade and other payables | **(13.6)** |
| Tax and other liabilities | **(0.6)** |
| Total liabilities associated with assets classified as held for sale | **(14.2)** |
| Net assets of disposal group | **3.9** |

### 34. Operating lease arrangements

At the balance sheet date, the Group had outstanding commitments for minimum lease payments due under non-cancellable operating leases, which expire as follows:

| £m | 2005 | 2004 |
|---|---|---|
| Within one year | **7.4** | 2.2 |
| Between one and five years | **33.9** | 25.4 |
| After five years | **77.4** | 85.3 |
| | **118.7** | 112.9 |

Operating lease payments represent rentals payable by the Group for certain of its office properties and operational aircraft used in its service businesses.

### 35. Contingent liabilities

As at 31 December 2005, the parent company and the Group had contingent liabilities in respect of bank and contractual performance guarantees and other matters arising in the ordinary course of business entered into for, or on behalf of, certain Group undertakings. Where it is expected that a material liability will arise in respect of these matters, appropriate provision has been made within the Group consolidated financial statements or within those of the relevant subsidiary.

As the conditions of the above guarantees are currently being met, no obligating event is forseeable and therefore no contingent liability exists at the year end.

### 36. Commitments

| £m | 2005 | 2004 |
|---|---|---|
| Commitments for the acquisition of property, plant and equipment | 3.1 | 2.6 |

### 37. Related party transactions

Transactions between the company and its subsidiaries, which are related parties of the company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

#### Trading transactions

During the year, Group entities entered into the following trading transactions with joint venture and associate companies:

| £m | 2005 | 2004 |
|---|---|---|
| Sale of goods | 1.4 | 1.1 |
| Purchase of goods | (0.2) | – |
| Amounts owed by related parties | 0.1 | 0.2 |
| Amounts owed to related parties | (0.1) | – |
| Dividends received | 1.2 | 5.0 |
| Investment in joint ventures | – | 4.3 |
| Management fees | (0.1) | (0.8) |

Sales of goods to related parties were made at the Group's usual list prices for sales to non-related parties. Goods are bought on the basis of the price lists in force with non-related parties.

The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received. No expense has been recognised in the period for bad or doubtful debts in respect of the amounts owed by related parties.

#### Compensation of key management personnel

The remuneration of directors and other members of key management during the year was as follows:

| £m | 2005 | 2004 |
|---|---|---|
| Remuneration | 5.2 | 4.3 |
| Post-employment benefits | 0.8 | 0.9 |
| Termination benefits | 0.1 | – |
| Share-based payments | 1.2 | 0.9 |
| | 7.3 | 6.1 |

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

The directors of Cobham plc had no material transactions with the company during the year, other than as a result of service agreements. Details of the directors remuneration are disclosed in the Directors' Remuneration Report. on pages 29 to 34.

During the year Mr. R. Soderstrom, a member of the Group's key management personnel, sold a vehicle to Flight Refuelling Limited, a subsidiary of Cobham plc, for £40,000. This value was equivalent to that which would have been obtained in an arm's length transaction.

During 2003, Mr. P. Matthews, a member of the Group's key management personnel, sold his shares in SeaTel Inc to Chelton Avionics Inc, a subsidiary of Cobham plc. During 2005, Mr. Matthews received consideration for the shares of US$403,033 (2004: US$146,165) under the terms of the sale. Further consideration on earn out terms in the sale agreement will continue to be earned until 2008 based on SeaTel Inc performance and his continued employment.

### 38. Events after the balance sheet date

The purchase of the equity of Aerodata Flight Inspection GmbH and the minority interest in the Group's 51% owned subsidiary, Flight Precision Ltd was agreed subject to various conditions on 11 January 2006. The transaction was completed on 13 February 2006. As stated in Note 30, the Directors regard any further disclosure of these acquisitions as impractical within these financial statements.

On 8 March 2006 the Group reached a definitive agreement with Esterline Technologies Inc for the disposal of the Group's countermeasures businesses. This includes the sale of Wallop Defence Systems Ltd (WDSL) for a maximum total consideration of £43.75m in cash, of which £10m is contingent on the future performance of WDSL. This disposal was completed on 27 March 2006.

# Notes to the Group Financial Statements continued

### 39. Subsidiaries

All subsidiary undertakings have been included in the consolidation. The undertakings held at 31 December 2005 which, in the opinion of the directors, principally affected the results for the year or the net assets of the Group were:

| Name of subsidiary | Place of incorporation (or registration) and operation | Proportion of ownership interest % |
|---|---|---|
| **Aerospace Systems** | | |
| Carleton Technologies Inc | USA | 100 |
| Carleton Life Support Systems Inc | USA | 100 |
| Cobham Fluid Systems Limited* | England | 100 |
| Conax Florida Corporation | USA | 100 |
| Dräger Aerospace GmbH | Germany | 100 |
| H Koch & Sons Co | USA | 100 |
| Flight Refuelling Limited* | England | 100 |
| Sargent Fletcher Inc | USA | 100 |
| Wallop Defence Systems Limited | England | 100 |
| **Chelton** | | |
| ACR Electronics Inc | USA | 100 |
| Air Précision SA | France | 100 |
| Artex Aircraft Supplies Inc | USA | 100 |
| Atlantic Microwave Corporation | USA | 100 |
| Atlas Composites Limited | England | 100 |
| Chelton Antennas SA | France | 100 |
| Chelton Applied Composites AB | Sweden | 100 |
| Chelton Avionics Inc | USA | 100 |
| Chelton Avionics (Proprietary) Limited | South Africa | 100 |
| Chelton (Electrostatics) Limited | England | 100 |
| Chelton Flight Systems Inc | USA | 100 |
| Chelton Inc | USA | 100 |
| Chelton Limited* | England | 100 |
| Chelton Radomes Limited | England | 100 |
| Chelton Radomes Witney Limited | England | 100 |
| Chelton Telecom & Microwave SA | France | 100 |
| Cobham Composites Limited | England | 100 |
| Cobham Defence Communications Limited | England | 100 |
| Comant Industries Inc | USA | 100 |
| Continental Microwave & Tool Co Inc | USA | 100 |
| Credowan Limited | England | 100 |
| Culham Lightning Limited | England | 100 |
| DTC Communications Inc | USA | 100 |
| ERA Technology Limited | England | 100 |
| European Antennas Limited | England | 100 |
| Hyper Technologies SA | France | 100 |
| Kevlin Corporation | USA | 100 |
| Label SA | France | 100 |
| Mastsystem International Oy | Finland | 100 |
| Micromill Electronics Limited | England | 100 |
| Nauticast AG | Austria | 100 |
| NEC Aero SA | France | 100 |
| Northern Airborne Technology Limited | Canada | 99.1 |
| Nurad Technologies Inc | USA | 100 |
| Omnipless Manufacturing (Proprietary) Limited* | South Africa | 100 |
| Orion Electronics Limited | Canada | 100 |
| Precision Antennas Limited | England | 100 |
| Racal Antennas Limited | England | 100 |
| REMEC Defense & Space Inc | USA | 100 |

## 39. Subsidiaries (continued)

| Name of subsidiary | Place of incorporation (or registration) and operation | Proportion of ownership interest % |
|---|---|---|
| Salies SA | France | 100 |
| SeaTel Inc | USA | 100 |
| Seimac Limited | Canada | 100 |
| Sivers Lab AB | Sweden | 100 |
| Slingsby Aviation Limited | England | 100 |
| Spectronic Denmark A/S | Denmark | 100 |
| TEAM SA | France | 98.7 |
| TracStar Systems Inc | USA | 100 |
| Vector Fields Limited | England | 100 |
| WA Systems Limited | England | 100 |
| **Flight Operations and Services** | | |
| Aviation Defense Service SA (joint venture) | France | 45 |
| FB Heliservices Limited (joint venture) | England | 50 |
| FBS Limited (joint venture) | England | 50 |
| Flight Precision Limited | England | 51 |
| FR Aviation Group Limited* | England | 100 |
| FR Aviation Limited | England | 100 |
| FR Aviation Services Limited | England | 100 |
| National Air Support Pty Limited | Australia | 100 |
| National Jet Systems Pty Limited | Australia | 100 |
| Surveillance Australia Pty Limited | Australia | 100 |

In the case of the companies marked *, the stated percentage nominal value of issued shares is held by, or by a nominee for, Cobham plc. Otherwise shares are held by, or by a nominee for, a subsidiary of Cobham plc.

## 40. Explanation of transition to IFRS

This is the first year that the Group has presented its consolidated financial statements under IFRS. The last financial statements under UK GAAP were for the year ended 31 December 2004. As the date of transition to IFRS was 1 January 2004, comparative financial information presented in these financial statements has been re-presented under IFRS.

The Group has taken advantage of the following exemptions under IFRS 1 (First Time Adoption of IFRS):
- Business combinations completed prior to 1 January 2004 have not been restated.
- Opening fair values of fixed assets have been deemed as cost as at 1 January 2004, after reviewing for impairment as appropriate.
- Cumulative translation differences relating to overseas subsidiaries have been set to zero as at 1 January 2004.
- Transition to IAS 32 and 39 has been made effective 1 January 2005 and the 2004 comparatives have not been restated for these standards.

As explained in Note 29 above, errors were discovered during 2005 which have led to the restatement of Net Assets as at 31 December 2003 and the profit for the year to 31 December 2004. As these adjustments have impacted the transitional UK GAAP position as at 31 December 2003, the comparative IFRS information presented in these financial statements differs to that previously published by the Group. The impact on the UK GAAP position is as follows:

| £m | 2004 | 2003 |
|---|---|---|
| UK GAAP Net Assets as previously stated on IFRS transition (unaudited) | 509.7 | 456.9 |
| Adjustment to provisions | (9.0) | (9.7) |
| Adjustment to corporation tax | 2.7 | 2.9 |
| UK GAAP Net Assets as restated | 503.4 | 450.1 |
| UK GAAP Profit after Taxation for the year as previously stated on IFRS transition (unaudited) | 85.0 | |
| Adjustment to cost of sales (release of provision) | 0.7 | |
| Adjustment to tax charge for the year | (0.2) | |
| UK GAAP Profit after Taxation for the year as restated | 85.5 | |

### 40. Explanation of transition to IFRS (continued)

A reconciliation of the previously published unaudited IFRS position at 31 December 2003 and 2004 to that presented in these financial statements is shown in the tables below.

**Reconciliation of equity at 1 January 2004**

| £m | Note | Under UK GAAP as restated | Effect of transition to IFRS | Revised IFRS |
|---|---|---|---|---|
| **Non-Current Assets** | | | | |
| Intangible assets | a) | 345.9 | 2.6 | 348.5 |
| Property, plant and equipment | b) | 224.0 | 0.9 | 224.9 |
| Investment properties | | 4.1 | – | 4.1 |
| Investments in joint ventures and associates | c) | 16.5 | (4.2) | 12.3 |
| Trade and other receivables | d) | 6.3 | (2.4) | 3.9 |
| Deferred taxation assets | | – | 0.5 | 0.5 |
| | | 596.8 | (2.6) | 594.2 |
| **Current Assets** | | | | |
| Inventories | | 190.0 | – | 190.0 |
| Trade and other receivables | | 184.5 | – | 184.5 |
| Available for sale investments | | 0.1 | – | 0.1 |
| Cash and cash equivalents | f) | 106.1 | 38.3 | 144.4 |
| | | 480.7 | 38.3 | 519.0 |
| **Current Liabilities** | | | | |
| Borrowings | b) | (80.4) | (38.4) | (118.8) |
| Trade and other payables | g) | (226.0) | 21.1 | (204.9) |
| Corporation tax | | (30.9) | – | (30.9) |
| | | (337.3) | (17.3) | (354.6) |
| **Non-Current Liabilities** | | | | |
| Borrowings | | (180.2) | – | (180.2) |
| Trade and other payables | b) | (11.7) | (0.8) | (12.5) |
| Deferred taxation liabilities | h) | (18.4) | 18.4 | – |
| Provisions | | (30.6) | – | (30.6) |
| Retirement benefit obligation | i) | (49.2) | (22.1) | (71.3) |
| | | (290.1) | (4.5) | (294.6) |
| **Net Assets** | | 450.1 | 13.9 | 464.0 |
| **Capital and Reserves** | | | | |
| Called up share capital | | 27.8 | – | 27.8 |
| Share premium account | | 76.8 | – | 76.8 |
| Translation reserve | j) | – | – | – |
| Revaluation reserve | k) | 1.7 | (1.7) | – |
| Other reserves | l) | 0.7 | 2.1 | 2.8 |
| Retained earnings | m) | 342.0 | 13.5 | 355.5 |
| **Total Shareholders' Equity** | | 449.0 | 13.9 | 462.9 |
| Minority interest | n) | 1.1 | – | 1.1 |
| **Total Equity** | | 450.1 | 13.9 | 464.0 |

| | | |
|---|---|---|
| IFRS Net Assets as at 1 January 2004 as previously published (unaudited) | | 470.8 |
| Net effect of prior year adjustment to UK GAAP position | 29 | (6.8) |
| IFRS Net Assets as at 1 January 2004 as restated | | 464.0 |

**40. Explanation of transition to IFRS (continued)**
**Reconciliation of equity at 31 December 2004 (last UK GAAP financial statements)**

| £m | Note | Under UK GAAP as restated | Effect of transition to IFRS | Revised IFRS |
|---|---|---|---|---|
| **Non-Current Assets** | | | | |
| Intangible assets | a) | 373.8 | 31.8 | 405.6 |
| Property, plant and equipment | b) | 236.9 | 0.9 | 237.8 |
| Investment properties | | 4.1 | – | 4.1 |
| Investments in joint ventures and associates | c) | 17.3 | (3.1) | 14.2 |
| Trade and other receivables | d) | 9.6 | (2.3) | 7.3 |
| | | 641.7 | 27.3 | 669.0 |
| **Current Assets** | | | | |
| Inventories | | 183.9 | – | 183.9 |
| Trade and other receivables | e) | 227.7 | (3.6) | 224.1 |
| Cash and cash equivalents | f) | 101.3 | 74.7 | 176.0 |
| | | 512.9 | 71.1 | 584.0 |
| **Current Liabilities** | | | | |
| Borrowings | b) | (116.1) | (72.5) | (188.6) |
| Trade and other payables | g) | (232.7) | 23.0 | (209.7) |
| Corporation tax | | (45.7) | 0.3 | (45.4) |
| Provisions | | – | (2.2) | (2.2) |
| | | (394.5) | (51.4) | (445.9) |
| **Non-Current Liabilities** | | | | |
| Borrowings | | (151.3) | – | (151.3) |
| Trade and other payables | b) | (10.6) | (0.8) | (11.4) |
| Deferred taxation liabilities | h) | (20.2) | 4.1 | (16.1) |
| Provisions | | (26.9) | 2.2 | (24.7) |
| Retirement benefit obligation | i) | (47.7) | (21.4) | (69.1) |
| | | (256.7) | (15.9) | (272.6) |
| Net Assets | | 503.4 | 31.1 | 534.5 |
| **Capital and Reserves** | | | | |
| Called up share capital | | 27.9 | – | 27.9 |
| Share premium account | | 81.6 | – | 81.6 |
| Translation reserve | j) | – | (11.4) | (11.4) |
| Revaluation reserve | k) | 1.7 | (1.7) | – |
| Other reserves | l) | 0.3 | 4.5 | 4.8 |
| Retained earnings | m) | 390.8 | 39.5 | 430.3 |
| **Total Shareholders' Equity** | | 502.3 | 30.9 | 533.2 |
| Minority interest | n) | 1.1 | 0.2 | 1.3 |
| **Total Equity** | | 503.4 | 31.1 | 534.5 |

| | |
|---|---|
| IFRS Net Assets as at 31 December 2004 as previously published (unaudited) | 541.2 |
| Effect of prior year adjustment to UK GAAP position | (6.3) |
| Adjustments to IFRS restatement | (0.4) |
| IFRS Net Assets as at 31 December 2004 as restated | 534.5 |

**Notes to the reconciliation of equity at 1 January 2004 and 31 December 2004**

An explanation of the key impacts arising from the transition to IFRS is given below:

a) Development costs of £2.6m have been capitalised as at 1 January 2004 under IAS 38 (Intangible Assets) which were expensed to profit and loss under previously applied UK GAAP. A further £0.7m adjustment was required for the year to 31 December 2004. In addition, the application of IFRS 3 (Business Combinations) has resulted in a £20.9m increase in the goodwill balance as at 31 December 2004, compared to that previously reported under UK GAAP, as no amortisation is charged to goodwill under IFRS. Also, the application of IFRS 3 increases intangibles and goodwill as at 31 December 2004 by £11.8m and the application of IAS 21 results in a decrease of £2.8m on translation.

b) The application of IAS 17 (Leases) has resulted in the reclassification of a number of leases previously held as operating leases, to finance leases and recognition of corresponding finance lease liabilities. Assets have been recognised with a net book value of £0.9m as at 1 January 2004 and 31 December 2004, with increases in finance lease liabilities reflected in trade and other payables and other non-current creditors (£0.1m and £0.8m respectively as at 1 January 2004 and at 31 December 2004).

c) Accounting for costs associated with borrowing under IAS 23 (Borrowing Costs) has resulted in a net decrease in the value of investments in joint ventures and associates of £4.2m as at 1 January 2004 and £3.1m as at 31 December 2004. This relates to interest costs associated with long-term aircraft leases.

d) Under IAS 18 (Revenue), other non-current receivables have been discounted by £2.4m as at 1 January 2004 and £2.3m as at 31 December 2004.

# Notes to the Group Financial Statements continued

**40. Explanation of transition to IFRS (continued)**

e) Under IAS 21 (The Effects of Changes in Foreign Exchange Rates), all non-functional currency current asset balances are required to be recognised at the rate prevailing at the balance sheet date. Under UK GAAP applicable currency hedges could be applied.

f) Although netted under UK GAAP, application of IFRS to the Group's banking arrangements results in a gross up of cash and cash equivalents and overdrafts amounting to £38.3m and £72.4m as at 31 December 2003 and 2004 respectively. The effect of the application of IAS 21 to the value of cash and cash equivalents as at 31 December 2004 was £2.3m.

g) Dividends are recognised only when authorised for payment under IAS 10 (Events after the Balance Sheet Date). This change from UK GAAP in the recognition of the year end dividend results in a reduction in dividend liabilities of £22.3m as at 1 January 2004, and £2.2m as at 31 December 2004. Other standards affecting creditors include IAS 17 (Leases) and IAS 19 (Employee Benefits).

h) The total effect of the application of IAS 12 (Income Taxes) and the tax impact of the first time application of other IFRS and reclassifications on transition to IFRS is a reduction in deferred taxation liabilities of £18.4m as at 1 January 2004 and £4.1m as at 31 December 2004.

i) Under UK GAAP presentation the deferred tax relating to the retirement benefit obligation is netted against the liability whilst under IFRS this tax is reflected as part of the net deferred tax liability or asset. This presentational change increases the retirement benefit obligation by £21.1m as at 1 January 2004 and £20.4m as at 31 December 2004. Additionally, for both periods, the retirement benefit obligation recognised under IAS 19 (Employee Benefits) is £1.0m higher than that recognised under the equivalent UK GAAP accounting standard due to the change in equity asset valuation methodology from mid price to bid price.

j) IAS 21 requires translation differences arising on the results and financial position of subsidiaries which do not report in the Group's functional currency to be disclosed separately in a translation reserve.

k) The revaluation reserve which arose under previous GAAP on the revaluation of investment properties is transferred to retained earnings on transition to IFRS under IAS 40 (Investment Property), as the investment properties are held at deemed cost under IFRS.

l) Accounting for share based payments under IFRS 2 increases the reported Share Option account within Other Reserves as at 31 December 2004 by £2.8m when compared to UK GAAP. There is also a deferred tax effect relating to potential future tax benefits offset within the retained earnings bringing the total movement in Other Reserves at 31 December 2004 to £4.5m.

m) The following cumulative adjustments have been made to the retained earnings:

| £m | 1 January 2004 | 31 December 2004 |
|---|---|---|
| – IAS 10 (Dividend Recognition) | 22.3 | 24.6 |
| – IAS 11/23 and IAS 18 (Revenue Recognition) | (5.9) | (5.9) |
| – IAS 19 (Employment Costs) | (1.5) | (2.0) |
| – IFRS 2 (Share Based Payments) | (0.3) | (2.4) |
| – IAS 38 (Capitalisation of Development Costs) | 1.9 | 1.4 |
| – IFRS 3 (Reversal of Goodwill Amortisation) | – | 20.9 |
| – IFRS 3 (Amortisation of Intangibles Recognised on Acquisitions) | – | (1.2) |
| – IAS 21 (Foreign Currency Translation) * | – | 8.6 |
| – IAS 40 (Investment Properties) | 1.7 | 1.7 |
| – Other | (0.1) | – |
| – Taxation adjustment | (4.6) | (6.2) |
| | 13.5 | 39.5 |

* The effects of IAS 21 are largely offset in the translation reserve.

n) Movements in minority interests relate to IAS 10 (Events after the Balance Sheet Date) requirements regarding dividends.

The application of IAS 21, IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) has resulted in the following adjustments to the opening Balance Sheet as at 1 January 2005:

| £m | 31 December 2004 | Effect of transition to IFRS | 1 January 2005 |
|---|---|---|---|
| Trade and other receivables – non-current | 7.3 | (2.2) | 5.1 |
| Trade and other receivables – current | 224.1 | 3.0 | 227.1 |
| Cash and cash equivalents | 176.0 | (7.6) | 168.4 |
| Derivative financial instruments | – | 18.5 | 18.5 |
| Borrowings (total) | (339.9) | (0.6) | (340.5) |
| Trade and other payables | (209.7) | 0.8 | (208.9) |
| Corporation tax | (45.4) | 0.1 | (45.3) |
| Deferred tax | (16.1) | (4.7) | (20.8) |
| | | 7.3 | |

## 40. Explanation of transition to IFRS (continued)
### Reconciliation of profit for the year ended 31 December 2004

| £m | Note | Under UK GAAP as restated | Effect of transition to IFRS | Reanalysis of discontinued operations | Revised IFRS |
|---|---|---|---|---|---|
| **Continuing Operations** | | | | | |
| Revenue | o) | 983.0 | (4.0) | (146.7) | 832.3 |
| Cost of sales | p) | (713.9) | 0.3 | 120.2 | (593.4) |
| Gross Profit | | 269.1 | (3.7) | (26.5) | 238.9 |
| Selling and distribution costs | q) | (55.5) | (0.1) | 9.5 | (46.1) |
| Administrative expenses | r) | (83.3) | 19.2 | 10.8 | (53.3) |
| **Group Operating Profit** | | 130.3 | 15.4 | (6.2) | 139.5 |
| Share of post tax profits of joint ventures and associates | s) | 2.8 | (0.2) | – | 2.6 |
| | | 133.1 | 15.2 | (6.2) | 142.1 |
| Finance income | t) | 23.2 | 0.3 | (0.1) | 23.4 |
| Finance expense | | (31.2) | – | 0.1 | (31.1) |
| **Profit on Continuing Operations before Taxation** | | 125.1 | 15.5 | (6.2) | 134.4 |
| Tax on continuing operations | u) | (39.6) | (0.4) | 1.9 | (38.1) |
| **Profit on Continuing Operations after Taxation** | | 85.5 | 15.1 | (4.3) | 96.3 |
| Profit after taxation from discontinued operations | | | | 4.3 | 4.3 |
| **Profit after Taxation for the Year** | | 85.5 | 15.1 | – | 100.6 |
| IFRS Profit after Taxation for the year ended 31 December 2004 as previously published (unaudited) | | | | | 101.2 |
| Effect of prior year adjustment to UK GAAP position | | | | | 0.5 |
| Adjustments to IFRS restatement | | | | | (1.1) |
| IFRS Profit after Taxation attributable to equity shareholders for the year ended 31 December 2004 as restated | | | | | 100.6 |

UK GAAP figures as shown above are as restated for the fundamental accounting error as described in Note 29 and as described above.

**Notes to the reconciliation of the Income Statement for the year ended 31 December 2004**

o) Movements in revenue relate to the retranslation of foreign currency sales, as required by IAS 21. In line with IFRS 1, this results only in a reclassification within the income statement.

p) See 'o' above and some impacts from IAS 19 (Employee Benefits) and IAS 38 (Intangible Assets).

q) IAS 19 (Employee Benefits).

r) Primarily the reversal of goodwill under IFRS 3 (Business Combinations) and the reversal of IAS 21 adjustments to revenue, partially offset by the amortisation of intangibles recognised on acquisition (IFRS 3) and share based payment costs (IFRS 2).

s) Under IAS 1, the share of earnings from joint ventures is required to be reported after tax and interest charges. This change reverses out in the Finance Income and Taxation lines, having no effect on Profit after Tax.

t) Primarily the reversal of the joint venture costs described in note 's' above. There is also a small impact from the accounting change described in Note 'c' above.

u) This contains the tax effect of the points noted above as well as an additional tax charge under IAS 12 (Income Taxes).

**Explanation of material adjustments to the cash flow statements for the year to 31 December 2004**

Income taxes of £22.9m paid during the year ended 31 December 2004 are classified as a part of operating cash flows under IFRS, but were included in a separate category of tax cash flows under UK GAAP. There are no other material differences between the cash flow statement presented under IFRS and the cash flow statement presented under UK GAAP.

## 41. Approval of financial statements

The financial statements were approved by the Board of directors and authorised for issue on 7 April 2006.

# Group Financial Record

| £m | UK GAAP 2001 (Restated) | UK GAAP 2002 (Restated) | UK GAAP 2003 (Restated) | IFRS 2004 | IFRS 2005 |
|---|---|---|---|---|---|
| **Revenue** | 721.8 | 734.6 | 832.6 | 832.3 | **970.3** |
| **Underlying Profit before Taxation** | 103.5 | 115.8 | 135.3 | 150.0 | **177.7** |
| **Profit on Continuing Operations before Taxation** | 87.5 | 99.9 | 119.8 | 134.4 | **126.0** |
| Tax on continuing operations | (27.7) | (28.1) | (36.0) | (38.1) | **(35.3)** |
| **Profit on Continuing Operations after Taxation** | 59.8 | 71.8 | 83.8 | 96.3 | **90.7** |
| Profit/(Loss) after taxation from discontinued operations | – | – | (65.3) | 4.3 | **7.4** |
| **Profit after Taxation for the Year** | 59.8 | 71.8 | 18.5 | 100.6 | **98.1** |
| | | | | | |
| **Net Assets Employed** | | | | | |
| Intangible assets | 243.9 | 250.3 | 345.9 | 405.6 | **528.1** |
| Property, plant and equipment (including investment properties) | 191.0 | 194.2 | 228.1 | 241.9 | **206.8** |
| Investments | 10.6 | 14.5 | 16.5 | 14.2 | **14.7** |
| Other non-current assets | – | – | – | 7.3 | **19.8** |
| Current assets | 385.0 | 405.1 | 487.0 | 584.0 | **649.4** |
| | 830.5 | 864.1 | 1,077.5 | 1,253.0 | **1,418.8** |
| Current liabilities | (318.0) | (277.1) | (340.2) | (445.9) | **(559.6)** |
| Long-term liabilities | (198.5) | (242.2) | (231.2) | (203.5) | **(191.1)** |
| Net assets excluding pension liabilities | 314.0 | 344.8 | 506.1 | 603.6 | **668.1** |
| Pension liabilities | – | (46.6) | (49.2) | (69.1) | **(81.0)** |
| **Net Assets including pension liabilities** | 314.0 | 298.2 | 456.9 | 534.5 | **587.1** |
| | | | | | |
| **Financed by** | | | | | |
| Ordinary share capital | 25.2 | 25.4 | 27.8 | 27.9 | **28.1** |
| Reserves | 288.0 | 272.0 | 428.0 | 505.3 | **557.5** |
| **Shareholders' Funds** | 313.2 | 297.4 | 455.8 | 533.2 | **585.6** |
| Minority interest | 0.8 | 0.8 | 1.1 | 1.3 | **1.5** |
| **Net Assets** | 314.0 | 298.2 | 456.9 | 534.5 | **587.1** |
| | | | | | |
| *Pence* | | | | | |
| Dividend per ordinary share | 2.32 | 2.56 | 2.82 | 2.90 | **3.19** |
| Earnings per ordinary share – underlying (IFRS – continuing) | 7.54 | 8.64 | 9.35 | 9.12 | **10.58** |
| Earnings per ordinary share – basic (IFRS – continuing) | 5.94 | 7.07 | 1.72 | 8.61 | **8.05** |
| Earnings per ordinary share – fully diluted (IFRS – continuing) | 5.88 | 7.02 | 1.71 | 8.55 | **8.01** |
| Net assets per ordinary share | 31.1 | 29.4 | 41.2 | 48.0 | **52.4** |
| | | | | | |
| £m | | | | | |
| Market capitalisation | 1,086 | 1,035 | 1,295 | 1,381 | 1,900 |

Notes:

IFRS underlying profit before taxation excludes exceptional gains and losses on disposal of undertakings, amortisation of intangible fixed assets recognised on acquisition and unrealised changes in fair value of currency derivative instruments.

UK GAAP Underlying Profit before Taxation excludes amortisation of goodwill, integration costs and exceptional items.

In 2001, long-term liabilities and reserves were restated to reflect the impact of adopting FRS 19 (Deferred Tax) in 2002.

In 2002, current assets, long-term liabilities, pension liabilities and profit/(loss) retained have been restated to reflect the adoption of FRS 17 (Retirement Benefits). Years prior to 2002 have not been restated for the adoption of FRS 17.

Income statement figures reported under UK GAAP include discontinued operations. Under IFRS the profit/(loss) for discontinued operations is disclosed separately below profit on continuing operations after taxation.

# Independent Auditors' Report to the Members of Cobham plc

We have audited the parent company financial statements of Cobham plc for the year ended 31 December 2005 which comprise the Balance Sheet, the Statement of Total Recognised Gains and Losses, the Reconciliation of Movements in Shareholders' Funds, the related notes and the accounting policies set out in the statement of Accounting Policies. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the Group financial statements of Cobham plc for the year ended 31 December 2005.

**Respective responsibilities of directors and auditors**
The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the parent company financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Chairman's Statement, the Chief Executive's Review, the Business Review, the Financial Review, the statement on Corporate Social Responsibility, the statement on strategy, the statement on new structure, the Directors' Report, the statement on Corporate Governance, and the unaudited part of the Directors' Remuneration Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

**Basis of audit opinion**
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' Remuneration Report to be audited.

**Opinion**
In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 December 2005; and
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

**PricewaterhouseCoopers LLP**
Chartered Accountants and Registered Auditors
Southampton
7 April 2006

**Notes:**
(a) The maintenance and integrity of the Cobham plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.
(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

# Accounting Policies

**Accounting Convention**
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain tangible fixed assets, in accordance with the Companies Act 1985 and applicable accounting standards (UK GAAP), as modified by the revaluation of certain fixed assets in the UK. Compliance with SSAP 19 (Accounting for Investment Properties) requires departure from the requirements of the Companies Act 1985 relating to depreciation and an explanation of the departure is given in the tangible fixed assets accounting policy note below.

**Changes in accounting policies**
Cobham plc (the company) has adopted FRS 20 (Share Based Payment), FRS 21 (Events after the Balance Sheet Date), FRS 23 (Effects of Changes in Foreign Exchange Rates) and FRS 26 (Financial Instruments: Measurement). The adoption of each of these standards represents a change in accounting policy and the comparative figures have been restated accordingly except where the exemption to restate comparatives has been taken. Details of the effect of the prior year adjustments are given in Note 8.

**Turnover**
Turnover is measured at the fair value of the right to consideration and is generally recognised when services are delivered and excludes value added tax and other sales taxes.

**Pensions**
The company and its subsidiaries operate a number of defined benefit and defined contribution schemes.

Defined benefit schemes are funded, with the assets of the scheme held separately from those of the company, in separate trustee administered funds. Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. These are multi-employer schemes including employees of other Group companies. It is not considered possible to allocate scheme assets and liabilities between the various companies and, accordingly, the schemes are accounted for as though they were defined contribution schemes.

For defined contribution schemes the amount charged to the profit and loss account in respect of pension costs and other post-retirement benefits is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

**Deferred Taxation**
Deferred tax is recognised on a full provision basis on all timing differences which have originated, but not reversed, at the balance sheet date calculated at rates of tax expected to apply, based on current tax rates and law. Timing differences represent accumulated differences between the company's taxable profit and its financial profit and arise primarily from payments to the Group's defined benefit pension schemes and the difference between accelerated capital allowances and depreciation. Deferred tax assets and liabilities have not been discounted.

**Tangible Fixed Assets**
Plant and machinery fixed assets are depreciated on a straight-line basis to their estimated residual values over their estimated useful lives which range from three to five years. Investment properties are not depreciated.

In accordance with SSAP 19, investment properties are held at open market value. Any aggregate surplus or deficit on revaluation is transferred to a revaluation reserve, and no provision is made for depreciation of freehold properties. This departure from the requirements of the Companies Act 1985, which requires all properties to be depreciated, is, in the opinion of the directors, necessary for the financial statements to show a true and fair view in accordance with applicable accounting standards.

The depreciation (which would, had the provisions of the Act been followed, have reduced profit for the year) is only one of the factors reflected in the annual valuation and the amount attributable to this factor cannot reasonably be separately identified or quantified.

**Investment in group undertakings**
Investments are stated at cost less any provision for impairment in value.

**Operating Leases**
Operating lease payments for assets leased from third parties are charged to the profit and loss account as incurred.

**Provisions**
A provision is recognised when the company has a present legal or constructive obligation as a result of a past event and it is probable that settlement will be required of an amount that can be reliably estimated.

Provisions for contingent consideration are recognised when it is considered probable that the conditions attaching to potential payment will be met.

Long-term liabilities and provisions are discounted when the impact is material.

**Share Capital**
Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the preference shareholders or if dividend payments are not discretionary. Dividends on preference share capital classified as liabilities are recognised in the profit and loss account as dividend expense.

**Foreign Currencies**
The functional currency of the company is sterling. Transactions in currencies other than the functional currency are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denoted in non-functional currencies are retranslated at the exchange rate ruling at the balance sheet date and any exchange differences arising are taken to the profit and loss account.

In order to manage exposure to certain foreign exchange risks, the company enters into forward contracts and options which are accounted for as derivative financial instruments.

**Derivative financial instruments and hedge accounting**
Receipts and payments on derivative financial instruments are recognised on an accruals basis, over the life of the instruments. Finance costs associated with debt issuances are charged to the profit and loss account over the life of the instruments. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value.

The company's activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The company uses foreign exchange forward contracts and interest rate swap contracts to reduce these exposures. The company does not use derivative financial instruments for speculative purposes.

Hedge accounting principles are used for interest rate swaps. For interest rate swaps designated as cash flow hedges, movements in fair value are held in equity until such time as the underlying transactions crystallise. At that time, amounts held in equity will be recycled to the profit and loss account. Movements in the fair value of interest rate swaps designated as fair value hedges are recognised through the profit and loss account.

The company manages foreign currency exposures on a macro basis and has chosen not to apply hedge accounting to these instruments. Thus contracts which give rise to an asset or liability are recognised at fair value at the balance sheet date and any change in the fair value is recognised in the profit and loss account.

**Share Based Remuneration**
For grants made under the company's share based remuneration schemes, amounts which reflect the fair value of options awarded as at the time of grant are charged to the profit and loss account. The valuation of the options utilises a methodology based on the Black-Scholes model, modified where required to allow for the impact of market related performance criteria.

The company has taken advantage of the transitional provisions of FRS 20 in respect of equity settled awards and has applied FRS 20 only to equity settled awards granted after 7 November 2002.

# Parent Company Balance Sheet (under UK GAAP)

As at 31 December 2005

| £m | Note | 2005 | 2005 | 2004 Restated | 2004 Restated |
|---|---|---|---|---|---|
| **Fixed Assets** | | | | | |
| Tangible assets | 1 | | 7.2 | | 4.3 |
| Investments in Group undertakings | 2 | | 726.4 | | 724.0 |
| Financial assets: Derivative financial instruments | 10 | | 4.5 | | – |
| | | | 738.1 | | 728.3 |
| **Current Assets** | | | | | |
| Financial assets: Derivative financial instruments | 10 | 1.4 | | – | |
| Debtors: Amounts falling due within one year | 3 | 429.8 | | 236.5 | |
| Cash at bank and in hand | | 154.3 | | 3.1 | |
| | | 585.5 | | 239.6 | |
| Creditors: Amounts falling due within one year | | | | | |
| Borrowings | 4 | (365.5) | | (129.8) | |
| Other creditors | 4 | (279.8) | | (161.8) | |
| Financial liabilities: Derivative financial instruments | 10 | (3.3) | | – | |
| | | (648.6) | | (291.6) | |
| **Net Current Liabilities** | | | (63.1) | | (52.0) |
| Total Assets less Current Liabilities | | | 675.0 | | 676.3 |
| Creditors: Amounts falling due after more than one year | | | | | |
| Borrowings | 5 | | (134.4) | | (125.0) |
| Other creditors | 5 | | (3.4) | | (3.4) |
| Financial liabilities: Derivative financial instruments | 10 | | (2.0) | | – |
| **Provisions for Liabilities and Charges** | 6 | | (9.6) | | (0.4) |
| | | | 525.6 | | 547.5 |
| **Capital and Reserves including non equity interests** | | | | | |
| Called up share capital | 7 | | 28.1 | | 27.9 |
| Share premium account | 8 | | 87.5 | | 81.6 |
| Special reserve | 8 | | 43.6 | | 43.6 |
| Revaluation reserve | 8 | | 2.9 | | – |
| Other reserves | 8 | | 7.4 | | 3.2 |
| Profit and loss account | 8 | | 356.1 | | 391.2 |
| **Shareholders' Funds** | | | 525.6 | | 547.5 |

Approved by a duly appointed and authorised committee of the Board on 7 April 2006 and signed on its behalf by:

**Gordon Page**
**Warren Tucker**

Registered number in England: 30470

# Statement of Total Recognised Gains and Losses
For the year ended 31 December 2005

| £m | Note | 2005 | 2004 Restated |
|---|---|---|---|
| **(Loss)/Profit Attributable to Shareholders** | | (10.1) | 36.7 |
| Fair value gain on cash flow hedge | 8 | 1.7 | – |
| Movement on deferred tax relating to cash flow hedge | 8 | (0.5) | – |
| Revaluation of investment properties | 1 | 2.9 | – |
| **Total recognised (losses)/gains relating to the year** | | (6.0) | 36.7 |
| Prior year adjustment: | | | |
| Impact of adopting FRS 20 | 8 | 2.7 | – |
| Impact of adopting FRS 26 | 10 | 10.8 | – |
| **Total (losses)/gains recognised since last annual report** | | 7.5 | 36.7 |

# Reconciliation of Movements in Shareholders' Funds
For the year ended 31 December 2005

| £m | Note | 2005 | 2004 Restated |
|---|---|---|---|
| **(Loss)/Profit Attributable to Shareholders** | | (10.1) | 36.7 |
| Dividends | 11 | **(35.8)** | (32.3) |
| (Loss)/retained profit for the year | 8 | **(45.9)** | 4.4 |
| Issue of shares | 7 | **0.2** | 0.1 |
| Premium on issue of shares | 8 | **5.9** | 4.8 |
| Revaluation of investment properties | 1 | **2.9** | – |
| Impact of adopting new standards for the current year: | | | |
| Adjustments to opening shareholders' funds at 1 January 2005 on adoption of FRS 26 | 8,10 | **10.8** | – |
| Hedging Reserve recorded on adoption of FRS 26 | 8 | **1.2** | – |
| Adjustment in respect of employee share schemes | 8 | **3.0** | 2.3 |
| **Net (decrease)/increase in shareholders' funds** | | **(21.9)** | 11.6 |
| **Shareholders' funds at 1 January*** | | **547.5** | 535.9 |
| **Shareholders' funds at 31 December** | | **525.6** | 547.5 |

* Shareholders' funds at 1 January 2005 were previously stated as £532.3m before prior year adjustments of £15.2m as detailed in Note 8.

**Profit attributable to shareholders**
In accordance with the concession granted under Section 230(1) of the Companies Act 1985, the profit and loss account of Cobham plc has not been separately presented in these financial statements. There is no material difference between the results disclosed and the results on an unmodified historical cost basis.

**Cash flow statement**
In accordance with the exemption under FRS 1, the company's cash flow statement has not been separately presented in these financial statements.

# Notes to the Parent Company Financial Statements

### 1. Tangible Fixed Assets

| £m | Investment properties | Plant and machinery | Total |
|---|---|---|---|
| **Cost or valuation** | | | |
| At 1 January 2005 | 4.1 | 0.6 | 4.7 |
| Additions | – | 0.1 | 0.1 |
| Disposals | – | (0.2) | (0.2) |
| Surplus on revaluation | 2.9 | – | 2.9 |
| **At 31 December 2005** | 7.0 | 0.5 | 7.5 |
| **Accumulated depreciation** | | | |
| At 1 January 2005 | – | 0.4 | 0.4 |
| Eliminated on disposals | – | (0.2) | (0.2) |
| Charge for the year | – | 0.1 | 0.1 |
| At 31 December 2005 | – | 0.3 | 0.3 |
| **Net book amount** | | | |
| At 31 December 2005 | 7.0 | 0.2 | 7.2 |
| At 1 January 2005 | 4.1 | 0.2 | 4.3 |

A fair value of £7.0m has been ascribed to the investment property. This is based on an estimated market price provided by the agent who manages the property on the company's behalf. The agent is experienced in marketing such properties in the location and in the opinion of the directors forms a reasonable basis for the valuation. No formal valuation has been completed.

The parent company had no capital commitments at 31 December 2005 (2004: £nil).

### 2. Investments in group undertakings

| £m | Shares | Options | Total |
|---|---|---|---|
| **At 31 December 2004** | 721.3 | – | 721.3 |
| Impact on adoption of FRS 20 | – | 2.7 | 2.7 |
| **At 31 December 2004 as restated** | 721.3 | 2.7 | 724.0 |
| Options granted under FRS 20 | – | 2.4 | 2.4 |
| **At 31 December 2005** | 721.3 | 5.1 | 726.4 |

The directors consider that the carrying value of investments approximates to the fair value.

A list of subsidiaries of the company is provided in Note 39 of the Group financial statements.

### 3. Debtors

| £m | Note | 2005 | 2004 |
|---|---|---|---|
| **Amounts falling due within one year** | | | |
| Amounts owed by subsidiary undertakings | | 419.9 | 232.2 |
| Other debtors | | – | 0.1 |
| Prepayments and accrued income | | 3.3 | 4.2 |
| Deferred tax | 12 | 6.6 | – |
| | | 429.8 | 236.5 |

The directors consider that the carrying value of debtors approximates to the fair value.

## 4. Creditors: Amounts falling due within one year

| £m | 2005 | 2004 |
|---|---|---|
| **Borrowings** | | |
| Bank loans and overdrafts | 362.6 | 124.6 |
| Senior notes | 2.9 | 5.2 |
| | 365.5 | 129.8 |

Further details concerning borrowings are given in Note 5.

| £m | 2005 | 2004 |
|---|---|---|
| **Other creditors** | | |
| Trade creditors | 5.5 | 2.0 |
| Amounts owed to subsidiary undertakings | 267.4 | 148.7 |
| Taxation payable (UK Corporation Tax) | 0.7 | 6.6 |
| Payroll and other taxes, including social security | 1.0 | 0.5 |
| Accruals and deferred income | 5.2 | 4.0 |
| | 279.8 | 161.8 |

In July 2005, a new £300m revolving multi-currency credit facility was entered into to replace an existing £150m facility and the US$200m bridge facility put in place to finance the REMEC acquisition. This facility, arranged for general corporate purposes, is for five years, with extensions of up to two years at the option of the banks. Interest is payable at the drawn currencies' applicable LIBOR rate plus margin. The loan agreement contains no provisions for charges over Group assets and includes both financial and non-financial covenants. As at 31 December 2005, £241.6m had been drawn on this facility.

The directors consider that the carrying value of creditors approximates to the fair value.

## 5. Creditors: Amounts falling due after more than one year

| £m | Note | 2005 | 2004 |
|---|---|---|---|
| **Borrowings** | | | |
| Senior notes | | 134.4 | 125.0 |
| Preference shares | 7 | – | – |

| £m | 2005 | 2004 |
|---|---|---|
| **Other creditors** | | |
| Amounts owed to subsidiary undertakings | 3.4 | 3.4 |

| £m | 2005 | 2004 |
|---|---|---|
| **Borrowings** | | |
| Senior notes are repayable as follows: | | |
| Between one and two years | 2.9 | 2.6 |
| Between two and five years | 34.2 | 33.9 |
| After five years | 97.3 | 88.5 |
| | 134.4 | 125.0 |

Senior notes, repayable on maturity, were issued in October 2002. The facility comprises two series of notes; one for US$55m which has a bullet repayment after seven years and the other for US$170m which has a bullet repayment after ten years. The notes carry a fixed interest rate of 5.14% in respect of the seven year notes and a rate of 5.58% in respect of the ten year notes. These fixed rates have been swapped into rates that vary with LIBOR.

Senior notes, repayable by instalments, were issued in March 1996 and comprise two series of notes for US$25m, one with an average life of seven years and the other an average life of ten years. Repayments totalling US$35m have been made to date. The notes carry a fixed interest rate of 6.28% for the seven year notes and 6.42% for the ten year notes.

The directors consider that the carrying value of creditors approximates to the fair value.

### 6. Provisions for liabilities and charges

| £m | Deferred tax | Other | Total |
|---|---|---|---|
| At 1 January 2005 | 0.4 | – | 0.4 |
| Impact of adopting new standard – FRS 26 (Financial Instruments) | 4.6 | – | 4.6 |
| At 1 January 2005 as restated | 5.0 | – | 5.0 |
| Charge/(credit) to profit and loss account | (3.9) | 8.0 | 4.1 |
| Charge to reserves | 0.5 | – | 0.5 |
| At 31 December 2005 | 1.6 | 8.0 | 9.6 |

**Other provisions**

Other provisions include provisions recognised in connection with the disposal of the Fluid and Air group and are likely to unwind over a period of more than one year. The amounts have been determined based on the directors' current estimates of likely outcomes.

### 7. Called-up share capital

| £m | 2005 | 2004 |
|---|---|---|
| Authorised | | |
| Equity | | |
| 1,479,200,000 (2004: 1,479,200,000) ordinary shares of par value 2.5p each | 37.0 | 37.0 |
| Non Equity | | |
| 20,000 (2004: 20,000) 6% second cumulative preference shares of £1 | – | – |
| | | |
| Allotted, issued and fully paid | | |
| Equity | | |
| 1,122,859,490 (2004: 1,116,069,050) 2.5p ordinary shares | 28.1 | 27.9 |
| Non Equity | | |
| 19,700 (2004: 19,700) 6% second cumulative preference shares of £1 | – | – |

The company has one class of ordinary shares which carry no right to fixed income. On 8 July 2005, the ordinary shares of the company were subdivided such that each existing ordinary share was replaced by ten new ordinary shares. The new subdivision of share capital has been made to improve liquidity in the trading of Cobham plc shares. The numbers of shares above have been restated to reflect this change.

During the year 2,861,600 (2004: 351,947) ordinary shares were issued in connection with the Cobham Savings Related Share Option Scheme and 3,928,840 (2004: 284,168) were issued in connection with the executive share option schemes. The nominal value of such shares was £0.2m (2004: £0.1m) and the cash consideration received net of costs was £6.1m (2004: £4.9m).

The 6% second cumulative preference shareholders are entitled to receive a fixed cumulative preference dividend at the rate of 6% per annum in priority to the payment of dividends on the ordinary shares. In addition, on a return of assets on the liquidation or otherwise of the company, the assets available for distribution are to be applied first in repaying to the holders of the 6% second cumulative preference shares the amounts paid up on their shares. On a show of hands every member holding 6% second cumulative preference shares who is present in person has one vote and on a poll every member has one vote for every £1 in nominal amount of the shares of which he is the holder. The 6% second cumulative preference shares are non-redeemable and classified as borrowings.

### 8. Reserves

| £m | Note | Share Premium Account | Special Reserve | Revaluation Reserve | Hedging Reserve | Share Option Reserve | Profit and Loss Account | Total |
|---|---|---|---|---|---|---|---|---|
| At 31 December 2004 as previously reported | | 81.6 | 43.6 | – | – | 0.3 | 378.9 | 504.4 |
| Prior year adjustment | | | | | | | | |
| – FRS 20 (Share based payment) | 2 | – | – | – | – | 2.9 | (0.2) | 2.7 |
| – FRS 21 (Post balance sheet events) | | – | – | – | – | – | 12.5 | 12.5 |
| At 31 December 2004 as restated | | 81.6 | 43.6 | – | – | 3.2 | 391.2 | 519.6 |
| Impact of adopting FRS 26 (Financial Instruments) | 10 | – | – | – | – | – | 10.8 | 10.8 |
| At 1 January 2005 | | 81.6 | 43.6 | – | – | 3.2 | 402.0 | 530.4 |
| Loss for the year | | – | – | – | – | – | (45.9) | (45.9) |
| Premium on issue of shares | | 5.9 | – | – | – | – | – | 5.9 |
| Increase in fair value of cash flow hedging derivatives | 10 | – | – | – | 1.7 | – | – | 1.7 |
| *Deferred tax movement on increase in fair value* of cash flow hedging derivatives | | – | – | – | (0.5) | – | – | (0.5) |
| Charge to reserves for the year | | – | – | – | – | 3.0 | – | 3.0 |
| Revaluation of investment properties | 1 | – | – | 2.9 | – | – | – | 2.9 |
| At 31 December 2005 | | 87.5 | 43.6 | 2.9 | 1.2 | 6.2 | 356.1 | 497.5 |

Reserves are wholly attributable to equity interests.

The share option reserve relates to provisions made in accordance with FRS 20 for shares allocated under the company share option schemes.

The hedging reserve reflects movements in fair values of cash flow hedge derivatives.

## 8. Reserves (continued)

### Prior year adjustments and impact of new standards

The prior year adjustment relates to the implementation of FRS 20 (Share based payment) and FRS 21 (Post balance sheet events) while FRS 26 (Financial instruments) does not affect comparatives and is only applied to the current period.

These prior year adjustments may be summarised as follows:

| £m | Share Option Reserve | Profit and Loss Account | Total |
|---|---|---|---|
| **FRS 20 (Share based payment)** | | | |
| Adjustment to opening balance as at 1 January 2004 | 0.9 | (0.1) | 0.8 |
| Adjustment for the year ended 31 December 2004 | 2.3 | (0.2) | 2.1 |
| UITF 17 | | | |
| Adjustment to opening balance as at 1 January 2004 | (0.7) | 0.5 | (0.2) |
| Adjustment for the year ended 31 December 2004 | 0.4 | (0.4) | 0 |
| **Total adjustment to Shareholders' funds as at 1 January 2005** | **2.9** | **(0.2)** | **2.7** |
| | | | |
| **FRS 21 (Post balance sheet events)** | | | |
| Adjustment to opening balance as at 1 January 2004 | – | 11.2 | 11.2 |
| Adjustment for the year ended 31 December 2004 | – | 1.3 | 1.3 |
| **Total adjustment to Shareholders' funds as at 1 January 2005** | **–** | **12.5** | **12.5** |
| | | | |
| Total prior year adjustment | | | 15.2 |

The adjustments resulting from the adoption of FRS 21 relate to the timing of recognition of dividends.

FRS 26 has resulted in derivative instruments being recorded in the financial statements, with a net credit impact of £10.8m to the profit and loss account at 1 January 2005, and a charge to the profit and loss account for the year ended 31 December 2005 of £9.8m net of tax.

## 9. Share-based payments

### Equity-settled share option scheme

The company operates two incentive schemes for certain senior executives, the Cobham Long Term Incentive Plan (LTIP) and the Cobham Executive Share Option Scheme (ESOS).

Under the LTIP scheme awards are made at nil cost, vesting over a three year performance period based on the company's Total Shareholder Return relative to that of a comparator group and also conditional upon the company's EPS growth over the same period.

Under the ESOS, options are granted at a price not less than the market value of the company's ordinary shares on, or shortly before the date the options are granted. Exercise is conditional upon the company's EPS growth over a three year period.

Further details of these schemes can be found in the Directors' Remuneration Report on pages 29 to 34 of the Group financial statements.

In addition, entry to the Cobham Savings Related Share Option Scheme (ShareSave), is available to all employees of participating subsidiaries. Employees may purchase the company's shares at 80% of the closing market price on the date of grant during a two-week period each year, up to a maximum contribution value of £3,000 in any one year. The shares so purchased are generally placed in the employees' share savings plan and will only be released to employees who remain in the company's employment for a period of three years from the date of grant. Details of the share options outstanding during the year are as follows:

| | 2005 | 2004 |
|---|---|---|
| LTIP | Number of share options | Number of share options |
| Outstanding at the beginning of the year | 3,383,730 | 2,481,630 |
| Granted during the year | 1,526,990 | 1,655,370 |
| Forfeited during the year | (430,410) | – |
| Exercised during the year | (93,014) | – |
| Expired during the year | (519,710) | (753,270) |
| Outstanding at the end of the year | 3,867,586 | 3,383,730 |
| Exercisable at the end of the year | – | – |

# Notes to the Parent Company Financial Statements continued

**9. Share-based payments (continued)**

The options outstanding at the end of the year have a weighted average remaining contractual life of 1.53 years (2004: 1.75 years). During 2005, options were granted on 11 May with an estimated fair value of £0.551. In 2004, options were granted on 28 April and 20 September. The estimated fair values of the options granted on those dates were £0.883 and £0.815 respectively.

These fair values were calculated using the Black-Scholes option pricing model modified by a Monte Carlo simulation to determine the likely impact of market related performance conditions. The inputs into the model were as follows:

| | 2005 | 2004 |
|---|---|---|
| Weighted average share price | £1.335 | £1.359 |
| Weighted average exercise price | Nil | N/A |
| Expected volatility | 22% | 25% |
| Expected life | 3 Years | 3 Years |
| Risk free rate | 4.4% | 4.8% |
| Expected dividend yield | 2.3% | 2.1% |

Expected volatility was determined by calculating the historical volatility of the company's share price over the previous three years. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

| | 2005 | | 2004 | |
|---|---|---|---|---|
| ESOS | Number of share options | Weighted average exercise price | Number of share options | Weighted average exercise price |
| Outstanding at the beginning of the year | 16,106,770 | 1.108 | 14,776,639 | 1.003 |
| Granted during the year | 4,728,927 | 1.432 | 4,267,410 | 1.350 |
| Forfeited during the year | (972,850) | 1.248 | (78,819) | 0.993 |
| Exercised during the year | (3,781,420) | 0.984 | (2,858,460) | 0.922 |
| Expired during the year | – | – | – | – |
| Outstanding at the end of the year | 16,081,427 | 1.224 | 16,106,770 | 1.109 |
| Exercisable at the end of the year | 4,633,950 | 0.941 | 6,317,940 | 0.975 |

Share options were exercised throughout the year and the average share price was £1.444 (2004: £1.321). The options outstanding at the end of the year have a weighted average remaining contractual life of 7.75 years (2004: 7.69 years), exercise prices range from £0.580 to £1.624. In 2005, options were granted on 11 May, 19 October and 9 December. The estimated fair values of the options granted on those dates are £0.317, £0.350 and £0.400 respectively. In 2004, options were granted on 16 June, 20 September and 13 October. The estimated fair values of the options granted on those dates are £0.389, £0.368 and £0.364 respectively.

These fair values were calculated using the Black-Scholes option pricing model. The inputs into the model were as follows:

| | 2005 | 2004 |
|---|---|---|
| Weighted average share price | 1.404 | 1.354 |
| Weighted average exercise price | 1.432 | 1.350 |
| Expected volatility | 26% | 28% |
| Expected life | 5 Years | 5 Years |
| Risk free rate | 4.4% | 4.9% |
| Expected dividend yield | 2.1% | 2.1% |

Expected volatility was determined by calculating the historical volatility of the company's share price over the previous five years. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

| | 2005 | | 2004 | |
|---|---|---|---|---|
| ShareSave | Number of share options | Weighted average exercise price | Number of share options | Weighted average exercise price |
| Outstanding at the beginning of the year | 15,772,490 | 0.886 | 18,247,780 | 0.787 |
| Granted during the year | 2,125,123 | 1.240 | 4,421,000 | 1.076 |
| Forfeited during the year | (567,650) | 0.935 | (615,990) | 0.835 |
| Exercised during the year | (905,298) | 0.713 | (5,551,330) | 0.693 |
| Expired during the year | (256,340) | 0.931 | (728,970) | 0.844 |
| Outstanding at the end of the year | 16,168,325 | 0.939 | 15,772,490 | 0.896 |
| Exercisable at the end of the year | – | – | – | – |

Share options were exercised throughout the year and the average share price was £1.444 (2004: £1.321). The options outstanding at the end of the year have a weighted average remaining contractual life of 2.27 years (2004: 2.64 years), exercise prices range from £0.691 to £1.240. In 2005, options were granted on 1 February with estimated fair values of £0.405 (three year life), £0.487 (five year life) and £0.549 (seven year life). In 2004, options were granted on 1 February with estimated fair values of £0.355 (three year life), £0.410 (five year life) and £0.465 (seven year life).

## 9. Share-based payments (continued)

These fair values were calculated using the Black-Scholes option pricing model. The inputs into the model were as follows:

| | 2005 | 2004 |
|---|---|---|
| Weighted average share price | £1.382 | £1.184 |
| Weighted average exercise price | £1.076 | £0.939 |
| Expected volatility | 23%-31% | 27%-31% |
| Expected life | 3-7 Years | 3-7 Years |
| Risk free rate | 4.5% | 4.7% |
| Expected dividend yield | 2.2% | 2.3% |

Expected volatility was determined by calculating the historical volatility of the company's share price over the previous three to seven years, dependant on the life of the option. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The company recognised total expenses of £0.5m (2004: £0.4m) related to equity-settled share based payment transactions during the year.

## 10. Derivative financial instruments

| £m | Cash flow hedge | Fair value hedge | Currency translation derivatives | Total |
|---|---|---|---|---|
| **Movement in fair values** | | | | |
| Initial application of new accounting standards | – | 0.9 | 15.4 | **16.3** |
| Fair value gain/(loss) in period through profit and loss account | – | (3.4) | (14.0) | **(17.4)** |
| Fair value gain/(loss) in period through Reserves | 1.7 | – | – | **1.7** |
| **Fair value at 31 December 2005** | 1.7 | (2.5) | 1.4 | **0.6** |
| **Balance Sheet analysis** | | | | |
| Derivative financial instruments – non-current assets | 1.3 | – | 3.2 | **4.5** |
| Derivative financial instruments – current assets | 0.4 | – | 1.0 | **1.4** |
| Derivative financial instruments – current liabilities | – | (0.5) | (2.8) | **(3.3)** |
| Derivative financial instruments – non-current liabilities | – | (2.0) | – | **(2.0)** |
| **Fair value at 31 December 2005** | 1.7 | (2.5) | 1.4 | **0.6** |

The Group has applied the transitional provisions of FRS 26 and, accordingly, has not recorded fair values for any derivatives held as at 31 December 2004.

| **Effect of initial application of new accounting standards** | | | | |
|---|---|---|---|---|
| Accounting for currency instruments | – | 0.9 | 15.4 | **16.3** |
| Hedge accounting | – | (0.9) | – | **(0.9)** |
| | – | – | 15.4 | **15.4** |
| Deferred tax impact | – | – | (4.6) | **(4.6)** |
| **Net impact to Total Equity at start of period** | – | – | 10.8 | **10.8** |

Fair value derivatives are accounted for using hedge accounting. Movements in fair values are matched against the corresponding liabilities or reflected in reserves as appropriate.

Currency instruments are not accounted for using hedge accounting and movements in fair values are reflected in the profit and loss account.

The fair values of the currency and interest rate derivatives are established using valuation techniques, primarily discounting cash flows, based on assumptions that are supported by observable market prices or rates.

## 11. Dividends

| £m | 2005 | 2004 |
|---|---|---|
| Dividends on ordinary shares | | |
| Final dividend per share for the year ended 31 December 2004 (2004: 31 December 2003) | **2.18p** | 1.98p |
| Interim dividend per share for the year ended 31 December 2005 (2004: 31 December 2004) | **1.01p** | 0.92p |
| | | |
| Total final dividend authorised | **24.5** | 22.0 |
| Total interim dividend authorised | **11.3** | 10.3 |
| Total dividend authorised | **35.8** | 32.3 |

In addition to the above, the directors are proposing a final dividend in respect of the financial year ended 31 December 2005 of 2.4p per share which will absorb an estimated £27.0m of shareholders' funds. This dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements. If authorised, it will be paid on 7 July 2006 to shareholders who are on the register of members as at 2 June 2006.

In addition, the company has intra-group dividends receivable of £13.0m (2004: £11.8m) that are proposed but not authorised and which are not included in the financial statements under FRS 21.

### 12. Deferred Taxation

| £m | Note | 2005 | 2004 |
|---|---|---|---|
| Deferred tax assets | | 6.6 | – |
| Deferred tax liabilities | 6 | (1.6) | (0.4) |
| | | 5.0 | (0.4) |

| £m | 2005 | 2004 |
|---|---|---|
| The amount provided represents: | | |
| Accelerated capital allowances | (0.7) | – |
| Other timing differences | 5.7 | (0.4) |
| Net deferred tax assets/(liabilities) | 5.0 | (0.4) |

Movements in deferred tax assets are as follows:

| £m | |
|---|---|
| At 1 January 2005 | – |
| Prior year adjustment – FRS 20 (Share based payment) | 0.1 |
| At 1 January 2005 as restated | 0.1 |
| Credit to profit and loss account | 6.5 |
| At 31 December 2005 | 6.6 |

The deferred tax assets relate primarily to deferred taxation on pension payments, and are expected to reverse over a period of up to four years.

### 13. Employees

| £m | 2005 | 2004 |
|---|---|---|
| Wages and salaries | 3.2 | 2.8 |
| Social security costs | 0.4 | 0.4 |
| Other pension costs | 0.8 | 1.8 |
| Share based payments (FRS 20) | 0.5 | 0.4 |
| | 4.9 | 5.4 |

| Number | 2005 | 2004 |
|---|---|---|
| Average number of employees: | | |
| Administration | 30 | 22 |

Disclosures in respect of directors' emoluments can be found in the Directors' Remuneration report on pages 29 to 34 of the Group financial statements.

Disclosure in respect of key management emoluments can be found in Note 37 to the Group financial statements.

**Defined contribution schemes**

The contributions paid by the company are accounted for as a defined contribution scheme, as the company is unable to identify its share of the underlying assets and liabilities of the scheme. The cost of contributions to the Group scheme for 2005 amounted to £0.8m (2004: £1.8m) of normal funding and a £24.0m special contribution in order to reduce the scheme deficit. Contributions to current benefits accruals represent 18.7% of pensionable salary (2004: 18.8%). No contributions were outstanding at the end of 2004 or 2005.

### 14. Contingent Liabilities

As at 31 December 2005, the company had contingent liabilities in respect of bank and contractual performance guarantees and other matters arising in the ordinary course of business entered into for, or on behalf of, certain Group undertakings. It is not expected that any material liability will arise in respect thereof. Reference should be made to Note 35 of the Group Financial Statements.

### 15. Related Party Transactions

**Directors**

The directors of Cobham plc had no material transactions with the company during the year, other than as a result of service agreements. Details of the directors' remuneration are disclosed in the remuneration report. Exemption has been taken under FRS 8 from disclosing related party transactions for the parent company.

### 16. Foreign Exchange

The impact of foreign exchange to the profit and loss account for the year ended 31 December 2005 is £0.9m gain (2004: £2.8m loss).

# Shareholder Information

**Analysis of shareholders**

(a)At 31 December 2005, 5,507 ordinary shareholders were on the register compared with 5,179 at 31 December 2004.

(b)Analysis of ordinary shareholders on the register at 31 December 2005:

| | Number of registered holders | Percentage registered holders % | Number of ordinary shares held | Percentage of ordinary shares % |
|---|---|---|---|---|
| **Size of holding** | | | | |
| Up to 1,000 | 1,619 | 29.40 | 759,323 | 0.07 |
| 1,001 – 10,000 | 2,514 | 45.65 | 10,063,543 | 0.90 |
| 10,001 – 50,000 | 746 | 13.55 | 16,352,932 | 1.46 |
| 50,001 – 250,000 | 302 | 5.48 | 35,086,070 | 3.12 |
| 250,001 – 1,000,000 | 155 | 2.81 | 81,462,190 | 7.25 |
| 1,000,001 and above | 171 | 3.11 | 979,135,432 | 87.20 |
| | 5,507 | 100.00 | 1,122,859,490 | 100.00 |
| **Category** | | | | |
| Private persons | 4,012 | 72.85 | 69,227,037 | 6.17 |
| Nominees | 1,382 | 25.10 | 1,022,580,110 | 91.07 |
| Insurance companies | – | 0.00 | – | 0.00 |
| Pension funds | 2 | 0.04 | 2,060 | 0.00 |
| Other corporate bodies | 111 | 2.02 | 31,050,283 | 2.77 |
| | 5,507 | 100.00 | 1,122,859,490 | 100.00 |

Source: Lloyds TSB Registrars.

**Registrars**

Enquiries concerning shareholdings or dividends should, in the first instance, be addressed to the company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (telephone: +44 (0)870 600 3970). Shareholders should promptly notify the registrars of any change of address or other particulars.

The registrars provide a range of shareholders' services on-line. The portfolio service provides access to information on investments including balance movements, indicative share prices and information on recent dividends and also enables address and mandate details to be amended on-line. For further information and practical help on transferring shares or updating your details, please visit www.shareview.co.uk. The share dealing service enables shares to be sold by UK shareholders by telephone or over the internet. For telephone sales please call 0870 850 0852 between 8.30 a.m. and 4.30 p.m. For internet sales please visit www.shareview.co.uk/dealing.

**Registered Office**

Brook Road, Wimborne, Dorset BH21 2BJ
Telephone: +44 (0) 1202 882020
Facsimile: +44 (0) 1202 840523
Internet: www.cobham.com
Registered in England No. 30470

**Individual Savings Accounts (ISAs)**

The company has introduced corporate sponsored ISAs through The Share Centre Limited, an independent stockbroker. Further information may be obtained from The Share Centre Limited on +44 (0)1296 414141 or by writing to The Share Centre Limited, PO Box 2000, Aylesbury, Bucks HP21 8ZB. Alternatively, details can be requested via e-mail: cobham@share.co.uk.

**Capital Gains Tax**

For the information of shareholders who held Cobham plc ordinary shares on 31 March 1982, the market value, adjusted for capitalisation and rights issues, of the company's ordinary shares on that date for capital gains tax purposes, unadjusted for the share sub-division of July 2005, was 86.02p.

**Financial Calendar**

| | |
|---|---|
| Annual general meeting | 7 June 2006 |
| Final dividend | 7 July 2006 |
| Interim results | 12 September 2006 |
| Interim dividend | December 2006 |

Design and production: Addison Corporate Marketing Ltd
Print: Royle Corporate Print


Cobham. Six Divisions. One Standard.

**Cobham plc**
Brook Road
Wimborne
Dorset
England
BH21 2BJ

**T:** +44 (0)1202 882 020
**F:** +44 (0)1202 840 523

**www.cobham.com**

File no. 8234923

**IS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.**

'ou are in any doubt as to the action you should take you should consult your own independent adviser. If you have sold or transferred all your shares Cobham plc, please forward this document together with the accompanying annual report and form of proxy to the agent who arranged the sale or nsfer so that they may be passed on to the purchaser or transferee.



# COBHAM PLC
# Annual General Meeting 7 June 2006

File no. 8234923

# :OBHAM PLC

:orporated and registered in England no. 30470)

**Registered Office**
Brook Road
Wimborne
Dorset
England
BH21 2BJ

the holders of ordinary shares and 6% second cumulative preference shares

18 April 2006

·ar Shareholder,

›u will find set out on pages 4 and 5 of this document notice of the annual general meeting (AGM) to be held on Wednesday 7 June 2006 12 noon at Painters' Hall, 9 Little Trinity Lane, London EC4V 2AD. The purpose of this circular is to explain certain business to be transacted that meeting.

**: appointment of directors (resolutions 4, 5 and 6)**
ˢ mentioned in the 2005 annual report and accounts, three directors, Jeff Edington, Peter Hooley and John Patterson, will be seeking ·-appointment at the AGM. Biographical information relating to these directors, including details of their achievements and experience, is ›ntained in Appendix 1 to this circular. Biographical information relating to the other members of the Board is contained on pages 22 and 23 f the annual report and accounts.

he Board, on the recommendation of the nomination committee and following, in the cases of Jeff Edington and Peter Hooley, formal :rformance evaluation, supports the re-appointment of all directors and confirms, as required by the Combined Code, that they continue to : effective members of the Board and to demonstrate commitment to their non-executive roles. In the case of John Patterson, who has not :eviously been the subject of a vote by shareholders, the Board believes that his broad experience at Board level and his particular skills in verseeing long term technical development programmes, including detailed risk analysis, will be of benefit to the Board and the company.

he Board also confirms that its development plans are reviewed at least annually, that these involve an evaluation of the balance of skills, nowledge and experience of the Board and that the proposed re-elections are consistent with the result of this review and the Board's policy ›n Board development.

**uthority to purchase own shares (resolution 9)**
n common with many other listed companies, it is proposed that the directors be empowered to purchase the company's shares in the market. he directors have at present no plans to exercise this power, but consider it prudent to be able to act at short notice if the circumstances so varrant. The directors will only exercise the power given by the resolution if they are satisfied that any purchase will increase the earnings per hare of the ordinary share capital in issue after the purchase and, accordingly, that the purchase is in the interests of shareholders. They will lso give careful consideration to gearing levels of the company and its general financial position and will use distributable profits to meet the :ost of any purchase.

The maximum number of shares which may be purchased under the proposed authority will be 112,705,565 representing approximately 10% of the issued ordinary share capital of the company at 18 April 2006. The price paid for shares will not be less than their nominal value nor more than the higher of 5% above the average of the middle-market quotations of the company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days preceding the day on which the shares are purchased and the amount stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation 2003.

The total number of options to subscribe for ordinary shares that were outstanding at 18 April 2006 (being the latest practicable date prior to publication of this circular) was 27,621,205. The proportion of issued share capital that they represented at that time was 2.4% and the proportion of issued share capital that they will represent if the full authority to purchase shares (existing and being sought) is used is 3.1%.

The Companies Act 1985 permits certain listed companies to hold shares in treasury, as an alternative to cancelling them, following a purchase of own shares by the company in accordance with the Companies Act 1985. Shares held in treasury may subsequently be cancelled, sold for cash or used to satisfy share options and share awards under employees' share schemes.

Once held in treasury, the company is not entitled to exercise any rights, including the right to attend and vote at meetings, in respect of the shares. Further, no dividend or other distribution of the company's assets may be made to the company in respect of the treasury shares.

The directors have no current intention to hold any shares purchased pursuant to the proposed authority as treasury shares, but may do so if they believe it to be in the best interests of the company and its shareholders.

Resolution 9 will be proposed as a special resolution to provide the company with the necessary authority. The authority will expire on 6 September 2007 or, if earlier, at the conclusion of the 2007 AGM. It is the present intention of the directors to seek a similar authority annually.

**Allotment of relevant securities (resolution 10)**
At the AGM held in 2005, shareholders authorised the directors, under section 80 of the Companies Act 1985, to allot relevant securities without the prior consent of shareholders for a period of five years. In accordance with the directors' intention to seek annual renewal of this authority, resolution 10 is an ordinary resolution to authorise the directors to allot relevant securities for a period ending at the conclusion of the company's 2007 AGM or, if earlier, on 6 September 2007. The £8,803,608 nominal amount of relevant securities to which this authority relates represents approximately 31.2% of the nominal amount of issued ordinary share capital of the company as at 18 April 2006. The directors have no present intention of exercising this authority.

File no. 8234923

**Allotment of equity securities for cash (resolution 11)**
Also at last year's meeting a special resolution was passed, under section 95 of the Companies Act 1985, empowering the directors to allot equity securities for cash without first being required to offer such shares to existing shareholders. Resolution 11 is a special resolution proposing that this authority be renewed. If approved, the resolution will authorise the directors, in accordance with the articles of association, to issue shares in connection with a rights issue and otherwise to issue shares for cash up to a nominal amount of £1,408,819 which includes the sale on a non pre-emptive basis of any shares the company may hold in treasury for cash. The amount of equity securities to which this authority relates represents approximately 5% of the issued ordinary share capital of the company as at 18 April 2006. The authority will expire at the conclusion of the company's 2007 AGM or, if earlier, on 6 September 2007.

The directors do not intend to issue more than 7.5% of the issued share capital of the company for cash on a non pre-emptive basis in any rolling three year period without prior consultation with the Investment Committees of the Association of British Insurers and the National Association of Pension Funds.

**Action to be taken**
Even if you are unable to attend the AGM your vote is important. A proxy form in connection with the AGM is enclosed for your use. Please complete the form in accordance with the instructions thereon and return it to Lloyds TSB Registrars by no later than 12 noon on Monday 5 June 2006.

If you prefer, you can register the appointment of your proxy electronically either via the internet or, if you are a CREST member, through the CREST system. Details are set out in the notes to the notice of AGM on page 5. Submission of a proxy appointment will not prevent you from attending and voting at the meeting should you wish.

**Recommendation**
Your directors believe that the proposals referred to in this circular are in the best interests of the company and its shareholders as a whole and recommend that you vote in favour of the resolutions to be proposed at the AGM, as they propose to do in respect of their own shareholdings.

Yours sincerely

**Gordon Page**
Chairman

File no. 8234923

# .PPENDIX 1
'ector's Biographical Notes

**'/ Edington (resolution 4)**
ff Edington (66) was appointed to the Board in a non-executive capacity 1996 and was first elected by shareholders in 1997. He read metallurgy the University of Birmingham where he obtained his PhD in 1963.

om 1964 to 1982 Jeff held a variety of positions in the UK, USA and vitzerland in contract R&D developing a wide range of materials including ıetals, ceramics and semiconductors. From 1982 to 1989 he held a series senior positions in R&D in Alcan Aluminium in the UK and Canada and :came president of Alcan International in 1989. In 1992 he joined the oard of British Steel as executive director, technology, with responsibility r product and process technology, the environment and information chnology and subsequently became executive director, technology, for orus until his retirement.

ff has held several other non-executive directorships and is a past president f the Institute of Materials, Minerals and Mining. He currently runs his own onsulting company on a part-time basis. He is a member of the audit, ıomination and remuneration committees.

**Hooley (resolution 5)**
'eter Hooley (59) was appointed to the Board in a non-executive capacity n 2002 and was first elected by shareholders in 2003. He is a chartered ccountant, having qualified in 1968, and holds an MSc which was obtained rom the University of Bradford Business School in 1972.

After a number of years in private practice, Peter has worked in several nternational listed industrial companies in various financial roles.

He was appointed group finance director of Smith & Nephew plc in 1991 and continues to hold this position. He is due to retire from Smith & Nephew later in the year.

Peter was a non-executive director of Powell Duffryn plc from 1997 until that company's sale in 2000.

He is chairman of the audit committee and a member of the nomination and remuneration committees.

**J S Patterson (resolution 6)**
John Patterson (58) was appointed to the Board in a non-executive capacity in November 2005. He qualified in medicine in 1971 and obtained a Membership (now Fellowship) of the Royal College of Physicians in 1974.

John is an executive director of AstraZeneca plc with responsibility for development having been appointed to that position in 2004. His career started in 1975 when he joined ICI Pharmaceuticals as medical adviser. During his progression to AstraZeneca's senior executive team, John was responsible, as territorial business director, for all of Zeneca Pharmaceuticals' businesses outside of the USA. As executive vice president of product strategy and licensing, John was responsible for global marketing for all brands, including the management of the AstraZeneca product portfolio, licensing and brand development.

John has previous non-executive experience as a director of Amersham PLC. He is a past president of the Association of the British Pharmaceutical Industry and a former member of the supervisory Board of the UK Medicines Control Agency.

He is a director of the British Pharma Group, chairman of Cobham's remuneration committee and a member of its audit and nomination committees.

File no. 3234923

# COBHAM PLC

Notice of Annual General Meeting

**NOTICE IS HEREBY GIVEN** that the one hundred and sixteenth annual general meeting of the company will be held at Painters' Hall, 9 Little Trinity Lane, London EC4V 2AD, at 12 noon on Wednesday 7 June 2006, for the purposes of considering and, if thought fit, passing the following resolutions of which resolutions 9 and 11 will be proposed as special resolutions and the remaining resolutions will be proposed as ordinary resolutions:

**Resolution 1**
THAT the reports of the directors and auditors and the audited financial statements for the year ended 31 December 2005 now laid before the meeting be received.

**Resolution 2**
THAT the directors' remuneration report for the year ended 31 December 2005 contained in the 2005 annual report and accounts now laid before the meeting be approved.

**Resolution 3**
THAT the final dividend of 2.4p per ordinary share of 2.5p recommended by the directors be declared payable on 7 July 2006 to ordinary shareholders on the register as at the close of business on 2 June 2006.

**Resolution 4**
THAT J W Edington be re-appointed a director.

**Resolution 5**
THAT P Hooley be re-appointed a director.

**Resolution 6**
THAT J S Patterson be re-appointed a director.

**Resolution 7**
THAT PricewaterhouseCoopers LLP be re-appointed as auditors of the company to hold office until the conclusion of the next general meeting at which accounts are laid before the company.

**Resolution 8**
THAT the remuneration of the auditors be determined by the directors.

**Resolution 9**
THAT in accordance with article 11 of the company's articles of association, the company be and is generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of Ordinary Shares of 2.5p each in the capital of the company (Ordinary Shares) on such terms and in such manner as the directors of the company may from time to time determine provided that:

(i) the maximum number of Ordinary Shares that may be purchased under this authority is 112,705,565;

(ii) the maximum price which may be paid for an Ordinary Share purchased under this authority shall not be more than the higher of an amount equal to 105 per cent of the average of the middle market prices shown in the quotations for Ordinary Shares in the London Stock Exchange Daily Official List for the five business days preceding the day on which that Ordinary Share is purchased and the amount stipulated by Article 5(1) of the Buy-back and Stabilisation regulation 2003. The minimum price which may be paid per Ordinary Share is the nominal value of such Ordinary Share (in each case exclusive of expenses (if any) payable by the company);

(iii) unless previously renewed, varied or revoked this authority will expire on 6 September 2007 or, if earlier, at the conclusion of the annual general meeting of the company to be held in 2007; and

(iv) the company may make a contract or contracts to purchase Ordinary Shares under this authority before its expiry which will or may be executed wholly or partly after the expiry of this authority.

**Resolution 10**
THAT:

(a) in accordance with article 6 of the company's articles of association, the directors be authorised to allot relevant securities up to a maximum nominal amount of £8,803,608;

(b) this authority shall expire at the conclusion of the next annual general meeting of the company after the passing of this resolution or, if earlier on 6 September 2007; and

(c) all previous unutilised authorities under section 80 of the Companies Act 1985 shall cease to have effect (save to the extent that the same are exercisable pursuant to section 80(7) of the Companies Act 1985 by reason of any offer or agreement made prior to the date of this resolution, which would or might require relevant securities to be allotted on or after the date of this resolution).

**Resolution 11**
THAT:

(a) in accordance with article 7 of the company's articles of association, the directors be given power to allot equity securities for cash;

(b) the powers under paragraph (a) above (other than in connection with article 7(a)(i) of the company's articles of association) shall be limited to the allotment of equity securities having a nominal amount not exceeding in aggregate £1,408,819;

(c) this authority shall expire at the conclusion of the next annual general meeting of the company after the passing of this resolution or, if earlier, on 6 September 2007; and

(d) all previous authorities under section 95 of the Companies Act shall cease to have effect.

By order of the Board
**J M Pope**
Secretary
18 April 2006

Brook Road
Wimborne
Dorset
England
BH21 2BJ

Members of the company entitled to attend and vote are entitled to appoint one or more proxies to attend and on a poll to vote instead of them. A proxy need not be a member of the company.

ı Shareholders who prefer to register the appointment of their proxy electronically via the internet can do so through the Lloyds TSB Registrars' website at www.sharevote.co.uk where full instructions on the procedure are given. The personal reference number, card ID and account number printed on the proxy form will be required to use this electronic proxy appointment system. Alternatively shareholders who have already registered with Lloyds TSB Registrars' online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk and clicking on 'Company Meetings'. A proxy appointment made electronically will not be valid if sent to any address other than those provided or if received after 12 noon on Monday 5 June 2006. Please note that any electronic communication found to contain a computer virus will not be accepted.

ii) The company specifies pursuant to regulation 41 of the Uncertificated Securities Regulations 2001 that only those ordinary shareholders entered in the register of members of the company as at 6pm on Monday 5 June 2006 shall be entitled to attend or vote at the aforesaid general meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the relevant register of securities after 6pm on Monday 5 June 2006 shall be disregarded in determining the rights of any person to attend or vote at the meeting. This note does not apply to preference shareholders.

iv) CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent, Lloyds TSB Registrars (ID 7RA01) by 12 noon on 5 June 2006. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(v) The register of directors' interests in the shares of the company and copies of all directors' service contracts and all non-executive directors' terms of appointment are available for inspection during normal business hours at the company's registered office from the date of this circular and will also be available for inspection at the AGM for at least 15 minutes prior to and during the meeting.

File no. 82-34923

# COBHAM PLC

Annual general meeting – 7 June 2006

RECEIVED
2006 JUN -5 A 10:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1/003020
MR ADRIAN ANNING LORAM
19 SCUTTS CLOSE
LYTCHETT MATRAVERS
POOLE BH16 6HB

**Proxy form – explanatory notes**

1. If you are unable to attend the AGM and wish to appoint another person as your proxy other than by electronic means, please detach the attached proxy form, fill it in and send it along with any power of attorney or authority under which it is executed to Lloyds TSB Registrars to be received no later than 12 noon on 5 June 2006. Completion and return of the proxy form will not prevent you from attending and voting if you so wish. The form is pre-addressed and no envelope is necessary. If you prefer, you may place the form in an envelope and address it to: FREEPOST SEA 7100, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6UT. No postage is necessary in either case. (Overseas shareholders are requested to use an envelope, affix the appropriate postage stamp and send it to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, Great Britain BN99 6UT.)
2. If you wish to appoint a person other than the chairman as your proxy delete 'the chairman of the meeting' in the proxy form and insert the name of the person you wish to appoint. Unless you insert the proxy's name in the space provided, you will be deemed to have appointed the chairman of the meeting.
3. The instrument appointing a proxy must be in writing under the hand of the appointor or his/her attorney duly authorised in writing or, if the appointor is a corporation, under its common seal or executed in accordance with sections 36A(4) and (5) of the Companies Act 1985 or under the hand of an officer, attorney, or other person duly authorised to sign it.
4. Unless instructed how to vote, your proxy may vote or abstain from voting at his/her discretion. This form will be used only in the event of a poll being directed or demanded.
5. In the case of joint holders the signature of one of them will suffice, but the names of all joint holders must be shown. The vote of the first-named holder in the register of members will be accepted to the exclusion of other joint holders.
6. Alterations to the proxy form must be initialled.
7. A vote withheld has no legal effect and will count neither for nor against a resolution.

If you have any questions regarding the completion of the proxy form, please contact Lloyds TSB Registrars on: 0870 600 3970 or +44 (0)121 415 7161.

# Proxy form

# COBHAM PLC

MR ADRIAN ANNING LORAM

| Reference number | Card I.D. | Account number |
|---|---|---|
| 22507556 | 02486111 | 00346702 |

You may submit your proxy electronically at www.sharevote.co.uk using the above numbers. If you cannot attend the AGM and wish to appoint another person (who need not be a shareholder of the company) as your proxy, please complete this proxy form with reference to the attached explanatory notes.

I/We, the undersigned, a registered shareholder/registered shareholders of Cobham plc, hereby appoint the chairman of the meeting, or

[ ]

as my/our proxy to attend and, on a poll, vote on my/our behalf at the AGM to be held on 7 June 2006 and at any adjournment thereof. I/We wish my/our proxy to vote as indicated on this form. I/We direct further that my/our proxy will vote (or withhold a vote) as he/she thinks fit on any of the resolutions on which I/we do not give a direction and on any other matter which may properly come before the meeting or any adjournment thereof.

Please indicate your vote by marking the appropriate boxes in black ink like this: ☒

| Resolution | For | Against | Vote withheld |
|---|---|---|---|
| 1. To receive the reports of the directors and auditors and the audited financial statements. | ☐ | ☐ | ☐ |
| 2. To approve the directors' remuneration report. | ☐ | ☐ | ☐ |
| 3. To declare a final ordinary dividend. | ☐ | ☐ | ☐ |
| 4. To re-appoint J.W. Edington a director. * | ☐ | ☐ | ☐ |
| 5. To re-appoint P. Hooley a director. *† | ☐ | ☐ | ☐ |
| 6. To re-appoint J.S. Patterson a director. *†† | ☐ | ☐ | ☐ |
| 7. To re-appoint the auditors. | ☐ | ☐ | ☐ |
| 8. To authorise the directors to determine the auditors' remuneration. | ☐ | ☐ | ☐ |
| 9. To authorise the company to purchase its own shares. S | ☐ | ☐ | ☐ |
| 10. To authorise the directors to allot relevant securities. | ☐ | ☐ | ☐ |
| 11. To authorise the directors to allot equity securities for cash. S | ☐ | ☐ | ☐ |

* member of the audit, nomination and remuneration committees
† chairman of the audit committee
†† chairman of the remuneration committee
S special resolution

This card should not be used for comments, change of address, or queries. Please send a separate letter.

Date 2006

Signature

0248-002-6

RESPONSE LICENCE
NUMBER SEA 7100

2

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6UT

File no. 8234923

# COBHAM PLC



**Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 23rd May 2006**

**Present:** **W G Tucker - Chairman (By telephone)**
**A E Cook**

**In attendance: J M Pope - Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

**1.1 The Cobham Executive Share Option Scheme (1994 – [Approved ("A") Unapproved ("U")]**

| Date of Grant | Name | Date of Notice | No of Shares | Subscription Price |
|---|---|---|---|---|
| 30.10.03 | J Taylor | 07.04.06 | 27,410 "U" | £32,503.60 |

**1.2 The Cobham Executive Share Option Scheme (2004 – [Un-approved ("U) & Approved "A"]**

| | | | | |
|---|---|---|---|---|
| 20.09.04 | J Taylor | 07.04.06 | 20,260 "U" | £27,296.97 |
| 11.05.05 | " | " | 17,770 "U" | £23,758.49 |
| 11.05.05 | " | " | 8,410 "A" | £11,244.17 |

It was resolved that a total of 73,850 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

| Name | No. of Shares | Premium per Share (£) |
|---|---|---|
| J Taylor | 27,410 | 1.16083 |
| " | 20,260 | 1.3222333 |
| " | 17,770 | 1.312 |
| " | 8,410 | 1.312 |

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 73,850 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

**2.** There being no further business the meeting closed.

..........................................................
**Chairman**

File no. 8234927

# COBHAM PLC

## Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 23rd May 2006

**Present:** W G Tucker - Chairman
A E Cook [by telephone]

**In attendance:** J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

**1.1 The Cobham Executive Share Option Scheme (1994 – [Approved ("A") Unapproved ("U")]**

| Date of Grant | Name | Date of Notice | No of Shares | Subscription Price |
|---|---|---|---|---|
| 30.10.03 | N Barlow | 07.04.06 | 4,790 "A" | £13,784.47 |
| 30.10.03 | " | " | 6,030 "U" | £13,123.02 |

**1.2 The Cobham Executive Share Option Scheme (2004 – [Un-approved ("U)]**

| | | | | |
|---|---|---|---|---|
| 20.09.04 | N Barlow | 07.04.06 | 9,740 | £5,680.13 |
| 11.05.05 | " | " | 10,310 | £7,150.55 |

It was resolved that a total of 30,870 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

| Name | No. of Shares | Premium per Share (£) |
|---|---|---|
| N Barlow | 4,790 | 1.16083 |
| " | 6,030 | 1.16083 |
| " | 9,740 | 1.322333 |
| " | 10,310 | 1.312 |

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the Registrars to prepare as soon as possible a definitive share certificate for 30,870 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..................................................
Chairman

Co. no. 8234923

# COBHAM PLC

## Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 23rd May 2006

**Present:** W G Tucker - Chairman
A E Cook [by telephone]

**In attendance:** J M Pope - Secretary

**1.** It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

**1.1 The Cobham Executive Share Option Scheme (2004 – [Approved ("A")]**

| Date of Grant | Name | Date of Notice | No of Shares | Subscription Price |
|---|---|---|---|---|
| 30.10.03 | N Jackson | 07.04.06 | 8,720 "A" | £11,748.74 |
| 30.10.03 | " | " | 10,280 "A" | £13,744.36 |

It was resolved that a total of 19,000 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

| Name | No. of Shares | Premium per Share (£) |
|---|---|---|
| N Jackson | 8,720 | 1.347333 |
| | 10,280 | 1.337000 |

1.2 It was further resolved that the secretary be instructed:

1.2.1 to direct the Registrars to prepare as soon as possible a definitive share certificate for 19,000 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

**2.** There being no further business the meeting closed.

..............................................
Chairman

File no. 8234923

# COBHAM PLC

RECEIVED
2006 JUN -5 A 10:3-
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 25th May 2006**

| | | | |
|---|---|---|---|
| **Present:** | W G Tucker | - | Chairman |
| | A J Hannam | | |
| **In attendance:** | J M Pope | - | Company Secretary |

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedule dated 10th May 2006 have given notice to the company (such notice being accompanied by the appropriate subscription price of £11,423.40) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 12,450 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 10th May 2006 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

..............................
Chairman

File no. 3234923 BARLOW JACKSON

SECRETARIAT

*Please complete in typescript, or in bold black capitals*
CHFP029

# 88(2)

## Return of Allotment of Shares

**Company Number** 30470

**Company name in full** Cobham plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 23 | 05 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary 2.5p, £, | | |
| Number allotted | 49,870 | | |
| Nominal value of each share | £ 0.025 | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £ 0.025 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

Companies House receipt date barcode

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

File no. 8234923 JTAYLOR.

SECRETARIAT

'lease complete in typescript,
ır in bold black capitals
:HFP029

# 88(2)

## Return of Allotment of Shares

| | |
|---|---|
| **Company Number** | 30470 |
| **Company name in full** | Cobham plc |

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 2 3 | 0 5 | 2 0 0 6 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary 2.5p, £, | | |
| Number allotted | 73,850 | | |
| Nominal value of each share | £ 0.025 | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £ 0.025 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |

Companies House receipt date barcode

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

File no. 8234923

ames and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) | | |
| Address: 20 FENCHURCH STREET, LONDON, ENGLAND | Ordinary 2.5p, £, | 73,850 |
| UK Postcode: E C 3 P 3 D B | | |
| Name | | |
| Address | | |
| UK Postcode | | |
| Name | | |
| Address | | |
| UK Postcode | | |
| Name | | |
| Address | | |
| UK Postcode | | |
| Name | | |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed JM Pope Date 23/5/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

File no. 8234923

SECRETARIAT

'lease complete in typescript,
'r in bold black capitals
:HFP029

RECEIVED
2006 JUN -5 A 10: 3-
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# 88(2)

## Return of Allotment of Shares

| | |
|---|---|
| Company Number | 30470 |
| Company name in full | Cobham plc |

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 25 | 05 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary 2.5p, £, | | |
| Number allotted | 12,450 | | |
| Nominal value of each share | £ 0.025 | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £ 0.025 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

Companies House receipt date barcode

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

ames and addresses of the allottees *(List joint share allotments consecutively)* File no. 8234923

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING<br>Address:<br>UK Postcode | Ordinary 2.5p, £, | 12,450 |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

Signed J M POPE Date 25/5/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.


MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE,
DORSET, BH21 2BJ
Tel 01202 882020
DX number DX exchange

File no. 8234923

| Closure report dated 10th May 2006 | | | | | | | | | | | | | | | Schedule 1.1 to | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Originator: Yorkshire Building Society | | | | | | | | | | | | | | | General Purposes committee minute | | |
| | | | | | | | | | | | | | | | dated 25th May 2006 | | |
| | Grant | | Option | Share | | | | | Exercised | | | | | | | | |
| Account Number | Date | Term | Price | Premium | Title | Surname | Initials | NI NO | Shares | Cost | Address1 | Address2 | Address3 | Address4 | Postcode | Forenames | Location |
| 001226542561 | 061100 | 5 | 0.836 | 0.811 | MR | ALLSOP | S | TX618938B | 4840 | 4046.24 | 4 GOLDFINCH ROAD | CREEKMOOR | POOLE | | BH17 7TD | STANLEY | FRL |
| 001225786461 | 061100 | 5 | 0.836 | 0.811 | MR | CLAYTON | CP | YE111075C | 2420 | 2023.12 | 338 WEST WAY | BROADSTONE | | | BH18 9LF | CHRISTOPHER PAUL | FRA |
| 008870385565 | 161104 | 3 | 1.076 | 1.051 | MRS | LALLEY | SJ | JN774428A | 700 | 753.20 | 31A EAST STREET | SOUTH MOLTON | | | EX36 3DB | SAMANTHA | FRH |
| 008870206965 | 161104 | 3 | 1.076 | 1.051 | MR | OYEBADE | JA | PW589167D | 3530 | 3798.28 | 14 ACACIA CLOSE | PURDIS FARM | IPSWICH | | IP3 8XB | JULIUS ALANI | ERA |
| 001227014361 | 061100 | 5 | 0.836 | 0.811 | MR | SARGEANT | EC | WL804073C | 960 | 802.56 | STONE COTTAGE | MOULTON LANE | NORTH COWTON | NORTHALLERTON | DL7 0JR | ELTON CRAIG | FRAT |
| Totals | | | | | | | | | 12450 | £11,423.40 | | | | | | | |

## Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | Cobham PLC |
| **TIDM** | COB |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 15:31 11-May-06 |
| **Number** | 8385C |

RNS Number:8385C
Cobham PLC
11 May 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

(a) A E Cook
(b) W G Tucker
(c) A J Hannam
(d) A J Stevens

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Directors named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

(a) YBS Trustees
(b) YBS Trustees
(c) YBS Trustees
(d) YBS Trustees

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

---

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of partnership shares in the Cobham Share Incentive Plan

7) Number of shares/amount of stock acquired

(a) 788 ordinary shares
(b) 788 ordinary shares
(c) 788 ordinary shares
(d) 788 ordinary shares

8) Percentage of issued class

File no. 82-34923

9) Number of shares/amount
of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary 2.5p shares

12) Price per share

£1.9175

13) Date of transaction

10th May 2006

14) Date company informed

(a) 11th May 2006
(b) 11th May 2006
(c) 11th May 2006
(d) 11th May 2006

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

File no. 8234923



23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 857552

25) Name and signature of authorised company official responsible for making this notification

Date of Notification....11th May 2006 .......J M POPE

This information is provided by RNS
The company news service from the London Stock Exchange

END

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## Regulatory Announcement

Go to market news section



| | |
|---|---|
| **Company** | Cobham PLC |
| **TIDM** | COB |
| **Headline** | Holding(s) in Company |
| **Released** | 16:01 24-May-06 |
| **Number** | 5175D |

RNS Number:5175D
Cobham PLC
24 May 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

Cobham plc

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

Aviva plc and its subsidiaries

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

Morley Fund Management Ltd:

| | |
|---|---|
| BNY Norwich Union Nominees Ltd | 12,165,702* |
| Chase GA Group Nominees Ltd | 22,893,580* |
| Chase Nominees Ltd | 1,975,986* |
| CUIM Nominee Ltd | 7,358,863* |
| Vidacos Nominees Ltd | 419,759* |

*denotes beneficial interest

5) Number of shares/amount of stock acquired.

n/a

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

n/a

7) Number of shares/amount of stock disposed

1,853,279

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

0.16%

File no. 8234923



9) Class of security

Ord GBP0.025

10) Date of transaction

22 May 2006

11) Date listed company informed

23 May 2006

12) Total holding following this notification

44,813,890*

*beneficial interest only

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.98%

14) Any additional information

Figures are based on shares in issue of 1,126,737,206

15) Name of contact and telephone number for queries

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification ............... 24th May 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

## Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | Cobham PLC |
| **TIDM** | COB |
| **Headline** | Re Contract |
| **Released** | 09:16 24-May-06 |
| **Number** | 4836D |

RNS Number:4836D
Cobham PLC
24 May 2006

24 May 2006

COBHAM WINS US ARMY CONTRACT WORTH UP TO US$49M

Cobham plc ("Cobham") is pleased to announce that its Cobham Defence Electronic Systems Division ("CDES") has been awarded a contract worth up to US$49m for the supply of VHF antennas to the US Army, on a firm fixed price, indefinite quantity contract with four one year options. This order will enhance the strong performance expected of CDES in 2006.

The antennas were designed and developed in order to anticipate growing land based military requirements and will be manufactured at Cobham's facility in Bolton, Massachusetts, and will be supplied to the US Defense Center Columbus for use in tactical communications.

Allan Cook, Cobham Chief Executive, said:
"Cobham Defence Electronic Systems is a leading supplier of high technology RF, microwave and millimetre wave subsystems to the military. This award highlights the importance of our communications equipment to land forces in a network centric environment."

NOTES TO EDITOR

Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems in the air, on land, at sea and in space. The company has five technology divisions and one service division that collectively specialise in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

Cobham Defence Electronic Systems ("CDES") designs and manufactures microwave components, integrated assemblies and sub-systems for the US Department of Defense and other military and government customers around the world. It is a leading developer of all classes of air, ground and shipboard antenna sub-systems, positioners, radomes, high-power microwave components and integrated assemblies, and is the market leader for many niche microwave products. CDES is also the world leader in advanced tactical military vehicle intercom systems and solider and ground vehicle situation awareness products.

ENQUIRIES

Cobham plc +44 (0) 1202 882 020
Allan Cook, Chief Executive
Warren Tucker, Group Financial Director

Weber Shandwick Square Mile +44 (0) 20 7067 0746
Susan Ellis / Helen Thomas

File no. 82-34923



This information is provided by RNS
The company news service from the London Stock Exchange

END

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## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Cobham PLC |
| **TIDM** | COB |
| **Headline** | Site Tour and Presentation |
| **Released** | 07:00 24-May-06 |
| **Number** | 4640D |

RNS Number:4640D
Cobham PLC
24 May 2006

Embargoed until 07.00 24 May 2006

Cobham plc

Site Tour and Presentation

Cobham announces that it is today hosting a site tour for investors and analysts to the Cobham Services Division at Bournemouth International Airport and Cobham Air Refuelling and Auxiliary Mission Equipment Division at Wimborne.

During the visit, a presentation will be made on the operational improvement activities coordinated by Cobham's Divisional Support Office.

The tours and presentation will be followed by a lunch hosted by Allan Cook (Chief Executive), Warren Tucker (Group Financial Director) and senior members of the management team.

No new trading or price sensitive information will be disclosed during the visit.

- Ends -

For further information:

Weber Shandwick Square Mile
Helen Thomas +44 (0)20 7067 0700

NOTES TO EDITOR

Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems in the air, on land, at sea and in space. The company has five technology divisions and one service division that collectively specialise in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

File no. 8234923



## Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | Cobham PLC |
| **TIDM** | COB |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 10:53 24-May-06 |
| **Number** | 4907D |

RNS Number:4907D
Cobham PLC
24 May 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

W G Tucker

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

W G Tucker

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
---

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

15,384

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary 2.5p shares

12) Price per share

£1.625

13) Date of transaction

24th May 2006

14) Date company informed

24th May 2006

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 857552

25) Name and signature of authorised company official responsible for making this notification

Date of Notification....24th May 2006 .......J M POPE

This information is provided by RNS
The company news service from the London Stock Exchange

END

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